Exhibit 2.1

ARRANGEMENT AGREEMENT

among

Pegasus BidCo B.V.
("Parent")

2786694 Alberta Ltd.
("Purchaser")

and

SunOpta Inc.
(the "Company")

dated as of

February 6, 2026

- i -

- ii -

Schedules

Schedule A - Parent Knowledge

Schedule B - Arrangement Resolution

Schedule C - Plan of Arrangement

- iii -

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT (this "Agreement"), dated as of February 6, 2026, is by and among Pegasus BidCo B.V., a private company with limited liability incorporated under the laws of the Netherlands ("Parent"), 2786694 Alberta Ltd., a corporation formed under the laws of the Province of Alberta, ("Purchaser"), and SunOpta Inc., a corporation formed under the Laws of Canada (the "Company").

RECITALS

WHEREAS, the Parties wish to effect the acquisition by Purchaser of all of the issued and outstanding common shares in the capital of the Company (the "Common Shares") by way of a plan of arrangement under the provisions of the Canada Business Corporations Act (the "CBCA"), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company Board, acting on the unanimous recommendation of a special committee of independent directors (the "Special Committee") and after receiving legal and financial advice, has unanimously (a) determined that the entering into by the Company of this Agreement and the consummation of the Arrangement are in the best interests of the Company, (b) the Arrangement is fair to the Voting Shareholders and the terms of the Arrangement are fair and reasonable and (c) resolved to recommend that the Voting Shareholders vote in favour of the Arrangement Resolution, all on the terms and subject to the conditions contained herein;

WHEREAS the Supporting Stockholders, as the holders of Common Shares and Special Shares (as applicable), are concurrently herewith entering into a support agreement with Parent and Purchaser (the "Support Agreements"), pursuant to which the Supporting Stockholders agree, among other things, to vote the Common Shares and the Special Shares beneficially owned or controlled by them, as applicable, in favour of the adoption of this Agreement and the Arrangement Resolution, as more fully provided therein; and

WHEREAS, the board of directors or equivalent governing body of each of Purchaser and Parent has approved the entry of Parent and Purchaser into this Agreement, the Arrangement and the transactions contemplated hereby and thereby.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
THE ARRANGEMENT

Section 1.1 Arrangement. The Parties agree that the Arrangement and each of the transactions contemplated in the Plan of Arrangement will be implemented in accordance with the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

Section 1.2 Interim Order. As promptly as reasonably practicable following the execution of this Agreement but in any event, subject to Court availability, on or before the date that is the earliest of the first Business Day that is (i) at least 11 calendar days after the initial filing of the Circular with the SEC, provided that the initial filing was made by 5:30 p.m. Eastern Time, if the SEC staff does not notify Company (orally or in writing) that it will review the Circular by the tenth calendar day after the initial filing of the Circular with the SEC, (ii) at least three calendar days following the date that the SEC staff notifies the Company (orally or in writing) that it will not review the Circular, and (iii) in the event that the Company receives comments from the SEC on the Circular, at least three calendar days following the date that the SEC staff notifies the Company (orally or in writing) that it has completed its review of the Circular and has no further comments (the occurrence of any such event, the "SEC Clearance Event"), the Company shall apply to the Court in a manner acceptable to Parent, acting reasonably, pursuant to section 192 of the CBCA and, in cooperation with Parent, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a) for the class or classes (if applicable) of Persons to whom notice is to be provided in respect of the Arrangement and the Shareholder Meeting and for the manner in which such notice is to be provided;

(b) that the requisite approval for the Arrangement Resolution (the "Company Shareholder Approval") shall be: (i) 66⅔% of the votes cast on the Arrangement Resolution by the Voting Shareholders, voting as a single class, present in person or represented by proxy at the Shareholder Meeting, and (ii) if required under Canadian Securities Laws, a majority of the votes cast by the Voting Shareholders, voting as a single class, present in person or represented by proxy at the Shareholder Meeting after excluding the votes required to be excluded by MI 61-101;

(c) that the Shareholder Meeting may be adjourned or postponed from time to time by the Company Board subject to the terms of this Agreement without the need for additional approval of the Court;

(d) confirmation of the record date for the purposes of determining the Voting Shareholders entitled to notice of and to vote at the Shareholder Meeting in accordance with the Interim Order;

(e) unless required by Law or the Court, that the record date for Voting Shareholders entitled to notice of and to vote at the Shareholder Meeting will not change in respect of any adjournment(s) or postponement(s) of the Shareholder Meeting;

(f) that, in all other respects, other than as ordered by the Court, the terms, conditions and restrictions of the Company Organizational Documents, including quorum requirements and other matters, shall apply in respect of the Shareholder Meeting;

(g) for the grant of the Dissent Rights only to registered holders of the Common Shares as set forth in the Plan of Arrangement;

(h) for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(i) that the deadline for the submission of proxies by the Voting Shareholders shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Toronto, Ontario) prior to the Shareholder Meeting, subject to waiver by the Company in accordance with the terms of this Agreement; and

(j) for such other matters as Parent or the Company may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

Section 1.3 Shareholder Meeting. Subject to the terms of this Agreement and receipt of the Interim Order, the Company shall:

(a) convene and conduct the Shareholder Meeting in accordance with the Company Organizational Documents, the Interim Order and applicable Laws, as promptly as reasonably practicable, and in any event within 40 days following the date on which the Interim Order is obtained (or such other date to which the Shareholder Meeting is postponed or adjourned in accordance with this Agreement);

(b) allow Parent's Representatives and legal counsel to attend the Shareholder Meeting;

(c) not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Shareholder Meeting without Parent's prior written consent, except: (i) as required (x) for quorum purposes (in which case the meeting shall be adjourned and not cancelled, and shall be reconvened as soon as reasonably practicable), or (y) by Law or by a Governmental Entity or by valid Company Shareholder action (in each case, which action is not solicited or proposed by the Company or the Company Board and subject to compliance by the Company with Section 4.4); (ii) for postponements or adjournments of not more than 10 Business Days on each occasion if reasonably requested by Parent or the Company Board for the purposes of obtaining the Company Shareholder Approval (it being understood that the Company may not postpone or adjourn the Shareholder Meeting more than two times pursuant to this clause (ii) without Parent's prior written consent and Purchaser may not request a postponement more than two times pursuant to this clause (ii) without the Company's prior written consent, in each case, not to be unreasonably withheld, conditioned or delayed); (iii) as otherwise expressly permitted under this Agreement; or (iv) to the extent necessary to ensure that any required supplement or amendment to the Circular is provided to the Voting Shareholders within a reasonable amount of time in advance of the Shareholder Meeting in the event that the Company or Parent reasonably determines that (x) the Circular contains any untrue statement of material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they are made, not misleading or (y) such amendment or supplement is necessary or appropriate to address material comments of any Securities Authority on the Circular; provided, however, that, with respect to clauses (i)(x), (ii) and (iii), without the prior written consent of Parent, in no event shall the Shareholder Meeting be held on a date that is more than 30 days after the date for which the Shareholder Meeting was originally scheduled;

(d) solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution or the completion of any of the transactions contemplated by this Agreement, including, if so requested by Parent and at the expense of Parent, using the services of dealers and proxy solicitation firms to solicit proxies in favour of the approval of the Arrangement Resolution and cooperating with any Person engaged by Parent to solicit proxies in favour of the Arrangement Resolution and take all other actions necessary or desirable to obtain the Company Shareholder Approval, in each case unless the Company Board has made an Adverse Recommendation Change permitted by Section 4.4;

(e) provide Parent with copies of or access to information regarding the Shareholder Meeting generated by any proxy solicitation services firm engaged by the Company, as reasonably requested from time to time by Parent;

(f) promptly advise Parent as frequently as Parent may reasonably request, and at least on a daily basis on each of the last ten Business Days prior to the date of the Shareholder Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution;

(g) (i) promptly advise Parent of any communication (whether written or oral)  from any Company Shareholder or Preferred Shareholder in opposition to the Arrangement (other than non-substantive communication), written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by the Company in relation to the Arrangement and any written withdrawal of Dissent Rights received by the Company and any written communications sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement; and (ii) provide Parent with an opportunity to review and comment on any written communication sent by or on behalf of the Company to any Company Shareholder exercising or purporting to exercise Dissent Rights, and to participate in any discussions, negotiations or proceedings with or including such Persons;

(h) not make any payment or settlement offer, or agree to any payment or settlement prior to the closing of the Arrangement (the "Closing") with respect to Dissent Rights without the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned);

(i) not change the record date for the Voting Shareholders entitled to vote at the Shareholder Meeting in connection with any adjournment or postponement of the Shareholder Meeting unless required by Law or the Court; and

(j) at the reasonable request of Parent from time to time, promptly provide Parent with a list (in electronic form) of: (i) the registered Company Shareholders, together with their addresses and respective holdings of the Common Shares; (ii) the registered Preferred Shareholders, together with their addresses and respective holdings of Preferred Stock; (iii) the registered holders of Special Shares, together with their addresses and respective holdings of Special Shares; (iv) the names and addresses (to the extent in the Company's possession or otherwise reasonably obtainable by the Company) and holdings of all Persons having rights issued by the Company to acquire or receive the Common Shares (including holders of Stock Options, Restricted Share Units and Performance Share Units); and (v) participants in book-based systems and non-objecting beneficial owners of the Common Shares, together with their addresses and respective holdings of the Common Shares. The Company shall from time to time require that its registrar and transfer agent furnish Parent with such additional information, including updated or additional lists of the Company Shareholders, Preferred Shareholders and holders of Special Shares and lists of holdings, and other assistance as Parent may reasonably request.

Section 1.4 The Circular.

(a) The Company shall (i) subject to Parent's compliance with Section 1.4(d), as promptly as reasonably practicable (but not later than 30 days) following execution of this Agreement, prepare, in consultation with Parent, the Circular together with any other documents required by applicable Laws in connection with the Shareholder Meeting and file the Circular in preliminary form with the SEC, together with any such documents, and (ii) as promptly as reasonably practicable after an SEC Clearance Event and receipt of the Interim Order, and in any event prior to the Mailing Deadline, file the Circular and other such documents with the appropriate Governmental Entities in all jurisdictions as required by the Interim Order and applicable Law and mail the Circular and other such documents to each Voting Shareholder and any other Person as required under applicable Laws and by the Interim Order, in each case so as to permit the Shareholder Meeting to be held in accordance with the timing specified in Section 1.3(a).

(b) On the date of mailing thereof, the Company shall ensure that the Circular complies in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Voting Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Shareholder Meeting, and, without limiting the generality of the foregoing, the Company shall ensure that the Circular will not contain any Misrepresentation (except that the Company shall not be responsible for any information included in the Circular relating to Parent and its affiliates that was provided by Parent for inclusion in the Circular pursuant to Section 1.4(d)).

(c) The Circular shall: (i) include a copy and a summary of the Fairness Opinions; (ii) state that the Special Committee has received the Scotia Fairness Opinion and, after receiving legal and financial advice, has unanimously recommended that the Company Board authorize the Company to enter into this Agreement; (iii) state that the Company Board has received the Lazard Fairness Opinion and, acting on the unanimous recommendation of the Special Committee and after receiving legal and financial advice, has determined that it is in the best interests of the Company to enter into this Agreement and that the Arrangement and the transactions contemplated hereby are fair and reasonable; (iv) contain the recommendation of the Company Board to the Voting Shareholders that they vote in favour of the Arrangement Resolution (the "Company Board Recommendation"); and (v) contain a statement to the effect that each Supporting Stockholder has entered into a Support Agreement pursuant to which, subject to the terms and conditions thereof, each Supporting Stockholder has agreed to, among other things, vote all of such Person's Common Shares and Special Shares, as applicable, in favour of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution.

(d) Parent shall provide the Company with all information regarding Parent and its affiliates (and, if applicable, any financing sources) as required under applicable Law for inclusion in the Circular or in any amendments or supplements to the Circular. Parent acknowledges and agrees that the Company shall be entitled to rely on the accuracy of all information furnished by Parent and its affiliates in writing expressly for inclusion in the Circular concerning Parent and its affiliates (and, if applicable, any financing sources) as required under applicable Law. Parent shall ensure that any information provided by it to the Company for inclusion in the Circular or related documents, as the case may be, is true and correct in all material respects and does not contain any Misrepresentation. The Parties shall use their respective commercially reasonable efforts to obtain any necessary consents from any of their respective auditors and any other advisors to the use of any financial or other expert information required to be included in the Circular and to the identification in the Circular of each such advisor.

(e) Parent and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Circular and related documents prior to the Circular being printed or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Parent and its legal counsel, provided that all information relating solely to Parent and its affiliates included in the Circular shall be in form and content approved in writing by Parent, acting reasonably. The Company shall provide Parent with final copies of the Circular prior to the mailing thereof to the Voting Shareholders and filing of the Circular with the applicable Governmental Entities.

(f) The Company and Parent shall each promptly notify the other if at any time before the Effective Date either becomes aware that the Circular contains a Misrepresentation, or otherwise requires pursuant to applicable Law an amendment or supplement, and, in each case, the Parties shall cooperate in the preparation of any amendment or supplement to the Circular and the filing thereof with any Securities Authority as required or appropriate, and to the extent required by Law or the Court, the Company shall promptly mail or otherwise publicly disseminate the information contained in any amendment or supplement to the Circular to the Voting Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required pursuant to applicable Law. The Company will provide Parent and its legal counsel a reasonable opportunity to review and comment on any amendment or supplement to the Circular prior to any filing or dissemination thereof and shall give reasonable consideration to any comments made by Parent and its legal counsel. The Company shall provide Parent with final copies of any such amendments prior to the filing or dissemination thereof. The Company shall promptly notify Parent of the receipt of all comments from any Securities Authority with respect to any filings under Securities Laws associated with the Arrangement, including the Circular or any beneficial ownership reports, and of any request by any Securities Authority for any amendment or supplement thereto or for additional information and shall promptly provide to the other Party copies of all material correspondence between such Party or any of its Representatives, on the one hand, and any Securities Authority on the other hand, with respect to such filings. The Company shall provide the Parent with all comments, written or oral, received from the SEC, promptly (and in any event within 24 hours) upon receipt from the SEC, and give the Parent and its outside legal counsel a reasonable opportunity to review and comment on any responses, written or oral, submitted or proffered to the SEC.  The Company and Parent shall use their respective commercially reasonable efforts to promptly (i) provide responses to any Securities Authority with respect to all comments received therefrom, (ii) prepare and file any amendments necessary to be filed in response to any such comments, and (iii) as applicable, have cleared by the staff of the Securities Authority, the Circular.

Section 1.5 Final Order. If (a) the Interim Order is obtained, and (b) the Arrangement Resolution is passed at the Shareholder Meeting by the Voting Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 192 of the CBCA as promptly as reasonably practicable, but in any event (but subject to availability of the Court) not later than five Business Days after the Company Shareholder Approval is obtained.

Section 1.6 Court Proceedings. Subject to the terms of this Agreement, the Company shall diligently pursue, and the Company and Parent shall cooperate in diligently pursuing, the Interim Order and the Final Order, and Parent shall provide the Company, on a timely basis, any information reasonably required to be supplied by Parent in connection therewith. The Company shall provide Parent's legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, the Company shall not file any material with the Court in connection with the Arrangement or serve any such material, and shall not agree to modify or amend materials so filed or served, except as contemplated by this Section 1.6 or with Parent's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that, nothing herein shall require Parent to agree or consent to any change in or variation in the form of Consideration or other modification or amendment to such filed or served materials that expands or increases Parent's or Purchaser's obligations, or diminishes or limits Parent's or Purchaser's rights, set forth in any such filed or served materials or under this Agreement or the Arrangement. The Company shall also provide to Parent's legal counsel on a timely basis, copies of any notice of appearance, evidence or other Court documents served on it in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by it indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. The Company shall ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. Legal counsel to Parent shall be entitled to make such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided that, Parent's legal counsel advises the Company's legal counsel of the nature of any submissions with reasonably sufficient time prior to the hearing and agrees with them, acting reasonably, and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement. The Company shall also oppose any proposal from any Person that the Final Order contains any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, the Company shall do so after notice to, and in reasonable consultation and reasonable cooperation with, Parent.

Section 1.7 Articles of Arrangement and Effective Date.

(a) The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule C, as it may be amended in accordance with the terms thereof.

(b) The Company shall file the Articles of Arrangement with the CBCA Director, and the Effective Date shall occur, (i) on the fifth Business Day following the satisfaction or waiver of the conditions precedent in Article V (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), or (ii) on such other date as may be agreed to by the Parties in writing; provided that in no event shall the Effective Date occur prior to the date that is 30 days following the date of this Agreement without the written consent of the Purchaser.

Section 1.8 Payment of Consideration. Purchaser will, and Parent will cause Purchaser to, by no later than the Effective Date and in any event at or prior to the filing by the Company of the Articles of Arrangement with the CBCA Director in accordance with Section 1.7(b), (a) deposit or cause to be deposited in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Parties, acting reasonably) sufficient funds to satisfy the aggregate Consideration payable to the Company Shareholders pursuant to this Agreement and the Plan of Arrangement, and (b) if requested by the Company not less than three Business Days in advance of the anticipated Effective Date determined in accordance with Section 1.7(b), provide the Company with sufficient funds, in the form of a non-interest bearing loan to the Company (on terms and conditions customary for circumstances of such nature and otherwise to be agreed by the Company and Purchaser, acting reasonably), to allow the Company to (i) pay any cash amounts necessary to settle all of the Stock Options, Restricted Share Units and Performance Share Units outstanding immediately prior to the Effective Time as contemplated in the Plan of Arrangement (including any payroll or other Taxes in respect thereof), (ii) make the payments to the current or former directors, officers, employees, independent contractors and consultants of the Company or any Company Subsidiary set out in Section 2.13(g) of the Disclosure Letter (including any payroll or other Taxes in respect thereof), (iii) pay financial and legal advisory fees and other transaction expenses at the Closing of the transactions contemplated by the Agreement and (iv) make the payments required by the Payoff Letter contemplated by Section 4.20.

Section 1.9 Withholding Taxes. Each of Parent, Purchaser, the Company, the Company Subsidiaries, the Depositary, and any other applicable withholding agent (each, a "Withholding Agent") shall be entitled to deduct and withhold from the amounts otherwise payable to any Person pursuant to this Agreement such Taxes as are required to be deducted and withheld with respect to the making of such payment under any provision of applicable Law. To the extent that amounts are so deducted and withheld and timely remitted to the proper Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 1.10 Adjustment to Consideration. If, during the Interim Period, the Company declares or pays any cash dividend or distribution on the Common Shares or distributions on the Preferred Stock in accordance with the terms of such Preferred Stock with a record date during the Interim Period, the Consideration shall be reduced by the per Common Share amount of such dividend or distribution; provided that nothing in this Section 1.10 shall be construed to permit the Company to take any such action that is restricted by any other provision of this Agreement, including actions taken without the consent of Parent if such consent is required under Section 4.1.

Section 1.11 Treatment of Employee Stock Purchase Plan. As soon as practicable following the date hereof, the Company Board (or, if appropriate or provided under the ESPP, any other party granted administrative authority under the ESPP) shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the ESPP, in each case, unless this Agreement has been terminated in accordance with its terms: (a) each individual participating in an offering (or a purchase period in progress on the date hereof) will not be permitted to (i) increase his or her payroll contributions rate from the rate in effect as of the date hereof or (ii) make separate non-payroll contributions to the ESPP on or following the date hereof, except as may be required under applicable Law, (b) no individual who is not participating in the ESPP with respect to any current offering as of the date hereof shall be allowed to commence participation in the ESPP following the date hereof, (c) each then outstanding purchase right shall be exercised as of the earlier of the regularly scheduled final exercise date for the offering or purchase period in effect on the date hereof and a date that is no later than five calendar days prior to the Effective Time (the "Final Exercise Date"), (d) each ESPP participant's accumulated contributions under the ESPP shall be used to purchase shares of Common Shares in accordance with the terms of the ESPP as of the Final Exercise Date, (e) no further offering or purchase period will commence pursuant to the ESPP after the date hereof, and (f) the ESPP shall terminate immediately prior to, but contingent upon the occurrence of, the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter. All shares of Common Shares purchased on the Final Exercise Date shall be treated in accordance with the terms and conditions of this Agreement and the Plan of Arrangement.

Section 1.12 Shareholder Rights Plan. The Company and the Company Board shall, prior to the Effective Time, take all action necessary under the Shareholder Rights Plan to waive or suspend the application of the Shareholder Rights Plan to the Arrangement or to approve the termination of the Shareholder Rights Plan effective at the Effective Time and to ensure that the Shareholder Rights Plan does not interfere with or impede the success of the Arrangement.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Filings (other than disclosures in the "Risk Factors" sections of any such filings and any disclosure of risks or other matters included in any "forward-looking statements" disclaimer or other statements that are cautionary, predictive or forward-looking in nature) that are publicly available prior to the date hereof, or (b) as disclosed in the separate disclosure letter which has been delivered by the Company to Parent and Purchaser in connection with the execution and delivery of this Agreement, including the documents attached to or incorporated by reference in such disclosure letter (the "Disclosure Letter") (it being agreed that disclosure of any item in any section or subsection of the Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure); provided, that, any such disclosure or identification in such Filings shall not be deemed to modify or qualify any of the representations or warranties set forth in any of Section 2.1, Section 2.2, Section 2.3, Section 2.4 or Section 2.23, the Company hereby represents and warrants to Parent and Purchaser as follows:

Section 2.1 Organization and Qualification; Subsidiaries.

(a) The Company and each of the Company Subsidiaries are duly incorporated or organized and validly existing and, if applicable, in good standing under all applicable Laws of its jurisdiction of its incorporation, organization, continuance or creation. The Company and each Company Subsidiary have the requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate their respective properties, rights and assets and to carry on their respective businesses as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and each Company Subsidiary are duly qualified to do business and are in good standing in each jurisdiction where the ownership, leasing or operation of their respective properties or assets or the conduct of their respective businesses requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The Company has made available to Parent (i) a true and complete copy of the Organizational Documents of the Company, as in effect on the date hereof and together with all amendments thereto (the "Company Organizational Documents"), and (ii) true and complete copies of the Organizational Documents of each of the Company Subsidiaries as in effect on the date hereof and together with all amendments thereto (the "Subsidiary Organizational Documents"). Each of the Company Organizational Documents and Subsidiary Organizational Documents are in full force and effect, and neither the Company nor the applicable Company Subsidiary is in violation of any of the provisions of the Company Organizational Documents or the Subsidiary Organizational Documents (as applicable) in any material respect.

(c) Section 2.1(c) of the Disclosure Letter sets forth a complete and accurate list of each Company Subsidiary, together with its jurisdiction of organization or incorporation. Except as set forth on Section 2.1(c) of the Disclosure Letter, the Company does not directly or indirectly own any Equity Interest in any Person.

(d) Neither the Company nor any Company Subsidiary has any obligation to acquire any Equity Interest in another Person, or to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in, any other Person (including any Company Subsidiary or any other entity in which the Company or any Company Subsidiary holds Equity Interests).

Section 2.2 Capitalization.

(a) The authorized capital of the Company consists of (i) an unlimited number of Common Shares, (ii) an unlimited number of special shares, issuable in series ("Special Shares"), (iii) an unlimited number of Special Shares, Series 1 (the "Series 1 Special Shares"), and (iv) an unlimited number of Special Shares, Series 2 (the "Series 2 Special Shares"). As of the close of business on February 5, 2026 (the "Capitalization Date"), 118,338,626 Common Shares, and 2,932,453 Special Shares (consisting of no Series 1 Special Shares and 2,932,453 Series 2 Special Shares) were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and not issued in violation of any preemptive rights, rights of first refusal or offer or similar rights. Except for the redemption amount of $0.00001 per Special Share payable in accordance with the terms of the Special Shares, the Special Shares have no right, title or interest in or to any dividends, distributions, proceeds or other consideration of any kind payable or issuable pursuant to this Agreement or in connection with the transactions contemplated hereby.  Since the Capitalization Date through the date hereof, the Company has not issued any Equity Interests of the Company, except for issuances of Common Shares in connection with the outstanding Performance Share Units, Restricted Share Units, or Stock Options set forth on Section 2.2(e) of the Disclosure Letter.

(b) The authorized capital of SunOpta Foods, Inc. consists of (i) 2,000 shares of common stock, no par value and (ii) 145,000 shares of preferred stock, $0.001 par value per share (the "Preferred Stock"), of which 85,000 are designated as Series A Preferred Stock (the "Series A Preferred Stock"), 30,000 are designated as Series B-1 Preferred Stock (the "Series B-1 Preferred Stock") and 30,000 are designated as Series B-2 Preferred Stock (the "Series B-2 Preferred Stock"). As of the date hereof, 102 shares of common stock, no par value, of SunOpta Foods, Inc. and 15,000 shares of Preferred Stock (consisting of no shares of Series A Preferred Stock, 15,000 shares of Series B-1 Preferred Stock, and no shares of Series B-2 Preferred Stock) were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and not issued in violation of any preemptive rights, rights of first refusal or offer or similar rights.

(c) Section 2.2(c) of the Disclosure Letter sets forth, as of the date hereof: (i) the name and holder of each share of Preferred Stock and (ii) the number of shares of Preferred Stock held by such holder. Each share of Series B-1 Preferred Stock is exchangeable for Common Shares in accordance with the terms of the SunOpta Foods Certificate of Incorporation and the Exchange and Support Agreement and, as of the date hereof, the "Exchange Price" (as defined in the terms of the Series B-1 Preferred Stock) is $2.50.

(d) As of the date hereof, the Company has no Common Shares reserved and allotted for issuance, except for Common Shares reserved and allotted for issuance (i) upon the exchange of Preferred Stock in accordance with the SunOpta Foods Certificate of Incorporation and the Exchange and Support Agreement, (ii) for future awards under the Stock Incentive Plan, and (iii) upon the exercise or settlement of Performance Share Units, Restricted Share Units, or Stock Options issued and outstanding as set forth in Section 2.2(e) of the Disclosure Letter.

(e) Section 2.2(e) of the Disclosure Letter sets forth (i) a complete and accurate list of all outstanding Performance Share Units, Restricted Share Units, or Stock Options as of the Capitalization Date and (ii) indicating for each: (A) the name of the holder thereof; (B) the number of vested and unvested shares subject thereto; (C) the date of grant; (D) the vesting, exercisability or settlement schedules (as applicable); and (E) in respect of each Stock Option, the expiration date and exercise price. All Common Shares to be issued pursuant to any Performance Share Units, Restricted Share Units, or Stock Options shall be, when issued, duly authorized, validly issued, fully paid and nonassessable, and not issued in violation of any preemptive right, rights of first refusal or offer or other similar rights.

(f) Except as set forth in this Section 2.2 or the corresponding sections of the Disclosure Letter, as of the Capitalization Date, there are no (i) outstanding shares, units or other equity or voting interests in the Company, (ii) outstanding securities of the Company or any Company Subsidiary convertible into or exchangeable for one or more units, shares, or other equity or voting interests in, the Company or any Company Subsidiary, (iii) options, warrants or other rights or securities issued or granted by the Company or any Company Subsidiary relating to or based on the value of the equity securities of the Company or any Company Subsidiary, (iv) calls, puts, convertible securities, exchangeable securities, conversion rights, restricted stock units, restricted stock, forward equity sales or other similar rights, agreements or commitments to which the Company or any Company Subsidiary is a party, (v) outstanding restricted shares or units, restricted share units, share or unit appreciation rights, performance shares, performance units, deferred units, contingent value rights, "phantom" shares or units or similar rights issued or granted by the Company or any Company Subsidiary that are linked to the value of the Common Shares, or (vi) Contracts that are binding on the Company or any Company Subsidiary that obligate the Company or any Company Subsidiary to issue, acquire or sell, redeem, exchange or convert any of the foregoing in clauses (i)-(iv). Except as set forth in Section 2.2(f) of the Disclosure Letter, neither the Company nor any of the Company Subsidiaries is a party to any Contract with respect to the voting of, that restricts the transfer of or that provides registration rights in respect of, any units, shares or other voting securities or Equity Interests of the Company or any of the Company Subsidiaries. There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) on any matters on which holders of shares, units or other Equity Interests of the Company or any of the Company Subsidiaries may vote. None of the Company Subsidiaries owns any Common Shares, Special Shares or Preferred Stock or other securities of the Company.

(g) Except for SunOpta Foods, Inc., the Company or a Company Subsidiary owns, directly or indirectly, all of the issued and outstanding units, shares or other equity securities of each of the Company Subsidiaries, free and clear of any Liens other than Permitted Liens, transfer and other restrictions under applicable Securities Laws and restrictions in the Organizational Documents of the applicable Company Subsidiary, and all of such outstanding units, shares or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable and not issued in violation of any preemptive rights, rights of first offer or refusal or similar rights. Except as set forth in Section 2.2(g) of the Disclosure Letter, neither the Company nor any Company Subsidiary has any obligation to acquire any Equity Interest in another Person, or to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in, any Company Subsidiary or any other Person.

(h) Each outstanding share of capital stock of, or other Equity Interest in, Company Subsidiary is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or one or more of its wholly-owned Company Subsidiaries free and clear of any Liens other than Permitted Liens, transfer and other restrictions under applicable Securities Laws and restrictions in the Organizational Documents of the Company or the applicable Company Subsidiary.

(i) Except for the Shareholder Rights Plan, there is no shareholders' rights plan, "poison pill", anti-takeover plan or similar device in effect to which the Company or any of the Company Subsidiaries is subject, party or otherwise bound.

(j) Except as provided for in this Agreement and the Plan of Arrangement, neither the Company nor any of the Company Subsidiaries owe, as of the date hereof or as of the Effective Date, any payments, liabilities or other obligations to the holders of B-1 Preferred Stock, including for the avoidance of doubt, any distributions or dividends with respect to B-1 Preferred Stock.

Section 2.3 Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Company Shareholder Approval and the Final Order, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate proceedings on the part of the Company's board of directors (the "Company Board"), and, other than the approval of the Company Board of the Circular, the Company Shareholder Approval and approval of the Court, the execution, delivery and performance by the Company of this Agreement and its consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate proceedings on the part of the Company. This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by Parent and Purchaser) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, liquidation, reorganization or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii) collectively, the "Bankruptcy and Equity Exception").

(b) As of the date of this Agreement: (i) the Company Board, having received the unanimous recommendation of the Special Committee and after consultation with legal and financial advisors, has unanimously (A) determined that the entering into by the Company of this Agreement and the consummation of the Arrangement are in the best interests of the Company, (B) the Arrangement is fair to the Voting Shareholders and the terms of the Arrangement are fair and reasonable, (C) resolved to recommend that the Voting Shareholders vote in favour of the Arrangement Resolution and (D) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement; and (ii) no action has been taken to amend or supersede such determinations, resolutions or authorizations. As of the date hereof, the Company Board has not received any written notice from any Representative of the Company or any Company Shareholder indicating any intent to challenge, dissent from, or take any action adverse to the Arrangement or this Agreement.

(c) Subject to the terms of the Interim Order, the only vote of holders of any class or series of shares or other Equity Interests of the Company or of any Company Subsidiary necessary to adopt and approve this Agreement and the transactions contemplated hereby is the Company Shareholder Approval and the approval of the Preferred Shareholders pursuant to their Support Agreement. No other vote of the holders of Common Shares or any other Equity Interests of the Company or any Company Subsidiary is necessary to consummate the transactions contemplated hereby.

Section 2.4 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement will: (i) subject to obtaining the Company Shareholder Approval, conflict with or violate any provision of the Company Organizational Documents; (ii) (A) conflict with or violate any provision of the Organizational Documents of any Company Subsidiary or (B) assuming that all consents, approvals and authorizations described in Section 2.4(b) have been obtained and all filings and notifications described in Section 2.4(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary, or any of their respective properties or assets; or (iii) with or without notice or lapse of time, or both, require any consent, notice or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under (with or without notice or lapse of time or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, cancellation, purchase or sale under, give rise to any right of first refusal, preemptive right, tag-along right, transfer right or similar right, or result in the triggering of any payment or creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Company or any Company Subsidiary under any of the terms, conditions or provisions of any Material Contract, except, with respect to clauses (ii) and (iii), (x) as set forth in Section 2.4(a) of the Disclosure Letter, or (y) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties or assets, other than (i) the Interim Order and any approval required by the Interim Order, (ii) the Final Order, (iii) filings under the CBCA, (iv) compliance with and filings under applicable Antitrust Laws, (v) compliance with and filings under the Investment Canada Act, if required, (vi) compliance with and filings under Securities Laws and stock exchange rules and policies, and (vii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.5 Securities Law Matters; Company SEC Documents.

(a) The Company is a "reporting issuer" under Securities Laws in each of Ontario, Alberta, British Columbia, Manitoba and Saskatchewan. The Common Shares are listed and posted for trading on the TSX and Nasdaq. The Company is not on a list of reporting issuers in default under the Canadian Securities Laws and is not in material default under the applicable listing rules and regulations of the TSX or Nasdaq.

(b) As of the date of this Agreement, the Company has not taken any action to cease to be a reporting issuer in any Canadian province or territory or to delist or deregister the Common Shares under the rules or policies of the TSX, nor has the Company received notification from any Canadian Securities Authority seeking to revoke the reporting issuer status of the Company or the listing or registration of the Common Shares in Canada. No delisting, suspension of trading or cease-trade or other order or restriction with respect to any securities of the Company is pending, in effect or, to the knowledge of the Company, has been threatened or is expected to be implemented or undertaken (other than in connection with the transactions contemplated by this Agreement), and, to the knowledge of the Company, the Company is not subject to any formal or informal review, enquiry, comment, investigation or other proceeding relating to any such order or restriction and, to the knowledge of the Company, no such review, enquiry, comment, investigation or other proceeding is threatened.

(c) Since January 1, 2023, the Company has timely filed with or furnished (on a publicly available basis) to each relevant Securities Authority all Filings and, as of their respective filing or furnishing dates (or the date of their most recent amendment, supplement or modification), (i) the Filings complied in all material respects with all applicable requirements of the Securities Laws and the applicable listing and corporate governance rules and regulations of the TSX and Nasdaq and (ii) none of the Filings contain or will contain any Misrepresentation. The Company has not requested confidential treatment of any Filings or filed any confidential material change report (which at the date of this Agreement remains confidential) with a Securities Authority. The Company has made available to Parent all comment letters and all material correspondence between a Securities Authority, on the one hand, and the Company or any Company Subsidiary, on the other hand, since January 1, 2023. As of the date hereof, there are no material outstanding or unresolved comments received from a Securities Authority with respect to any Filings and, as of the date hereof, to the knowledge of the Company, none of the Filings is the subject of an ongoing review by a Securities Authority. As of the date hereof, no amendments or modifications to the Filings are required to be filed with, or furnished to, any Securities Authority and no Company Subsidiary is required to file or furnish any Filing with any Securities Authority. As of the date hereof, there has been no material correspondence between the Securities Authority and the Company since January 1, 2023 that is not set forth in the Filings or that has not otherwise been disclosed to Parent prior to the date of this Agreement.

(d) The Company is not an "investment company" registered or required to be registered under the U.S. Investment Company Act of 1940, as amended (the "U.S. Investment Company Act").

(e) The Company is not a "foreign private issuer" (as such term is defined in Rule 3b-4 under the Exchange Act).

(f) Except for the Common Shares, no class of the Company's or any Company Subsidiary's securities is registered, or is required to be registered, under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or is subject to the reporting requirements under Sections 13 or 15(d) of the Exchange Act. No Company Subsidiary is required to file any form or report with any Securities Authority.

Section 2.6 Financial Statements.

(a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes and schedules thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Filings (collectively, the "Financial Statements") (i) were prepared from the books and records of the Company and the consolidated Company Subsidiaries and in accordance with GAAP (as in effect on the date of such Financial Statement) applied on a consistent basis during the periods involved (except as may be explicitly stated in the notes thereto or, in the case of unaudited financial statements, as permitted by Securities Laws), (ii) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations and their cash flows as of the dates and for the periods referred to therein (except as may be explicitly stated in the notes thereto or, in the case of unaudited financial statements, for normal, recurring year-end adjustments, none of which are material individually or in the aggregate), and (iii) comply as to form in all material respects with the applicable accounting requirements under the Securities Act, the Exchange Act and the applicable rules and regulations of the SEC.

(b) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the intended results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in its Filings with any relevant Securities Authority.

(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each required Filing containing financial statements that has been filed with or submitted to the SEC was accompanied by the certifications, if any, required to be filed or submitted by the Company's chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

(d) The Company has established and maintains a system of disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 promulgated under the Exchange Act) and internal control over financial reporting, and has: (i) designed such disclosure controls and procedures, or caused them to be designed under management's supervision, to provide reasonable assurance that material information relating to each of the Company and the Company Subsidiaries is made known to management by others, particularly during the period in which the financial statements are being prepared and to ensure that material information required to be disclosed by the Company in Filings is recorded, processed, summarized and reported within the time periods specified under Securities Laws, and that all such material information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act; and (ii) designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Between December 31, 2023 and the date hereof, neither the Company nor the Company's officers, directors or independent registered accountant has identified or been made aware of: (a) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company that is reasonably likely to adversely affect in any material respect the Company's ability to record, process, summarize or report financial information; or (b) any fraud, whether or not material, that involves the management or other employees of the Company or any of the Company Subsidiaries who have a significant role in the Company's internal control over financial reporting.

(e)  Since January 1, 2023, there has been no material change in the Company's and Company Subsidiaries' accounting methods or principles that would be required to be disclosed in the Company's financial statements in accordance with GAAP, except as described in the notes thereto.

(f) Section 2.6(f) of the Disclosure Letter contains a true and complete list of all Indebtedness for borrowed money of the Company and the Company Subsidiaries as of the Capitalization Date in excess of $1,000,000 in principal amount as of the date hereof and identifies for each item of indebtedness, the outstanding principal as of February 5, 2026 and the accrued but unpaid interest thereunder as of January 3, 2026.

Section 2.7 Absence of Certain Changes. Except as otherwise contemplated by this Agreement, since September 27, 2025 through the date hereof, (a) except for the discussions, negotiation and execution of this Agreement, the Company and each of the Company Subsidiaries have conducted in all material respects their respective businesses in the Ordinary Course, (b) there have not been any changes, events, state of facts or developments, that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect, (c) there has not been any declaration, setting aside for payment or payment of any dividend or distribution (whether in cash, units or property) with respect to any Common Shares or Preferred Stock and (d) neither the Company nor any of the Company Subsidiaries has taken any action or failed to take any action that would have required the prior consent of Parent under Section 4.1(a), Section 4.1(c), Section 4.1(d), Section 4.1(e), Section 4.1(f),Section 4.1(i), Section 4.1(j), Section 4.1(k), Section 4.1(l), Section 4.1(m),Section 4.1(n),Section 4.1(p) (to the extent any such lease, sublease or rental agreement involves payments, individually or in the aggregate, of $1,000,000), Section 4.1(q), Section 4.1(u), Section 4.1(v) or solely as it relates to the foregoing, Section 4.1(w), had the restrictions thereunder been in effect since September 27, 2025.

Section 2.8 Auditors. There is not now, and there has never been, any "reportable event" (as defined in National Instrument 51-102 - Continuous Disclosure Obligations) with the auditors of the Company.

Section 2.9 No "Collateral Benefit". Except as set forth in Section 2.9 of the Disclosure Letter, to the knowledge of the Company, as of the date of this Agreement, no "related party" of the Company (as defined in MI 61-101), together with its associated entities, that beneficially owns or exercises control or direction 1% or more of the issued and outstanding Common Shares will receive a "collateral benefit" (as defined in MI 61-101) as a consequence of the transactions contemplated by this Agreement.

Section 2.10 Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise whether known or unknown, regardless of when asserted) of a type required to be disclosed by GAAP on a consolidated balance sheet of the Company and the Company Subsidiaries or in the notes thereto, other than liabilities and obligations: (a) specifically, reflected and adequately reserved against or adequately provided for in the consolidated balance sheet of the Company as of September 27, 2025 (none of which is a liability for breach of contract, breach of warranty, tort infringement or violation of Law or that relates to any action, suit, arbitration, claim, litigation, investigation, or proceeding); (b) incurred in the Ordinary Course since September 27, 2025; (c) incurred or permitted to be incurred under this Agreement or incurred in connection with the transactions contemplated hereby; (d) set forth in Section 2.10 of the Disclosure Letter; or (e) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries has any material liabilities of any nature arising out of breach of, default under, or actual or alleged failure to comply with, any Contract with a Top Customer or a Top Vendor to which the Company or any Company Subsidiaries are a party that require the Company or any Company Subsidiaries to identify the applicable customer, supplier, or other counterparty as an additional insured in the Company's or any Company Subsidiaries' insurance policies.

Section 2.11 Permits; Compliance with Laws.

(a) The Company and each Company Subsidiary is in possession of all franchises, authorizations, licenses, permits, certificates, certifications, grants of inspection (e.g., USDA), accreditations, variances, exemptions, approvals, registrations and orders of any Governmental Entity or third party certification or accreditation body  (each, a "Permit") necessary for the Company and each Company Subsidiary to own, lease and operate its properties, facilities (whether owned or operated by the Company and the Company Subsidiaries) and assets, and to carry on and operate its businesses as currently conducted as of the date hereof (the "Company Permits"), and all such Company Permits are in full force and effect, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company is in compliance in all material respects with all terms and conditions of the Company Permits and no event has occurred that would reasonably be expected to result in the revocation, suspension, termination, or limitation of any Company Permit. Except as would not be, individually or in the aggregate, material to the Company and the Company Subsidiaries taken as a whole, since January 1, 2023, neither the Company nor any of the Company Subsidiaries (i) has received any written or, to the knowledge of the Company, oral, notice or communication from any Governmental Entity regarding any actual or alleged failure to comply with any Law, and to the knowledge of the Company, no investigation, review or proceeding with respect to such by any Governmental Entity is ongoing and (ii) no revocation, suspension, termination, limitation or cancellation of any Company Permit is pending or, to the knowledge of the Company, threatened, orally or in writing and no such revocation, suspension, termination, limitation or cancellation will result from the transactions contemplated by this Agreement.

(b) The Company and each of the Company Subsidiaries are in compliance with and have been in material compliance for the last three years with all Laws and Privacy and Security Laws and Standards applicable to the Company, the Company Subsidiaries and their respective businesses and properties or assets, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth on Section 2.11(b) of the Disclosure Letter, no investigation, review or proceeding by any Governmental Entity with respect to the Company or any of the Company Subsidiaries or their operations or the Company Products is pending or, to the knowledge of the Company, threatened in writing, and, to the knowledge of the Company, no Governmental Entity has indicated an intention to conduct the same. In the last three years, none of the Company or Company Subsidiaries has been charged with or convicted of an offence for non-compliance with any Laws or has been fined or otherwise sentenced or has settled any prosecution short of conviction.

(c) Neither the Company nor any of the Company Subsidiaries, nor any director, officer or employee of the Company or any of the Company Subsidiaries, nor, to the knowledge of the Company, any agent or other Person acting on behalf of or for the benefit of, the Company or any of the Company Subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, (iii) offered, promised, provided, or authorized the provision of any money, property, or other thing of value, directly or indirectly, to any Person to improperly influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer, or (iv) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of any Anti-Bribery Law.

(d) Neither the Company nor any of the Company Subsidiaries, nor any director, officer or employee of the Company or any of the Company Subsidiaries, nor, to the knowledge of the Company, any agent or other Person acting on behalf of or for the benefit of, the Company or any of the Company Subsidiaries is a Sanctioned Party nor has engaged in, nor is now engaged in, any dealings or transactions with or for the benefit of any Sanctioned Party, nor has otherwise violated Sanctions.

(e) Neither the Company nor any of the Company Subsidiaries is, or in the last five years has been, in violation of any Anti-Money Laundering Law.

(f) The Company and the Company Subsidiaries in the last five years have obtained export licenses and permissions as required by, and otherwise have operated, and are presently, in compliance with the Export Control Laws.

(g) Neither the Company nor any of the Company Subsidiaries is party to any actual or threatened legal proceedings or outstanding enforcement action relating to any breach or suspected breach of Anti-Bribery Laws, Anti-Money Laundering Laws, Sanctions, or Export Control Laws.

(h) The Company and the Company Subsidiaries have in place and have adhered to policies and procedures reasonably designed to prevent their officers, employees, contractors, sub-contractors, service providers, agents and intermediaries from undertaking any activity, practice or conduct relating to the business of the Company or the Company Subsidiaries that would constitute an offense under the Anti-Bribery Laws, Sanctions, and Export Control Laws.

Section 2.12 Litigation. Except as set forth on Section 2.12 of the Disclosure Letter, there is no suit, claim, action, arbitration, investigation or proceeding pending or, to the knowledge of the Company, threatened that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, which is against (a) the Company or any Company Subsidiary (or any of their properties, assets or Company Products), (b) to the knowledge of the Company, officer, director or employee, in their capacities as such, or any other Person with respect to which the Company or any of the Company Subsidiaries would reasonably be expected to have an indemnification obligation. Neither the Company nor any Company Subsidiary is subject to any outstanding Order of any Governmental Entity or arbitrator unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries. As of the date of this Agreement, there is no suit, claim, action or proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Arrangement or any of the other transactions contemplated by this Agreement.

Section 2.13 Employee Benefits.

(a) Section 2.13(a) of the Disclosure Letter sets forth a list of each material Employee Benefit Plan. For purposes hereof, "Employee Benefit Plan" means each pension, supplemental retirement plan, savings, benefit, retirement, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off (PTO), medical, vision, dental, disability, welfare, supplemental unemployment benefits, Code Section 125 cafeteria, fringe-benefit and other similar agreement, plan, policy, practice, undertaking, program or arrangement, including each "employee benefit plan" within the meaning of Section 3(3) of ERISA, which is maintained, sponsored, contributed to, or required to be contributed to by the Company or any Company Subsidiary, or to which any of the Company or any Company Subsidiary has any liability, contingent or otherwise. The Company has separately identified in Section 2.13(a) of the Disclosure Letter each Employee Benefit Plan that is maintained, sponsored, contributed to, or required to be contributed to by the Company or any Company Subsidiary or to which any of the Company or any Company Subsidiary has any liability, contingent or otherwise primarily for the benefit of employees outside of the United States.

(b) A true and correct copy of the most recent versions of each of the Employee Benefit Plans has been made available to Parent. In the case of any Employee Benefit Plan that is not in written form, an accurate description of its material terms as in effect on the date hereof has been made available to Parent. A true and correct copy of the most recent annual report, actuarial report, accountant's opinion of the plan's financial statements, summary plan description, and Internal Revenue Service/ Canada Revenue Agency determination or opinion letter with respect to each Employee Benefit Plan, to the extent applicable, has been made available to Parent.

(c) Each Employee Benefit Plan has been established, administered and maintained materially in accordance with its terms and materially in compliance with all applicable Laws. Each such Employee Benefit Plan that is intended to meet the requirements of a "qualified plan" under Section 401(a) of the Code has received a current favorable determination letter or is maintained on a pre-approved plan document for which the pre-approved plan sponsor has received a current opinion letter from the Internal Revenue Service.

(d) No Employee Benefit Plan is: (i) a "defined benefit plan" (as defined in Section 3(35) of ERISA) or a plan that is or has been subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA; (ii) a "multiemployer plan" (as defined in Section 3(37) of ERISA); (iii) a "multiple employer plan" (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); (iv) a "multiple employer welfare arrangement" (as such term is defined in Section 3(40) of ERISA); or (v) a "registered pension plan" or a "registered pension plan" containing a "defined benefit provision", or a "retirement compensation arrangement", as such terms are defined in the Tax Act. No Employee Benefit Plan provides contributions or benefits in excess of the limits applicable to registered plans under the Tax Act.

(e) Neither the Company or any of the Company Subsidiaries and none of their ERISA Affiliates have any liability or contingent liability for providing any post-termination medical benefits, other than statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and Section 4980B of the Code ("COBRA") or any applicable Law.

(f) Other than routine claims for benefits, there is no pending or, to the Company's knowledge, threatened suit, claim, action, arbitration, investigation or proceeding relating to the Employee Benefit Plans, nor to the Company's knowledge are there any facts or circumstances that could reasonably be expected to give rise to a suit, claim, action, arbitration, investigation or proceeding relating to the Employee Benefit Plans. With respect to each Employee Benefit Plan, all contributions, benefits, and premium payments that are due by the Company have been timely made and all contributions, benefits, and premium payments for any period ending on or before the Effective Date that are not yet due have been made or properly accrued.

(g) Except as set forth in Section 2.13(g) of the Disclosure Letter, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement, either alone or in combination with another event, will: (i) entitle any current or former director, officer, employee, independent contractor or consultant of the Company or any Company Subsidiary to severance pay or any other payment; (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefit due to any current or former director, officer, employee, independent contractor or consultant of the Company or any Company Subsidiary; (iii) result in any payment or funding or acceleration of funding of compensation or benefits under, or increase the amount payable under or result in any other material obligation pursuant to any Employee Benefit Plan; or (iv) result in "excess parachute payments" within the meaning of Section 280G(b) of the Code.

Section 2.14 Employment and Labour Matters.

(a) The Company has made available to Purchaser a complete and accurate list of all employees of the Company or Company Subsidiary as of February 5, 2026, which such list indicates: (i) employing entity; (ii) the titles of all such employees; (iii) the primary location of their employment (including province or state); (iv) the date each such employee was hired (and identifying any prior dates that would affect calculation of years of service for any purpose); (v) the status of each employee, whether full-time, part-time, casual, temporary or seasonal; (vi) the hourly rate or annual wage of each employee at the date of such list, any eligibility for bonuses, commissions, incentive pay, or other compensation; (vii) the annual vacation days to which each employee is entitled; and (viii) the employees that are not actively working on the date of this Agreement due to leave of absence, illness, injury, accident or other disabling condition and in each such case the type of leave and date leave commenced and is anticipated to end.

(b) The Company has made available to Purchaser a complete and accurate list of each independent contractor or consultant actively providing services to the Company or any Company Subsidiary as of February 5, 2026, including the entity by which the independent contractor or consultant is engaged, the nature of the services, consulting fees, commissions or other forms of compensation and the term of the agreement, including start date and end date, if applicable, as well as original engagement date if different from start date of agreement. Each such independent contractor or consultant has been properly classified by the Company or Company Subsidiary as an independent contractor, and neither the Company nor any Company Subsidiary has received any notice from any Governmental Entity disputing such classification.

(c) Neither the Company nor any Company Subsidiary is party to or bound by any collective agreements or similar labour agreements, with respect to their employees, with any labour union, trade union, works council or other labour organization.

(d) (i) No employees of the Company or any of the Company Subsidiaries are represented by any labour organization; (ii) no labour organization or group of employees of the Company or any of the Company Subsidiaries has made a written demand to the Company or any Company Subsidiary for recognition or certification; (iii) no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees of the Company or the Company Subsidiaries by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the knowledge of the Company, threatened to apply to be certified as the bargaining agent of the employees of the Company or the Company Subsidiaries; (iv) to the knowledge of the Company, there are, and in the past five years have been, no organizing activities involving the Company or any Company Subsidiary pending or, to the knowledge of the Company, threatened with any labour organization or group of employees of the Company or any Company Subsidiary; and (v) the Company and the Company Subsidiaries are not currently materially affected and have not been materially affected in the past five years by any actual or threatened work stoppage, strike or other similar labour disturbance. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are, and in the past five years there has been, no complaints, charges or claims against the Company or any Company Subsidiary filed or, to the knowledge of the Company, threatened in writing to be brought or filed, with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any Company Subsidiary.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each Company Subsidiary have not and are not engaged in any unfair labour practice and there are no unfair labour practice charges, grievances or complaints filed or, to the knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or any Company Subsidiary. In the past five years, no trade union or other labour organization has applied to have the Company declared a common or related employer pursuant to the Labour Relations Act (Ontario) or any similar legislation in any jurisdiction in which the Company carries on business.

(f) The Company and each Company Subsidiary is, and in the past three years has been, in compliance with all Laws relating to the employment of labour, including all such Laws relating to pay equity, wages, hours, the Worker Adjustment and Retraining Notification Act and any similar state or local "mass layoff" or "plant closing" Law (collectively, the "WARN Act"), overtime, collective bargaining, discrimination, accessibility, privacy, harassment, retaliation, disability rights, immigration, work authorization, employee and independent contractor classifications, human rights, pay equity, employment equity, affirmative action, occupational safety and health, workers' compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax, except for any non-compliance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(g) Within the last three years, there has been no "mass layoff" or "plant closing" as defined by the WARN Act with respect to the Company or any Company Subsidiary or any group termination pursuant to the Employment Standards Act 2000 (Ontario) or any similar legislation in any jurisdiction in which the Company carries on business, and neither the Company nor any Company Subsidiary is delinquent in any respect for any liabilities pursuant to the WARN Act.

(h) Within the last three years, neither the Company nor any of the Company Subsidiaries has been party to a settlement agreement resolving material allegations of sexual harassment or discrimination by or against any current or former director, officer or employee of the Company or any of the Company Subsidiaries. Within the last three years, to the knowledge of the Company, there have not been any material allegations of sexual harassment or discrimination involving any director, officer or employee of the Company or any of the Company Subsidiaries.

(i) To the knowledge of the Company as of the date of this Agreement, (i) no executive or management-level employee has notified the Company or any Company Subsidiary in writing of any plans to resign employment with the Company or any Company Subsidiary and (ii) no current or former director, officer, employee or independent contractor of the Company or any Company Subsidiary is in violation, in any material respect, of any term of any non-competition, non-solicitation, non-disclosure or other restrictive covenant Contract with the Company or any Company Subsidiary.

(j) The Company has made available to Purchaser all orders and inspection reports under applicable Occupational Health and Safety legislation ("OHS Legislation") in the last three years relating to the Company and Company Subsidiaries. There have been no fatal or critical accidents in the last three years. To the knowledge of the Company, there are no charges pending under OHS Legislation in respect of the Company and Company Subsidiaries. In the last three years, the Company and Company Subsidiaries have complied in all material respects with any orders issued under OHS Legislation and there are no appeals of any orders under OHS Legislation currently outstanding.

(k) The Company and all of the Company Subsidiaries are registered with all applicable workers' compensation boards in the provinces or jurisdictions in which it has employees working and has paid in full all amounts owing under any workers' compensation Laws. There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workers' compensation legislation in respect of the Company or the Company Subsidiaries and neither the Company or any of the Company Subsidiaries has not been reassessed in any material respect under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company or the Company Subsidiaries is currently being performed pursuant to any applicable workers' compensation legislation. To the knowledge of Company, there are no claims or potential claims which may adversely affect the Company's or any of the Company Subsidiaries premiums in a material amount.

(l) Except as disclosed in Section 2.14(l), no employee of the Company or any Company Subsidiary has any contractual severance or termination payment required to terminate his employment that exceeds minimum entitlements prescribed by applicable employment standards legislation.

Section 2.15 Tax Matters.

(a) All income and other material Tax Returns required to be filed on or before the Effective Date (taking into account any applicable extensions) by each of the Company and the Company Subsidiaries have been timely and duly filed. Such Tax Returns are true, complete and correct in all material respects. All income and other material Taxes due and payable by the Company or the Company Subsidiaries (whether or not shown on any Tax Return) have been timely paid.

(b) Each of the Company and the Company Subsidiaries has withheld and paid each material Tax required to have been withheld and paid under applicable Law in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, shareholder or other Person.

(c) No written claim has been made since January 1, 2022 by any Governmental Entity in any jurisdiction where the Company or the Company Subsidiaries does not currently file Tax Returns that the Company or the Company Subsidiaries are subject to Tax by that jurisdiction. Neither the Company or the Company Subsidiaries has, or has within the past three years had, a permanent establishment (within the meaning of an income tax treaty between the country of its incorporation or formation and another country) in a jurisdiction outside of the country of its incorporation or formation.

(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any material Taxes of the Company or the Company Subsidiaries, in each case that are still in effect (other than those resulting from an automatic extension of the time for filing any Tax Return obtained in the Ordinary Course).

(e) No suit, audit, examination, assessment, claim, action, arbitration, investigation or proceeding is pending or has been threatened in writing with respect to a material amount of Taxes or material Tax Returns of the Company or the Company Subsidiaries that have not been resolved without any further liability to the Company or the Company Subsidiaries.

(f) There are no Liens for material Taxes (other than Permitted Liens) upon the assets of the Company or the Company Subsidiaries.

(g) None of the Company or the Company Subsidiaries is a party to, or bound by, any Tax indemnity, Tax sharing, Tax reimbursement or Tax allocation agreement (other than (i) an agreement exclusively between or among any of the Company and the Company Subsidiaries, and (ii) an agreement (such as a lease) the principal purpose of which is not the sharing or allocation of Tax) or has any liability for a material amount of Taxes of any Person (other than the Company or the Company Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor.

(h) No private letter rulings, technical advice memoranda or similar agreements or rulings with respect to Taxes have been entered into or issued by any Governmental Entity with respect to the Company or the Company Subsidiaries that are binding on such entity in respect of any taxable year for which the statute of limitations has not yet expired.

(i) The Company and the Company Subsidiaries have no liability for a material amount of Taxes of any Person (other than the Company or any of the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of Law), as a transferee or successor.

(j) There are no circumstances existing which could result in the material application of section 17, 78 or 79 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of the Company Subsidiaries.

(k) The Company and the Company Subsidiaries have complied in all material respects with the transfer pricing provisions of each applicable Law, including for greater certainty, under section 247 of the Tax Act.

(l) The Company and the Company Subsidiaries will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period or portion thereof beginning on or after the Effective Date as a result of:

(i) any change in a method of accounting for a taxable period (or portion thereof) ending on or prior to the Effective Date and made prior to the Closing, or use of an improper method of accounting for a taxable period (or portion thereof) ending on or prior to the Effective Date;

(ii) an installment sale or open transaction disposition occurring prior to the Closing;

(iii) a prepaid amount, other than deferred revenue, received outside the Ordinary Course prior to the Closing;

(iv) any "closing agreement" under Section 7121 of the Code, or similar provision of Law executed prior to Closing; or

(v) any intercompany item under Treasury Regulations Section 1.1502-13 or an excess loss account under Treasury Regulations Section 1.1502-19, in each case, in existence as of the Closing.

(m) None of the Company or the Company Subsidiaries has been a "distributing corporation" or a "controlled corporation" in connection with a distribution described in Section 355 of the Code in the two years prior to the date of this Agreement.

(n) None of the Company or the Company Subsidiaries is, or has been, a party to, or a promoter of, a "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(c) (or any similar provision of state, local or non-U.S. Law).

(o) None of the Company or the Company Subsidiaries is or has within the past three years been a member of an affiliated group within the meaning of Section 1504(a) of the Code (or any similar group defined under a similar provision of state, local, or non-U.S. Law) filing a consolidated income Tax Return, other than a group the common parent of which is the Company or a Company Subsidiary.

(p) Each of the Company and the Company Subsidiaries has complied in all material respects with record maintenance requirements under Section 482 of the Code and similar provisions of non-U.S. Tax Law in connection with related party transactions among or between the Company and one or more of its Subsidiaries (or among or between its Subsidiaries).

(q) Neither the Company nor any of the Company Subsidiaries has, or has ever had, an obligation to file an information return under either of sections 237.3 or 237.4 of the Tax Act, except with respect to the transactions that are specifically contemplated under this Agreement.

(r) Each of the Company and the Company Subsidiaries has timely collected all material amounts on account of value added, sales, use or transfer Taxes required by applicable Law to be collected by it, if any, and has timely remitted, in all material respects, to the appropriate Governmental Entity any such material amounts required to be remitted by it.

(s) Neither the Company nor any Company Subsidiary that is resident in Canada for the purposes of the Tax Act has received a loan from or become indebted to a "foreign affiliate" (within the meaning of the Tax Act) of the Company or to a partnership of which such a foreign affiliate of the Company is a member that has not been repaid, except for trade payables and trade receivables incurred in the Ordinary Course.

(t) Except as set forth in Section 2.15(t) of the Disclosure Letter, the Company and each of the Company Subsidiaries have maintained and continue to maintain all books and records required to be maintained by them in all material respects under the Tax Act and all other applicable Tax Laws.

(u) SunOpta MX S.A. de C.V. and Sunrise Growers Mexico S.R.L. de C.V. have retained and will continue to retain all Tax, accounting, and corporate records required by applicable Law to support the availability and correct computation of Tax attributes; including, for the avoidance of doubt, the Cuenta de Utilidad Fiscal Neta (CUFIN) balance and the Cuenta de Capital de Aportación (CUCA) balance used in the capital redemptions made by the Company and Company Subsidiaries in the fiscal years 2023 and 2025.

Notwithstanding anything to the contrary, except to the extent a representation in Section 2.13 explicitly refers to Tax or a Tax Law, the representation and warranties in this Section 2.15 shall be the sole representations and warranties with respect to Tax matters. For the avoidance of doubt, no representation is made concerning the existence or amount of any Tax loss or credit, Tax basis or other Tax asset.

Section 2.16 Real Property.

(a) Section 2.16(a) of the Disclosure Letter lists the owner and common street address or legal descriptions for all real property owned by the Company or any Company Subsidiary, and the Company or Company Subsidiary, as the case may be, owning such real property (any such real property, together will all buildings, improvements and fixtures located thereon and all appurtenances thereto, the "Owned Real Property"). Except as set forth in Section 2.16(a) of the Disclosure Letter, as applicable, and except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, the Company or a Company Subsidiary has good, marketable and valid fee simple title to all Owned Real Property, in each case free and clear of all Liens except for Permitted Liens.

(b) Section 2.16(b) of the Disclosure Letter lists (i) the common street address for all real property in which the Company or a Company Subsidiary holds as a lessee or sublessee a leasehold or sublease interest (the "Leased Real Property"), (ii) each lease or sublease of such real property pursuant to which the Company or a Company Subsidiary holds as a lessee or sublessee a leasehold or sublease interest, including each amendment relating thereto ("Real Property Leases") and the Company or the applicable Company Subsidiary holding such leasehold interest. Except as set forth in Section 2.16(b) of the Disclosure Letter, as applicable, the Company or a Company Subsidiary holds a valid, binding and enforceable leasehold or subleasehold interest as a lessee or sublessee in the Leased Real Property, in each case, free and clear of all Liens except for Permitted Liens, subject to the Bankruptcy and Equity Exception. True and complete copies of the Real Property Leases have been made available to Parent. Each Real Property Lease is in full force and effect. For each Real Property Lease, the Company or Company Subsidiary, as applicable: (i) is exclusively entitled to all material rights and benefits as tenant under the Real Property Leases; (ii) has not sublet, assigned or otherwise conveyed any material rights in the applicable premises subject to the Real Property Leases or in the Real Property Leases to any Person; (iii) is not in default under or in breach in any material respect of any of the Real Property Leases, and, to the knowledge of the Company, each other party to the Real Property Leases has materially performed all of its covenants and obligations required by it and is not in material default under or in breach of any representations, warranties, covenants and conditions contained in such Real Property Leases; and (iv) has not been, and is not currently, in material breach of any Laws (including building and zoning by-laws), covenants, restrictions or official plans pertaining to the Leased Real Property. The business operated on the Leased Real Property under each Real Property Lease is permitted under such Real Property Lease in all material respects, and all of the applicable Leased Real Property is used for the operation of such business.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company or any of the Company Subsidiaries has received any written notice to the effect that any condemnation, expropriation or rezoning proceedings are pending or, to the knowledge of the Company, threatened with respect to any of the Owned Real Property or Leased Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or a Company Subsidiary has good and marketable title to, or a valid and enforceable leasehold interest in, all material personal property held or used by them at the Owned Real Property or Leased Real Property free and clear of all Liens other than Permitted Liens. None of the Company or any of the Company Subsidiaries has received any written notice or has knowledge of any outstanding violation of any Law, including zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation, for any Owned Real Property or Leased Real Property and all buildings, structures, improvements, and fixtures located on the Owned Real Property and Leased Real Property have been maintained substantially in accordance with normal industry practice, are in good operating condition and repair (normal wear and tear excepted), and are suitable for the purposes for which they are currently used except, in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 2.17 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the Company and the Company Subsidiaries is, and for the past three years has been, in compliance with all applicable Environmental Laws. Without limiting the foregoing, each of the Company and the Company Subsidiaries (i) has obtained, and is and has been in compliance in all material respects with, all Permits required under Environmental Laws for the ownership, lease, operation, occupation or use of the respective businesses or assets of the Company and the Company Subsidiaries, and (ii) has prepared and timely filed with the appropriate jurisdictions all reports, data, documentation and filings required pursuant to any Environmental Law.

(b) There is no Environmental Claim pending or, to the Company's knowledge, threatened, against (and no unresolved Environmental Claim has otherwise been received by) any of the Company or the Company Subsidiaries (or against any Person whose liability for such Environmental Claim any of the Company or the Company Subsidiaries has retained or assumed by Contract or under any Law). No incident, condition, change or circumstance has occurred or exists to the Company's knowledge that would reasonably be expected to form the basis of an Environmental Claim against any of the Company or the Company Subsidiaries (or against any Person whose liability for such Environmental Claim any of the Company or Company Subsidiaries has or retained or assumed by Contract or under any Law).

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company or any Company Subsidiary has Released, stored, generated, disposed of or arranged for the disposal of, transported, handled, distributed, or exposed any Person to, any Hazardous Substance, or owned, leased, used or operated any property or facility contaminated by any Hazardous Substance, in each case, that has created or would reasonably be expected to create any liability under any Environmental Law for any of the Company or Company Subsidiaries.

(d) Neither the Company nor any Company Subsidiary has assumed, undertaken, become subject to, or provided an indemnity with respect to any liability (contingent or otherwise) of any other Person with respect to Environmental Laws or any Hazardous Substance, other than general contractual indemnities entered pursuant to a lease or credit agreement in the Ordinary Course that do not subject the Company or any Company Subsidiary to any such liability for which the Company or any Company Subsidiary would not otherwise be liable under any Environmental Law.

(e) Except for any of the following documents that contain information regarding environmental matters that are not and would not, individually or in the aggregate, reasonably be expected to be material, the Company has made available to Parent all material environmental audits, assessments and reports and all other material environmental documents relating to the Company or any Company Subsidiary or any of their current or former properties, facilities, businesses or operations, in each case, that are in the possession or under the reasonable control of the Company or any Company Subsidiary.

Section 2.18 Intellectual Property; Data Privacy & Security.

(a) Except as disclosed in Section 2.18(a) of the Disclosure Letter, the Company or one of the Company Subsidiaries has valid title and exclusive ownership interest in the material Company Owned Intellectual Property, free and clear of any Lien (other than a Permitted Lien).

(b) As of the date of this Agreement, there are no legal disputes or claims pending or threatened in writing, alleging infringement, misappropriation or any other violation of any Intellectual Property rights of any third party by the Company or any of the Company Subsidiaries, or alleging that any Company Registered Intellectual Property is invalid or unenforceable, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Neither the Company nor any Company Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property rights of any third party, except for such infringements, misappropriations or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Neither the Company nor any Company Subsidiary is aware that any Company Owned Intellectual Property is currently infringed, misappropriated or otherwise violated by any third party, except for such infringements, misappropriations or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Section 2.18(e) of the Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of all Company Registered Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) to the Company's knowledge, all issued Company Registered Intellectual Property is valid and enforceable, (ii) the Company or a Company Subsidiary has paid all maintenance fees and filed all statements of use reasonably necessary to maintain the Company Registered Intellectual Property and (iii) none of the issued Company Registered Intellectual Property has been adjudged invalid or unenforceable.

(f) The Company and the Company Subsidiaries take commercially reasonable steps to protect the Trade Secrets in the Company Owned Intellectual Property and to protect any confidential information provided to them by any other Person under obligation of confidentiality, except, in each case, where failures to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) As of the date of this Agreement, except as would not reasonably be expected to result in liability that is material to the Company and the Company Subsidiaries, taken as a whole, each of the Company and the Company Subsidiaries is in compliance with all of its Privacy Policies, all applicable Privacy and Security Laws and Standards and all Contracts to the extent such Contracts relate to the collection, storage, transmission, transfer (including cross-border transfers), disclosure, use and other processing of Personal Information. None of the Company nor any of the Company Subsidiaries are, nor have previously been deemed to be a "Covered Entity" or "Business Associate" as such terms are defined under the Health Insurance Portability and Accountability Act of 1996, as amended, an implementing regulations at 45 C.F.R. Parts 160-164 (collectively, "HIPAA"). None of the Company nor any of the Company Subsidiaries is creating, receiving, maintaining, transmitting, using, disclosing, or processing any consumer health data or consumer health information, as these terms and similar terms are defined in state Laws. The Company and the Company Subsidiaries use commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information.

(h) Since January 1, 2023  (i) there has been no loss of and no unlawful or unauthorized access to or disclosure of Personal Information, and (ii) no third party has gained unauthorized access to or misused any computers, software, servers, networks or other information technology assets owned or used by the Company or any Company Subsidiary for operation in their respective businesses (the "IT Assets"), in each case in a manner that has resulted or is reasonably likely to result in either (A) liability, cost or disruption to the business of the Company and the Company Subsidiaries that would be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, or (B) a duty to notify any Person except as would not reasonably be expected, individually or in the aggregate, to result in liability that is material to the Company and the Company Subsidiaries, taken as a whole.

(i) The Company and the Company Subsidiaries take commercially reasonable steps and implements commercially reasonable safeguards designed to protect the IT Assets owned or controlled by the Company or any Company Subsidiary from unauthorized access or any disabling codes or instructions, spyware, trojan horses, worms, viruses, or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of software, data or other materials (the "Malicious Code"). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the IT Assets are free from Malicious Code, (ii) the IT Assets have not, since January 1, 2023, experienced any material failure or malfunction, and (iii) the IT Assets are sufficient and operate and perform in all material respects in accordance with their documentation and specifications for the Company's and the Company Subsidiaries' current operations," which the Company dropped.

Section 2.19 Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed on or after January 1, 2023 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed.

(b) Section 2.19(b) of the Disclosure Letter sets forth a complete list, in each case as of the date hereof, of each Contract (or the accurate description of principal terms in the case of oral Contracts), including all amendments, supplements and side letters thereto that modify any such Contract in any material respect, to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject (other than any of the foregoing solely between the Company and any of the Company Subsidiaries or solely between any Company Subsidiaries) that:

(i) is with a Top Customer (other than purchase orders entered into in the Ordinary Course);

(ii) is with a Top Vendor (other than purchase orders entered into in the Ordinary Course);

(iii)  is a Contract requiring capital expenditures by the Company or any of the Company Subsidiaries in an amount in excess of $1,000,000;

(iv) is a "material contract" as defined in National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators or is of the type that would be required to be disclosed under Item 601 of Regulation S-K under the Securities Act;

(v) is a limited liability company agreement, shareholders agreement, partnership agreement or joint venture agreement or similar Contract;

(vi) is a Real Property Lease;

(vii) contains covenants of the Company or any of the Company Subsidiaries (A) purporting to limit, in any material respect, either the type of business in which the Company or any of the Company Subsidiaries may engage or the geographic area in which any of them may so engage, (B) imposing most-favored nation, exclusivity or non-compete provisions in favour of any third party on the Company or any of the Company Subsidiaries, (C) a right of first refusal or right of first offer or similar right that limits the ability of the Company or any of the Company Subsidiaries to sell, transfer, pledge or otherwise dispose of assets, rights or properties, (D) a provision granting the other party exclusivity or similar rights in respect of the business of the Company or any of the Company Subsidiaries;

(viii) evidences Indebtedness for borrowed money in excess of $1,000,000 of the Company or any of the Company Subsidiaries, whether unsecured or secured (such Contracts, the "Existing Loan Documents") or relating to any interest rate caps, interest rate collars or hedging (including interest rates, currency, commodities or derivatives);

(ix) is a Contract under which there has been imposed a Lien (other than a Permitted Lien) on any of the material assets, tangible or intangible, of the Company or any of the Company Subsidiaries;

(x) requires the Company or any Company Subsidiary to make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any Company Subsidiary or other Person in excess of $1,000,000;

(xi) relates to the settlement (or proposed settlement) of any pending or threatened suit or proceeding, other than any settlement that provides solely for the payment of less than $1,000,000 in cash (net of any amount covered by insurance or indemnification that is reasonably expected to be received by the Company or any Company Subsidiary);

(xii) that relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise)  that (A) includes aggregate consideration in excess of $1,000,000 that was entered into after January 1, 2023 or  (B) pursuant to which any purchase price adjustment, "earn-out," or deferred or contingent payment obligations remain outstanding;

(xiii) is a Company Associated Party Contract;

(xiv) each Contract (other than purchase orders entered into in the Ordinary Course) to which the Company or any of the Company Subsidiaries is a party that, by its terms, provides for annual payments or receipts after the date hereof in excess of $5,000,000; or

(xv) contains a license or other rights in or to Intellectual Property granted to or by the Company or any Company Subsidiary, other than (A) non-exclusive licenses for open source software or commercially available "off-the-shelf" software with annual or one-time fees less than $100,000, (B) non-exclusive licenses granted to customers in the Ordinary Course, (C) invention assignment, confidentiality or non-disclosure agreements entered into with employees and independent contractors in the Ordinary Course, and (D) Contracts primarily for the provision of services where the granting or obtaining (or agreement to obtain) any right to use, or permission or Contract to permit any other Person to use any Intellectual Property is ancillary or incidental to the transactions contemplated in such Contract;

Each Contract of a type described in this Section 2.19(b) is referred to herein as a "Material Contract." The Company has made available to Parent true and complete copies of all Material Contracts as of the date hereof, including amendments, supplements and side letters related thereto.

(c) Neither the Company nor any Company Subsidiary is in (or has received any written claim of) breach of or default under the terms of any Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breaches or defaults would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, each Material Contract is a valid and binding agreement of the Company or a Company Subsidiary, as applicable, and, to the knowledge of the Company, the other parties thereto and is in full force and effect, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, subject to the Bankruptcy and Equity Exception. There are no disputes pending or, to the Company's knowledge, threatened with respect to any Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.20 Fairness Opinions. The Special Committee has received the oral Scotia Fairness Opinion and the Company Board has received the oral Lazard Fairness Opinion, in each case, to be subsequently confirmed in writing, which Fairness Opinions have not been modified, amended, qualified or withdrawn prior to the date hereof.

Section 2.21 Insurance. The Company has made available to Parent true and complete copies of all material insurance policies held by or for the benefit of the Company or any of the Company Subsidiaries as of the date of this Agreement. Except as has not had a Material Adverse Effect, (a) the Company and the Company Subsidiaries maintain insurance with insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and consistent with industry practice, (b) all material insurance policies maintained by or on behalf of the Company or any of the Company Subsidiaries as of the date of this Agreement are in full force and effect on the date hereof and such insurance policies (or extension, renewal, replacement thereof with comparable policies) shall be in full force and effect without interruption until the Effective Date, all premiums due on such policies have been paid by the Company or a Company Subsidiary, (c) neither the Company or any of Company Subsidiary is in breach or default under such policies where such breach or default would permit cancellation, termination or modification of such insurance policies, (d) no written notice of cancelation, termination, dispute or denial of coverage or modification has been received, (e) there are no pending claims in excess of $100,000 under which an insurer has made any reservation of rights or rejected to cover all or any portion of such claims, (f) the Company and the Company Subsidiaries maintain insurance as is consistent with the insurance that would be obtained by a similarly sized Company and similarly sized Company Subsidiaries and for similar products and product sales, including with respect to product liability, product claims, product recalls, withdrawals, and adulteration and misbranding and (g) except as set forth in Section 2.21 of the Disclosure Letter, the Company and the Company Subsidiaries maintain insurance as required by Contract with a Top Customer or a Top Vendor to which the Company or any Company Subsidiaries are a party.

Section 2.22 Food Regulatory Matters(a) . Except as set forth in Section 2.22 of the Disclosure Letter:

(a) All Company Products comply, and since January 1, 2023, have complied in all material respects, with all Food Laws. The Company and Company Subsidiaries, as applicable, have obtained and maintain adequate substantiation for all labeling and claims regarding the Company Products or made about the Company Products, including health benefit claims, nutrient content claims, organic and bioengineered food claims, claims including gluten free, Halal, non-genetically modified organism, and Kosher claims, certified claims, structure/function claims, and any other claims regulated by any Governmental Entity or the National Advertising Division, whether under any Food Law or other Laws. None of the Company Products (including any packing or packaging materials for the Company Products) contain potentially harmful levels of substances, including per- and polyfluoroalkyl substances, perfluorooctane sulfonate (PFOS) and perfluorooctanoic acid (PFOA). All Company Products are and, since January 1, 2023, have been, in compliance with Laws regarding intentionally added PFAS, PFOS, and PFOA.

(b) The Company and the Company Subsidiaries comply, and since January 1, 2023 have complied in all material respects, with all Food Laws.

(c) Since January 1, 2023, the Company and the Company Subsidiaries, as applicable, have maintained, and continue to maintain, the Permits necessary to manufacture, produce, label, sterilize, market, advertise, promote, commercialize, ship, supply, distribute, offer for sale, sell, process, pack, package, store, hold, import, export, transport and dispose of the Company Products in accordance with all Food Laws. No suspension, termination, revocation, material adverse modification, limitation or cancellation of any such Permits is pending or, to the knowledge of the Company, threatened in writing and no such suspension, termination, revocation, material adverse modification, limitation or cancellation will result from the transactions contemplated by this Agreement.

(d) The Company, the Company Subsidiaries, and the Company Products are not, and since January 1, 2023 have not been, the subject of any Food Law Action and, to the knowledge of Company, no Governmental Entity is currently threatening in writing any Food Law Action against the Company Products, the Company, any of the Company Subsidiaries, nor any of their respective officers, directors, employees, agents or contractors.

(e) Since January 1, 2023, the Company and the Company Subsidiaries have not recalled or withdrawn or conducted any correction (as defined in 21 C.F.R. § 7.3(h) and equivalent Laws for other Company Products regulated by any other Governmental Entity) any Company Products, and, to the knowledge of the Company, no Governmental Entity is threatening to recall or conduct any market withdrawal or correction of any Company Products.

(f) There is not, and since January 1, 2023 there has not been, any suit, claim, action, litigation, arbitration, investigation or proceeding to which the Company or any Company Subsidiary is a party, whether filed, pending, or, to the knowledge of the Company, threatened, asserting or alleging any material violation of any Food Laws, nor alleging or asserting that any Company Products are adulterated, misbranded or otherwise in noncompliance with any Food Laws. Neither the Company nor the Company Subsidiaries have introduced into commerce any Company Products that are adulterated or misbranded under the Food Laws, nor engaged in any conduct considered a prohibited act under the Food Laws.

Section 2.23 Brokers. Other than Lazard Inc. and Scotia Capital Inc., no investment banker, broker, finder, financial adviser or other intermediary is entitled to any fee, commission or other payment from the Company or any of the Company Subsidiaries in connection with the Arrangement or the transactions contemplated herein. The Company has furnished to Parent true and complete copies of all Contracts between the Company or any Company Subsidiary, on the one hand, and Lazard Inc. and Scotia Capital Inc., on the other hand, in each case relating to the transactions contemplated by this Agreement, which agreements disclose all fees payable thereunder.

Section 2.24 Top Customers and Top Vendors. Section 2.24 of the Disclosure Letter sets forth a true correct and complete list of (a) the Top Customers and (b) the Top Vendors. Since January 1, 2024, neither the Company nor any of the Company Subsidiaries has received any written, or, to the knowledge of the Company, oral notice of the intention or desire of any Person to terminate, not renew or materially modify the terms of any Contract with a Top Customer or Top Vendor. Since January 1, 2024, no Top Customer or Top Vendor has materially modified or reduced, canceled or terminated its relationship with the Company or any of its Subsidiaries.

Section 2.25 Related Persons Transactions. Except for compensation or other employment arrangements in the ordinary course of business or as otherwise disclosed in the Filings, there are no Contracts, arrangements, understandings or transactions between the Company or the Company Subsidiaries, on the one hand, and any Associated Party thereof (but not including any wholly-owned Company Subsidiary), on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K (each a, "Company Associated Party Contract"). No Associated Party owns, directly or indirectly, on an individual or joint basis, (a) any interest in any material property, rights or assets of the Company or any of the Company Subsidiaries or (b) any interest in, or serves as an officer or director or in another similar capacity of, any vendor or other independent contractor of the Company or Company Subsidiaries, or any Person which has a Contract with the Company or Company Subsidiaries.

Section 2.26 Human Rights Compliance.

(a) The Company and the Company Subsidiaries and, to the knowledge of the Company and the Company Subsidiaries, each Top Vendor, is and for the past three years has been, in compliance in all material respects with all applicable Laws and Frameworks relating to human rights, including, but not limited to, Modern Slavery and Child Labour. Neither the Company nor the Company Subsidiaries and, to the knowledge of the Company and the Company Subsidiaries, the Top Vendors, have received any written notice or report alleging or determining violation of, or liability in relation to such human rights related matters.

(b) The Company and the Company Subsidiaries have adopted and maintain policies, procedures and practices that are reasonably designed to identify, manage, and mitigate material human rights related risks in their operations and supply chains.

(c) Since January 1, 2023, neither Company nor the Company Subsidiaries, or Top Vendors have been subject to an adverse finding of a National Contact Point in relation to an alleged failure to adhere to the OECD Guidelines for Multinational Enterprises.

Section 2.27 State Takeover Statutes. Assuming the accuracy of  Parent's representations and warranties set forth in Section 3.10, no U.S. "fair price," "moratorium," "control share acquisition" or "business combination statute or regulation" or other anti-takeover or similar Laws (each, a "Takeover Statute") is or will be applicable to (a) the Company or the Company Subsidiaries as a result of this Agreement or (b) this Agreement, the Arrangement or any of the other transactions contemplated by this Agreement. The Company Board has taken all actions necessary to render all potentially applicable Takeover Statutes inapplicable to this Agreement, the Support Agreement and the other transactions contemplated by this Agreement and the Support Agreement.

Section 2.28 Acknowledgement of No Other Representations or Warranties. The Company acknowledges and agrees that, except for the representations and warranties contained in Article III, neither Parent or Purchaser nor any of their affiliates or Representatives makes or has made any representation or warranty, either express or implied, concerning Parent, Purchaser or their affiliates or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement. To the fullest extent permitted by applicable Law and subject to Section 7.8, except with respect to the representations and warranties contained in Article III or any breach of any covenant or other agreement of Parent or Purchaser contained herein, neither Parent or Purchaser nor any of their affiliates, employees, partners or any other Person or their Representatives shall have any liability to the Company or its respective affiliates or Representatives on any basis (including in contract or tort, under federal, provincial or state securities Laws or otherwise) based upon any information or statements (or any omissions therefrom) provided or made available by Parent or Purchaser or their affiliates or Representatives to the Company or its affiliates or Representatives in connection with the transactions contemplated hereby.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby jointly and severally hereby represent and warrant to the Company as follows:

Section 3.1 Organization. Each of Parent and Purchaser is duly incorporated or organized and validly existing and, to the extent applicable, in good standing under all applicable Laws of its jurisdiction of its incorporation, organization, continuance or creation. Parent and Purchaser are duly qualified or licensed to do business as a foreign entity and are in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by them therein or in which the transaction of their business makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed would not reasonably be expected to, prevent or materially delay, individually or in the aggregate, the ability of Parent or Purchaser to consummate the transactions contemplated by this Agreement. Parent and Purchaser have all requisite power and authority to own, operate, lease and encumber their properties and carry on their business as now conducted. The Organizational Documents of Parent and Purchaser are in full force and effect, and no dissolution, revocation or forfeiture proceedings regarding Parent or Purchaser have been commenced.

Section 3.2 Authority. Parent and Purchaser have the requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Purchaser. This Agreement has been duly executed and delivered by Parent and Purchaser and (assuming the due authorization, execution and delivery of this Agreement by the other Party to this Agreement) constitutes the valid and binding obligation of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 3.3 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the transactions contemplated by this Agreement will: (i) conflict with or violate the Organizational Documents of Parent or Purchaser; (ii) assuming that all consents, approvals and authorizations described in Section 3.3(b) have been obtained and all filings and notifications described in Section 3.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Purchaser or any of their respective properties or assets; or (iii) with or without notice or lapse of time, or both, require any consent, notice or approval under, violate, conflict with, result in any breach of, any loss of any benefit under, constitute a change of control or default under (with or without notice or lapse of time or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, cancellation, purchase or sale under, give rise to any right of first refusal, preemptive right, tag-along right, transfer right or similar right, or result in the triggering of any payment or creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent or Purchaser pursuant to any Contract to which Parent or Purchaser is a party (or by which any of their properties or assets is bound) or any Permit held by it, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Purchaser to consummate the transactions contemplated hereby.

(b) None of the execution, delivery or performance of this Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the transactions contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to Parent or Purchaser or any of their properties or assets, other than (i) the Interim Order and any approvals required by the Interim Order, (ii) the Final Order, (iii) filings under the CBCA, (iv) compliance with and filings under applicable Antitrust Laws, (v) compliance with and filings under the Investment Canada Act, (vi) compliance with and filings under Securities Laws and stock exchange rules and policies, and (vii) any actions or filings the absence of which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent or Purchaser to consummate the transactions contemplated hereby.

Section 3.4 Litigation.

(a) There is no suit, claim, action or proceeding to which Parent or Purchaser is a party pending or, to the knowledge of Parent, threatened in writing against Parent or Purchaser that would reasonably be expected to prevent or materially delay the ability of Parent or Purchaser to consummate the transactions contemplated hereby. Neither Parent nor Purchaser is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the ability of Parent or Purchaser to consummate the transactions contemplated hereby.

(b) There is no bankruptcy, insolvency, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Parent, threatened against or relating to Parent or Purchaser, nor, to the knowledge of Parent, are there any events or circumstances which would be reasonably expected to give rise to any such proceeding.

Section 3.5 Reserved.

Section 3.6 Solvency. Assuming that (a) the conditions set forth in Section 5.1 and Section 5.2 of this Agreement have been satisfied or waived, (b) the representations and warranties set forth in Article II of this Agreement are true and correct, and (c) the projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were reasonable at such time, then at and immediately following the Effective Time and after giving effect to all of the transactions contemplated by this Agreement and the Plan of Arrangement, each of Parent and Purchaser will be Solvent and neither Parent nor Purchaser is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors. For the purposes of this Agreement, the term "Solvent", when used with respect to any Person, means that, as of any date of determination, (i) the fair value of the assets of such Person at a fair valuation will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person, (ii) the "present fair saleable value" of the property of such Person will be greater than the amount that will be required to pay the probable liability of such Person on its debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (iii) such Person will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Effective Date, and (iv) such Person will be able to pay its debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured.

Section 3.7 Source of Funds.

(a) A true, correct and complete copy of the Debt Commitment Letter and the fee letter referred to therein, in each case, as in effect on the date hereof has been provided to the Company, subject, in the case of such fee letter, to redaction solely of pricing terms, fee amounts and the "market flex" provisions that are customarily redacted in transactions of this type, none of which redactions covers terms that would (i) reduce the aggregate amount of the Debt Financing, when taken together with the aggregate principal amount of revolving credit commitments that are available to Parent or its Subsidiaries (the "Available Revolving Commitments") and other funds available to Parent and Purchaser on the Effective Date, below the amount required to satisfy the Required Amount or proceeds available therefrom (including by changing the amount of fees, expenses, premiums or charges to be paid in respect of the Debt Financing or original issue discount in respect of the Debt Financing), (ii) impose any new condition precedent or otherwise adversely amend, modify or expand any conditions precedent to the Debt Financing or otherwise prevent or materially delay  the availability of the Debt Financing or (iii) adversely affect the ability of Purchaser to enforce its rights against the other parties to the Debt Commitment Letter. Purchaser has fully paid any and all commitment or other fees required by the Debt Commitment Letter to be paid on or before the date hereof. As of the date hereof, the Debt Commitment Letter is valid and binding and in full force and effect, enforceable against Purchaser and, to the knowledge of the Purchaser, each of the other parties thereto, subject to the Bankruptcy and Equity Exception, and, to the knowledge of Parent, has not been withdrawn, terminated, repudiated, rescinded, amended, supplemented or modified in any respect, and no such withdrawal, termination, repudiation, rescission, amendment, supplement or modification is contemplated (other than to add lenders, lead arrangers, bookrunners, managers, agents or other entities who had not executed the Debt Commitment Letter as of the date of this Agreement, to reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto in connection therewith or to give effect to any "market flex" provisions in the fee letter referred to above). There are no conditions precedent related to the full funding of the Debt Financing , other than as expressly set forth in the Debt Commitment Letter.

(b) As of the date hereof, no Debt Financing Source has terminated, or has notified Parent or Purchaser in writing of its intention to terminate, any of the commitments under the Debt Commitment Letter or not to provide the Debt Financing on the Effective Date. As of the date hereof, Purchaser is not aware of any fact, occurrence (with or without notice, lapse of time or both) or condition having occurred that would constitute a breach or default by Purchaser or, to the knowledge of Parent, any other party thereto under the Debt Commitment Letter, or would result in a failure of any condition of the Debt Commitment Letter to be satisfied on the Effective Date or otherwise result in any portion of the Debt Financing required to satisfy the Required Amount being unavailable on the Effective Date. Other than as set forth in the Debt Commitment Letter, neither Parent nor Purchaser has entered into any Contract, side letter or other written arrangement relating to the Debt Financing that would (i) reduce the aggregate amount of the Debt Financing, when taken together with the Available Revolving Commitments and other funds available to Parent and Purchaser on the Effective Date, below the amount required to satisfy the Required Amount (including by changing the amount of fees, expenses, premiums or charges to be paid in respect of the Debt Financing or original issue discount in respect of the Debt Financing), (ii) impose any new condition precedent or otherwise adversely amend, modify or expand any conditions precedent to the Debt Financing or otherwise prevent or materially delay the availability of the Debt Financing, or (iii) adversely affect the ability of Purchaser to enforce its rights against the other parties to the Debt Commitment Letter.

(c) Assuming the satisfaction of the conditions contained in Section 5.1 and Section 5.2, the proceeds contemplated by the Debt Commitment Letter after giving effect to all fees, expenses, original issue discount and similar premiums and charges, when taken together with the Available Revolving Commitments and other funds available to Parent and Parent and Purchaser on the Effective Date, will be sufficient to consummate the Arrangement, to perform the obligations of Parent and Purchaser under this Agreement on the Effective Date and to pay all fees and expenses of Purchaser relating to the transactions contemplated hereby that are payable on the Effective Date (collectively, the "Required Amount"). Parent's and Purchaser's obligations hereunder are not contingent upon any financing.

Section 3.8 No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission payable by the Company or any of its affiliates prior to Closing, or any of their respective pre-Closing securityholders (other than securityholders that are affiliates of Parent or Purchaser) in connection with the transactions contemplated herein based upon arrangements made by or on behalf of Parent or Purchaser or any of their affiliates.

Section 3.9 Absence of Certain Arrangements. Other than this Agreement, the Confidentiality Agreement and the Support Agreements, as of the date hereof, there are no Contracts or any commitments to enter into any Contract between Parent or Purchaser or any of their affiliates, on the one hand, and any director, officer, employee or shareholder of more than one percent (1%) of the outstanding Common Shares (other than shareholders that are affiliates of Parent or Purchaser) of the Company, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 3.10 Ownership of Securities of the Company. As of the date hereof, Parent, Purchaser and their controlled affiliates do not beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act and Canadian Securities Laws, as the case may be) any Common Shares or other securities of the Company or any options, warrants or other rights to acquire Common Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company except pursuant to this Agreement.

Section 3.11 Purchaser. Purchaser is a wholly-owned, direct Subsidiary of Parent that was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Since the date of its incorporation and prior to the Effective Time, Purchaser has not carried, and will not carry, on any business or conduct any operations and has not incurred, and will not incur, any material liability, except the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 3.12 Investment Canada Act. Purchaser is a trade agreement investor or a WTO investor that is not a state-owned enterprise, all within the meaning of the Investment Canada Act.

Section 3.13 Acknowledgement of No Other Representations and Warranties. Parent and Purchaser expressly acknowledge and agree that, except for the representations and warranties expressly set forth in Article II, none of the Company, the Company Subsidiaries or any of their respective affiliates or Representatives makes or has made any representation or warranty, either express or implied, concerning the Company or the Company Subsidiaries or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the transactions contemplated by this Agreement. To the fullest extent permitted by applicable Law, except with respect to the representations and warranties contained in Article II or any breach of any covenant or other agreement of the Company contained herein, none of the Company, the Company Subsidiaries or any of their respective affiliates, employees, shareholders or any other Person or their Representatives shall have any liability to Parent or Purchaser or their respective affiliates or Representatives on any basis (including in contract or tort, under federal, provincial or state securities Laws or otherwise) based upon any information or statements (or any omissions therefrom) provided or made available by the Company, the Company Subsidiaries or their respective affiliates or Representatives to Parent or Purchaser or their affiliates or Representatives in connection with the transactions contemplated hereby.

ARTICLE IV
COVENANTS AND AGREEMENTS

Section 4.1 Conduct of Business by the Company Pending the Arrangement. During the period from the date of this Agreement to the earlier of (x) the Closing and (y) the termination of this Agreement in accordance with Section 6.1 hereof (the "Interim Period"), except as (A) otherwise expressly contemplated or permitted by this Agreement or the Plan of Arrangement, (B) required by Law or a Governmental Entity, (C) disclosed in Section 4.1 of the Disclosure Letter, or (D) consented to in writing by Parent, which consent shall not be unreasonably withheld, delayed or conditioned, the Company shall, and shall cause each Company Subsidiary to (i) conduct their respective businesses in the Ordinary Course in all material respects and (ii) use commercially reasonable efforts to (A) maintain their business relationships and goodwill with suppliers, contractors, distributors, customers, partners, licensors, licensees, Governmental Entities and others having material business relationships with the Company or any Company Subsidiary; (B) retain the services of their respective current officers and key employees of the Company and the Company Subsidiaries, (C) preserve substantially intact their respective current business organizations and Company Permits and (D) make or incur any capital expenditures in accordance with the Company Budget. Without limiting the generality of the foregoing, during the Interim Period, the Company will not and the Company shall cause each Company Subsidiary not to (except as (1) otherwise expressly contemplated or permitted by this Agreement or the Plan of Arrangement, (2) required by Law or a Governmental Entity, (3) disclosed in Section 4.1 of the Disclosure Letter, or (4) consented to in writing by Parent, which consent shall not be unreasonably withheld, delayed or conditioned):

(a) amend or propose to amend the Company Organizational Documents or the Subsidiary Organizational Documents;

(b) authorize for issuance, issue, sell, deliver, award or dispose of or agree or commit to issue, sell, deliver, award or dispose of (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any shares or units of any class, partnership interests or any other equity securities, equity equivalents (including any options or share or unit appreciation rights or rights under any employee incentive plans) or voting securities or any other securities convertible into or exchangeable for any shares or units, partnership interests or any other equity securities, equity equivalents (including any options or share or unit appreciation rights or rights under any employee incentive plans) or voting securities, except for (i) the issuance or sale of Common Shares pursuant to the exercise or redemption of derivative securities or the exchange of Preferred Stock outstanding on the date hereof, (ii) the issuance or sale of Common Shares upon the exercise or conversion of Stock Options, Restricted Share Units or Performance Share Units outstanding on the date hereof, or (iii) pursuant to the terms of this Agreement;

(c) (i) split, combine, subdivide or reclassify any of their respective shares, units, partnership interests or other equity or voting interests, or undertake any capital reorganization, or reduction of capital or combination thereof, or declare, set aside or pay any dividend or other distribution (whether in cash, shares, units, partnership interests or other equity or voting interests or property or any combination thereof) or amend the terms of any of their respective securities in any manner, except (A) cash dividends for which the Consideration is equitably adjusted pursuant to Section 1.10, (B) in transactions between the Company and each wholly-owned Company Subsidiary or solely between wholly-owned Company Subsidiaries, (C) distributions on the Preferred Stock in accordance with the terms of such Preferred Stock paid in connection with cash dividends on the Common Shares, or (D) pursuant to any Employee Share Plan, in the Ordinary Course or as required by the applicable Employee Share Plan; (ii) redeem, repurchase or otherwise acquire, directly or indirectly, any of their respective securities or any securities of any of their respective Subsidiaries except, in the case of clause (ii), as may be required by the Company Organizational Documents or the Subsidiary Organizational Documents or pursuant to the terms of the Company's Employee Share Plans; or (iii) enter into any Contract with respect to the voting or registration of any shares, units, partnership interests or other equity or voting interests of the Company or any Company Subsidiary;

(d) subject to the provisions of Section 4.4, authorize, recommend, propose or announce an intention to adopt or effect, or adopt or effect, a plan of complete or partial liquidation, dissolution, arrangement, amalgamation, merger, consolidation, restructuring, recapitalization or other reorganization;

(e) (i) excluding incurring Indebtedness to finance capital expenditures permitted by Section 4.1(p), incur, issue, assume, refinance or guarantee any Indebtedness for borrowed money or issue any debt securities, or assume or guarantee any Indebtedness for borrowed money of any Person, (ii) prepay, refinance or amend any Indebtedness, in each case, in excess of $1,000,000, except for (A) repayments under the Company's existing credit facilities in the Ordinary Course, and (B) mandatory payments under the terms of any Indebtedness in accordance with its terms, or (iii) make loans, advances or capital contributions to or investments in any Person (other than as required by any Contract in effect on the date hereof), in each case, in excess of $1,000,000;

(f) create or suffer to exist any material Lien (other than Permitted Liens) on any shares, units, partnership interests or other equity or voting interests of any Company Subsidiary;

(g) other than as required by Law or any Employee Benefit Plan or Contract as in effect on the day hereof, or as expressly otherwise contemplated by this Agreement or the Plan of Arrangement: (i) grant or increase the severance or termination pay or benefits or other similar compensation to any current or former director, employee, agent or consultant of the Company or any of the Company Subsidiaries; (ii) increase the compensation, bonus or other benefits of any current or former director, employee, agent or consultant of the Company or any of the Company Subsidiaries, other than in the Ordinary Course with respect to employees of the Company and any of the Company Subsidiaries whose annual compensation is targeted at $200,000 or less; (iii) grant any change in control, retention or transaction bonuses or similar payments or awards related to the transactions, or amend or modify the terms of any such outstanding awards, (iv) adopt, enter into or establish any new Employee Benefit Plan or amend or terminate any existing Employee Benefit Plan; (v) provide for the grant, acceleration of vesting, lapsing of restrictions payment or funding or in any way amend, modify or supplement the terms of any Stock Options, Restricted Share Units, Performance Share Units or any other equity-based compensation awards; (vi) loan or advance any money or other property to any present or former director or employee of the Company or any of the Company Subsidiaries; or (vii) enter into any collective bargaining agreement or other labour agreement;

(h) (i) hire any Person whose total cash compensation (if annualized) would exceed $200,000 (other than hires to fill vacancies of positions existing at the time of the execution of this Agreement (receiving substantially similar terms of compensation as the person who vacated the position, but excluding any equity, equity-based, long-term incentive, change in control, retention or transaction-related benefits related to the transaction contemplated by this Agreement, or, other than as required by applicable Law, defined benefit pension and post-retirement welfare arrangements)), (ii) engage any non-employee service providers whose compensation (if annualized) would exceed $200,000 or (iii) promote or terminate (without cause, as determined by the Company or the Company Subsidiaries), furlough, or temporarily lay off any employee at the level of Director or above (or, in the case of non-employee service providers, whose total cash compensation (if annualized) would exceed $200,000);

(i) other than in the Ordinary Course, sell, lease, assign, transfer, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire, transfer or dispose of, or create or incur any Lien (other than Permitted Liens) on, any of the material assets, properties, rights, interests or businesses, abandon any Intellectual Property (other than any sale, lease or license of inventory or non-exclusive licenses to the Intellectual Property owned by the Company or the Company Subsidiaries, in each case in the Ordinary Course) of the Company or any of the Company Subsidiaries;

(j) make any materially adverse change to any of their Privacy Policies or to the operation or security of the IT Assets, except as required by Law;

(k) except as may be required as a result of a change in Law (including Regulation S-X of the Exchange Act) or in GAAP (of which the Company shall promptly notify Parent), make any material change in any accounting principles or accounting practices;

(l) acquire (whether by merger, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any interest in, or assets of, any Person (or Equity Interests thereof) or any assets, real property, personal property, equipment, business, capital stock or other rights, other than (i) acquisitions of assets, personal property and equipment in the Ordinary Course that do not exceed the amounts budgeted for aggregate acquisitions in the Company Budget (excluding capital expenditures permitted by Section 4.1(p)) or (ii) any other acquisitions of assets or businesses (excluding real property) for consideration that is individually or in the aggregate not in excess of $1,500,000;

(m) file any Tax Return that is inconsistent with past practice, materially amend any material Tax Return, make, change or revoke any entity classification or other material Tax election (other than making any elections in connection with filing Tax Returns in the ordinary course of business that are consistent with past practice), change an annual accounting period for Tax purposes, change or adopt any material accounting method with respect to Taxes, file any material amendment with respect to any material Tax Return, enter into any material closing agreement with any Governmental Entity with respect to a material amount of Taxes, settle or compromise any proceeding with respect to any material Tax claim or assessment relating to the Company or the Company Subsidiaries for an amount that materially exceeds the amount disclosed, reflected or reserved against in the Financial Statements, surrender any right to claim a refund of material amount of Taxes, or consent to or request any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or the Company Subsidiaries;

(n) settle, compromise or assign any claim, suit or proceeding (whether or not commenced prior to the date of this Agreement), except for (i) settlements or compromises providing solely for payment by or to the Company or any of the Company Subsidiaries of amounts less than $1,000,000 individually or $2,500,000 in the aggregate (in each case, net of insurance), or (ii) claims, suits or proceedings arising from the Ordinary Course involving collection matters or personal injury which are fully covered by adequate insurance (subject to customary deductibles); provided that, in no event shall the Company or any Company Subsidiary settle any Transaction Litigation except in accordance with the provisions of Section 4.15;

(o) enter into any agreement or arrangement that materially limits or otherwise materially restricts Parent, its affiliates or subsidiaries (including the Company or any Company Subsidiary following Closing) or successor thereto from engaging or competing in any line of business in which it is currently engaged or currently contemplates to be engaged or in any geographic area;

(p) enter into any lease, sublease or rental arrangement (including any Real Property Lease);

(q) make or commit to make capital expenditures, other than capital expenditures (i) that are less than $1,000,000 on any individual basis  and (ii) are made in accordance with the Company Budget;

(r) enter into any new line of business;

(s) other than in the Ordinary Course, assign, terminate, materially amend or waive any material right under any Material Contract (or enter into any Contract that, if existing on the date hereof, would have been a Material Contract);

(t) make any material amendments to the Company's insurance policies, or fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering the Company or any Company Subsidiary and their respective properties, assets and businesses (including Owned Real Properties);

(u) take any action or authorize any action that would reasonably be expected to result in revocation, modification, withdrawal, delay of issuance or renewal of any Company Permits;

(v) implement or announce a plant closing, mass layoff or any other action which would trigger the notice requirements of the WARN Act;

(w) waive or release any non-competition, non-solicitation, non-disclosure or other restrictive covenant obligation of any current or former director, officer, employee or independent contractor of the Company or any Company Subsidiary; and

(x) authorize or enter into any Contract or arrangement to do any of the actions prohibited by Section 4.1(a) through Section 4.1(w) Section 4.1(v).

Notwithstanding anything to the contrary herein, nothing contained in this Agreement shall (a) prohibit the Company or the Company Subsidiaries from taking any action (or omitting to take any action) that the Company reasonably determines is required or advisable to (i) address any event, circumstance or condition constituting an emergency relating to the health or safety of consumers or employees, (ii) respond to, effect, or conduct a product withdrawal, correction or recall of any Company Products, whether voluntary or mandated by any Governmental Entity, or (iii) comply with any applicable Food Laws, in each case, so long as the Company, to the extent practicable, consults with and keeps Parent reasonably informed regarding such actions; provided that, any such action taken pursuant to subsection (a) of this sentence shall, to the extent reasonably practicable, be communicated to Parent in writing before such action is to be taken, and if not reasonably practicable, promptly after such action is taken, or (b) give Parent or Purchaser, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time. Prior to the Effective Time, the Company and the Company Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over their business operations.

Section 4.2 Access to Information.

(a) During the Interim Period, the Company shall, and shall cause each Company Subsidiary to, (i) give Parent and its authorized Representatives reasonable access during normal business hours, and upon reasonable advance notice, to all properties, facilities, personnel and books and records of the Company and each Company Subsidiary in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary and (ii) permit such inspections as Parent may reasonably require and promptly furnish Parent with such financial and operating data and other information with respect to the business, properties and personnel of the Company and each Company Subsidiary as Parent may reasonably request; provided that, all such access shall be coordinated through the Company or its designated Representatives, in accordance with such reasonable procedures as they may establish; and provided further that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would: (A) result in the loss of legal privilege; (B) subject to Section 4.4, violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party; or (C) breach, contravene or violate any applicable Law (provided that, the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (A) through (C)). Notwithstanding the foregoing, nothing herein shall authorize Parent or its Representatives to undertake any environmental testing involving sampling of soil, groundwater, air or other environmental medium or similar invasive techniques at any of the properties owned, operated or leased by the Company or any Company Subsidiary, including the type of activities commonly referred to as Phase II environmental site assessments. No investigation under this Section 4.2(a) or otherwise shall affect the representations, warranties, covenants or agreements of the Company or the conditions to the obligations of the Parties under this Agreement, nor shall any such investigation limit or otherwise affect the rights or remedies available hereunder.

(b) Each of Parent and Purchaser will hold and will cause its authorized Representatives to hold in confidence all documents and information concerning the Company and the Company Subsidiaries made available to Parent and Purchaser in connection with the Arrangement pursuant to the terms of that certain confidentiality agreement entered into between the Company and Refresco Holding B.V., dated as of June 10, 2025 (the "Confidentiality Agreement").

(c) The Parties confirm that the Personal Information disclosed in connection with the transactions contemplated by this Agreement, including all such Personal Information disclosed prior to the execution of this Agreement (collectively, the "Disclosed Personal Information"), is necessary for the purposes of determining if Parent and Purchaser shall proceed with the transactions contemplated by this Agreement and to complete such transactions. Solely with respect to Disclosed Personal Information governed by the Personal Information Protection and Electronic Documents Act (Canada) or Canadian provincial Laws deemed substantially similar thereto ("Canadian Privacy Laws"), and solely to the extent the following actions are both required by and in accordance with Canadian Privacy Laws:

(i) prior to the Closing, Parent and Purchaser (as applicable) shall (A) use reasonable efforts to protect the Disclosed Personal Information by using security safeguards appropriate to the sensitivity of the information, and (B) not use or disclose the Disclosed Personal Information for any purposes other than those related to determining if it shall proceed with the transactions contemplated by this Agreement, the performance of this Agreement, or the consummation of the transactions contemplated by this Agreement;

(ii) following the Closing, the Parties (A) shall not use or disclose the Disclosed Personal Information for any purposes other than (1) those purposes for which the information was initially collected, permitted to be used or disclosed prior to the Closing, or for which additional consent from affected individuals is obtained, or (2) as otherwise permitted or required by applicable Laws, (B) shall use reasonable efforts to protect the Disclosed Personal Information by using security safeguards appropriate to the sensitivity of the information, (C) shall give effect to any withdrawal of consent from the affected individuals with respect to the Disclosed Personal Information, and (D) shall work together to notify, to the extent required by any Canadian Privacy Laws, the affected individuals within a reasonable time after Closing, that the transactions have been completed and that the Disclosed Personal Information has been disclosed to Purchaser; and

(iii) if the Closing does not occur, Parent and Purchaser (as applicable) shall, as instructed by the Company, return to the Company or securely destroy the Disclosed Personal Information within a reasonable period of time following such instruction.

Section 4.3 Antitrust Law and Other Consents; Further Actions.

(a) Parent, Purchaser and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the transactions contemplated by this Agreement as promptly as practicable. Without limiting the generality of the foregoing, each Party shall (i) make or obtain as soon as practicable all Consents (if any) required to be made with or given to any Governmental Entity by such party in connection with this Agreement or the transactions contemplated herein, and (ii) use commercially reasonable efforts to make or obtain as soon as practicable each other Consent (if any) of any third party (including any Governmental Entity) required, proper or advisable to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with this Agreement or the transactions contemplated herein; provided that, in no event will the Company or Parent be obligated to pay prior to the Effective Time any material fee, penalty or other material consideration to any third party to obtain any Consent pursuant to this Section 4.3. The Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any actions described in this Section 4.3.  The Company and Parent shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filings or response to a request for additional information from any Governmental Entity; provided, however, that such materials may be redacted or withheld (x) to remove references concerning the valuation of the Company or other competitively sensitive material, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns; provided that, the parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other party under this Section 4.3 as "outside counsel only."

(b) Without limiting the generality of Section 4.3(a), as promptly as practicable after the date of this Agreement (but in no event later than the twentieth Business Day after the date hereof), each of Parent and the Company shall file (i) any Notification and Report Forms and related material required to be filed by it with the Federal Trade Commission and the United States Department of Justice, as applicable, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act")  (and promptly after such filing, provide a copy of such HSR Act filing to any other United States Governmental Authority as required by applicable Law), and (ii) any filings required to be made by it with any Governmental Entity under any other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or creation or strengthening of a dominant position through merger or acquisition in the jurisdictions as set forth in Section 4.3(a) of the Disclosure Letter ("Other Antitrust Laws" and, together with the HSR Act the "Antitrust Laws"), and shall promptly make any further filings pursuant thereto that may be necessary.

(c) If Parent or the Company (or any of their respective affiliates) receives a request for additional information from any Governmental Entity that is related to the transactions contemplated by this Agreement, then such Party shall endeavor in good faith to make, or cause to be made, and after consultation with the other Party, an appropriate response to such request. No Party shall participate in any meeting or engage in any material substantive conversation with any Governmental Entity relating to the transactions contemplated by this Agreement without giving the other Party prior notice of the meeting or conversation and, unless prohibited by such Governmental Entity, the opportunity to attend or participate. Notwithstanding anything to the contrary in this Agreement, Parent shall have the right to devise, control and direct the strategy, communications, and timing for, and make all material decisions relating to (and shall take the lead in all meeting and communications with any Governmental Entity relating to), obtaining any necessary or advisable consents, approvals or non-objections, or expiration or termination of any waiting period under any Antitrust Laws after considering in good faith all comments of the Company (and its counsel); provided that, Parent shall consult in good faith with respect to such strategy, communications, timing and material decisions. Parent shall advise the Company promptly of any understandings, undertakings or agreements (oral or written) which Parent proposes to make or enter into with any Governmental Entity in connection with the transactions contemplated by this Agreement.

(d) Notwithstanding anything in this Agreement to the contrary, Parent shall use reasonable best efforts to take all action necessary to avoid the entry or to effect the dissolution of, or vacate or lift, any Order that would otherwise have the effect of preventing, impairing or delaying the Effective Time or the Closing, including: (i) selling, licensing, divesting or disposing of or holding separate any entities, assets, Intellectual Property or businesses of the Company or any of the Company Subsidiaries; (ii) terminating, amending or assigning existing relationships or contractual rights and obligations of the Company or any of the Company Subsidiaries; (iii) changing or modifying any course of conduct regarding future operations of the Company or any of the Company Subsidiaries; (iv) otherwise taking actions that would limit its freedom of action with respect to, or its ability to retain, one or more of their respective businesses, assets or rights or interests therein of the Company or any of the Company Subsidiaries; and (v) committing to take any such actions in the foregoing clauses (i), (ii), (iii) or (iv) (the actions in clauses (i) - (v), a "Remedial Action"); provided that, Parent and its affiliates shall not be required to take, and the Company, the Company Subsidiaries and their affiliates shall not be permitted to take, any Remedial Action that results in a Burdensome Condition.  For purposes of this Agreement, "Burdensome Condition" means any action, including any Remedial Action  (A)  with respect to KKR & Co. Inc. and Kohlberg Kravis Roberts & Co. L.P. (each, "KKR"), PAI Partners ("PAI") and British Columbia Investment Management Corporation ("BCI") and any investment funds or investment vehicles affiliated with, or managed or advised by, KKR, PAI or BCI, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of any such investment fund or investment vehicle, including Parent and its Subsidiaries, other than, subject to (B), with respect to the Company or any Company Subsidiary, (B)  that, individually or in the aggregate, would reasonably be expected to either (x) have a material adverse effect on the financial condition, assets, liabilities, businesses or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (y) materially impair the benefits, advantages or rights that Parent expects to derive from the transactions contemplated by this Agreement; for the avoidance of doubt, any Remedial Action that would reduce EBITDA over any 12 month period following the Effective Date by $10,000,000 or greater shall be deemed to be a Burdensome Condition.  For the avoidance of doubt, Parent shall not require the Company or any of the Company Subsidiaries to, and the Company and any of the Company Subsidiaries shall not be required to, take any action with respect to any Order of any Governmental Entity or arbitrator or any applicable Law that would bind the Company or the Company Subsidiaries irrespective of whether the transactions contemplated by this Agreement are consummated.

(e) Notwithstanding any other provision of this Agreement, each of Parent and the Company shall not, and shall cause their respective Subsidiaries not to, enter into, or agree to enter into, any agreement to acquire any assets, business or portion of any business, products, rights, services, licenses or take any other action, whether directly or indirectly, after the date of this Agreement until the earlier of the termination of this Agreement or the Effective Date, that would be reasonably likely to (i) materially increase the risk of any Governmental Entity undertaking a materially more significant or longer review of the transactions contemplated by this Agreement or entering an order prohibiting the consummation of the transactions contemplated by this Agreement, including the Arrangement, (ii) materially increase the risk of not being able to have vacated, lifted, reversed or overturned any such order on appeal or otherwise, or (iii) otherwise prevent or materially delay the consummation of the transactions contemplated by this Agreement, including the Arrangement.

Section 4.4 Solicitation; Acquisition Proposals; Adverse Recommendation Change.

(a) Subject to the other provisions of this Section 4.4, (i) from and after the date of this Agreement, the Company shall, and shall cause each of the Company Subsidiaries, and its and their officers and directors to, and shall direct its and their other Representatives to, immediately cease any solicitations, discussions, negotiations or communications with any Person that may be ongoing with any third party initiated prior to the date hereof that has made, indicated interest in, or may be reasonably expected to make, any Acquisition Proposal and (ii) during the Interim Period, the Company shall not, and shall cause each of the Company Subsidiaries, and its and their officers and directors not to, and shall not authorize, and shall direct its and their other Representatives not to, directly or indirectly through another Person, (A) solicit, assist, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, assets, or books and records of the Company or entering into any form of agreement, arrangement or understanding) any inquiry, offer or proposal (whether public or otherwise) that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (an "Inquiry"), (B) continue, enter into or otherwise engage in any discussions or negotiations with, furnish to any third party any non-public information relating to the Company or any Company Subsidiary or offer to provide access to the business, properties, assets or books and records of the Company or any Company Subsidiary, in connection with, or knowingly facilitate in any way any effort by, any third party in furtherance of any Acquisition Proposal or Inquiry, (C) approve or recommend an Acquisition Proposal, (D) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, arrangement agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other Contract (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 4.4(c)) providing for or relating to an Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement or breach its obligations hereunder (any of the foregoing referred in this clause (D), an "Alternative Acquisition Agreement"), or (E) propose or agree to do any of the foregoing.

(b) The Company shall (i) immediately discontinue access to, and disclosure of, all information (including through any data room or through granting access to any books and records or its assets of the Company or any Company Subsidiary) that any Person (other than Purchaser or its affiliates) may have access to and (ii) within two Business Days of the date hereof, request, and exercise all rights it has to require (A) the return or destruction of all copies of any confidential information regarding the Company or any Company Subsidiary provided to such Person(s) or (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information, in each case using its commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such rights.

(c) Notwithstanding anything to the contrary in this Section 4.4, at any time prior to obtaining the Company Shareholder Approval, the Company may, directly or indirectly, through any Representative, in response to an unsolicited written bona fide Acquisition Proposal by a third party made after the date of this Agreement that did not result from a material breach of this Section 4.4 (it being agreed that the Company Board may correspond in writing with any Person making such a written Acquisition Proposal to request clarification of the terms and conditions thereof), (i) furnish non-public information to such third party (and such third party's Representatives) making such Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the third party an executed confidentiality agreement on customary terms not materially more favourable in the aggregate to such Person than the Confidentiality Agreement; provided that, such agreement may permit the counterparty to make a confidential Acquisition Proposal that may constitute a Superior Proposal to the Company Board, may contain customary "clean team" provisions or provide for the entering into of customary "clean team" arrangement (such confidentiality agreement, an "Acceptable Confidentiality Agreement"), and (B) any non-public information concerning the Company or the Company Subsidiaries that is provided to such third party (or its Representatives) shall, to the extent not previously provided to Parent, be provided to Parent as promptly as practicable after providing it to such third party (and in any event within 48 hours thereafter)), and (ii) engage in discussions or negotiations with such third party (and such third party's Representatives) with respect to such Acquisition Proposal if, in the case of each of clauses (i) and (ii), the Company Board determines in good faith, after consultation with outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal.

(d) The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, Inquiry or any request for non-public information relating to the Company or any Company Subsidiary by any third party. Such notice shall identify the Person making such Acquisition Proposal, Inquiry or request and shall indicate the material terms and conditions of any Acquisition Proposals, Inquiries or requests, to the extent known (including, if applicable, providing copies of any written Inquiries, requests, proposals or offers and any proposed agreements related thereto, which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Acquisition Proposals, Inquiries, proposals or offers). The Company shall also promptly, and in any event within 24 hours, notify Parent if it enters into discussions or negotiations concerning any Acquisition Proposal or provides non-public information to any Person in accordance with Section 4.4(c), notify Parent of any change to the financial and other material terms and conditions of any Acquisition Proposal and otherwise keep Parent reasonably informed of the status and terms of any such proposals, offers, discussions or negotiations on a reasonably current basis, including by providing a copy of all written proposals, offers, drafts of proposed agreements and correspondence relating thereto. Neither the Company nor any Company Subsidiary shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Parent.

(e) Except as permitted by this Section 4.4, the Company Board shall not effect an Adverse Recommendation Change or approve, adopt, or cause or permit the Company or any Company Subsidiary to enter into, any Alternative Acquisition Agreement.

(i) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Shareholder Approval, the Company Board shall be permitted to effect an Adverse Recommendation Change if the Company Board has received an unsolicited written bona fide Acquisition Proposal not resulting from a material breach of Section 4.4(a) that, in the good faith determination of the Company Board, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent pursuant to Section 4.4(f), and such Acquisition Proposal is not withdrawn.

(f) The Company Board shall only be entitled to effect an Adverse Recommendation Change prior to obtaining the Company Shareholder Approval as permitted under Section 4.4(e) if (i) the Company is not in breach of this Section 4.4 in any material respect and has provided prior written notice (a "Notice of Change of Recommendation") to Parent that the Company intends to take such action, which notice shall identify the Person making the Superior Proposal and describe the material terms and conditions of the Superior Proposal that is the basis of such action, including, if applicable, copies of any written proposals or offers and any proposed agreements relating to such Superior Proposal (including, for greater certainty, the proposed definitive agreement and all material ancillary documents in the possession of the Company, including financing documents supplied to the Company in connection therewith), together with a written statement as to the value, in financial terms, that the Company Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under such Superior Proposal (it being agreed that the delivery of the Notice of Change of Recommendation by the Company shall not constitute an Adverse Recommendation Change), (ii) during the period following Parent's receipt of the Notice of Change of Recommendation and ending at 11:59 p.m. (Toronto time) on the fifth Business Day thereafter (a "Notice of Change Period"), the Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Superior Proposal ceases to constitute a Superior Proposal; and (iii) following the end of the Notice of Change Period, the Company Board shall have determined in good faith, after consultation with outside legal counsel and financial advisors, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Change of Recommendation or otherwise, that the Superior Proposal giving rise to the Notice of Change of Recommendation continues to constitute a Superior Proposal. Any amendment to the financial terms or any other material amendment of such a Superior Proposal (including any change to the form, amount or value of consideration) shall require a new Notice of Change of Recommendation, and the Company shall be required to comply again with the requirements of this Section 4.4(f); provided, however, that the Notice of Change Period shall be deemed to be a period ending at 11:59 p.m. (Toronto time) on the third Business Day following receipt by Parent of any such new Notice of Change of Recommendation.

(g) If the Company provides Parent with a Notice of Change of Recommendation on a date that is five Business Days or less prior to the scheduled date of the Shareholder Meeting, then the Company may (or, at Parent's request, will) postpone or adjourn the Shareholder Meeting to a date that is not later than the earlier of ten Business Days after the previously scheduled date of the Shareholder Meeting and the tenth Business Day prior to the Outside Date; provided, however, that without the prior written consent of Parent, in no event shall the Shareholder Meeting be held on a date that is more than 30 days after the date for which the Shareholder Meeting was originally scheduled.

(h) Nothing in this Agreement shall prohibit the Company or the Company Board from complying with National Instrument 62-104 - Takeover Bids and Issuer Bids and similar provisions under Canadian Securities Laws relating to the provision of directors' circulars and making appropriate disclosure with respect thereto to the Voting Shareholders; provided, however, that this Section 4.4(h) shall not be deemed to permit the Company Board to make an Adverse Recommendation Change except to the extent otherwise permitted by this Agreement.

(i) The Company shall take all necessary actions to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any Company Subsidiary is a party that was entered into with any Person in connection with such Person's consideration of making an Acquisition Proposal to the fullest extent permitted under applicable Law, including by seeking injunctions to restrain any breaches of such agreements and to enforce specifically the terms and provisions thereof. The Company shall not, and shall not permit any Company Subsidiary to, release any Person from, or terminate, waive, amend, suspend or modify any provision of any standstill or confidentiality agreement to which the Company or any Company Subsidiary is a party that was entered into with any Person in connection with such Person's consideration of making an Acquisition Proposal. For greater certainty, in no event shall the automatic release, termination or suspension in accordance with its terms, of any such standstill or confidentiality agreement upon the execution and delivery of this Agreement be considered a violation of this Section 4.4(h).

(j) The Company shall not waive the application of the Shareholder Rights Plan in favour of any third party without the prior written consent of Parent and Purchaser.

Section 4.5 Resignations. The Company shall use commercially reasonable efforts to obtain and deliver to Parent at the Closing a resignation letter, on a form reasonably satisfactory to Parent that evidences the resignation and removal effective as of the time specified in the Plan of Arrangement, of the directors (or persons occupying similar positions in any limited liability company or other entity) and officers of the Company or any Company Subsidiary designated by Parent to the Company in writing at least five Business Days prior to the Effective Date. Such resignations shall be received in consideration for Parent and the Company providing releases to each such director or officer (in form satisfactory to Parent and the Company, acting reasonably). For the avoidance of doubt, the resignation or removal of any such officer or director shall not, in and of itself, to the extent applicable, constitute a resignation or termination of such director's or officer's employment with the Company or any Company Subsidiary, as applicable, for any purpose, and shall not affect any rights that such officer or director may have with respect to severance payments and benefits in the event of a termination of his or her employment in connection with a change in control of the Company or any Company Subsidiary.

Section 4.6 Public Announcements. The Parties shall mutually agree on the form of joint initial press release to be issued by each of them with respect to this Agreement and the Arrangement as soon as practicable after its due execution (the "Announcement"). The Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Arrangement and shall not issue any such press release or make any such public statement without the prior written consent of the other Party; provided, however, that a Party may, without the prior consent of the other Party, issue such press release or make such public statement as may be required by applicable Law or the applicable rules of any stock exchange or quotation system if the Party issuing such press release or making such public statement has provided the other Party with an opportunity to review and comment (and the Parties shall cooperate as to the timing and contents of any such press release or public statement) upon any such press release or public statement; provided further that such consultation and consent shall not be required with respect to any press release, communication or announcement in connection with an Adverse Recommendation Change made in accordance with this Agreement. The Parties acknowledge that the Company will file this Agreement and a material change report relating thereto on the System for Electronic Document Analysis and Retrieval ("SEDAR+") and will file this Agreement and various related disclosures with the SEC, which shall be subject to the immediately preceding sentence and Section 1.4. For the avoidance of doubt, none of the foregoing shall prevent the Company or Parent from making (a) internal announcements to employees and having discussions with shareholders, financial analysts and other stakeholders; provided that, after the Company Shareholder Approval has been obtained, the Company shall consult with Parent before issuing any such internal announcements to employees and shall consider in good faith any comments made by Parent with respect to such announcements; or (b) public announcements in the Ordinary Course that do not relate specifically to this Agreement or the Arrangement, in each case of clauses (a) and (b) so long as such announcements and discussions are consistent with the Announcement and do not contain any information related to the transactions contemplated by this Agreement (or, in the case of Parent, the Company) that has not been previously announced or made public in compliance with this Agreement. Notwithstanding the foregoing (but subject to the terms of the Confidentiality Agreement), Parent, Purchaser and their respective affiliates may (i) without consulting the Company, make communications to, and provide ordinary course communications regarding this Agreement and the transactions contemplated hereby, to the Debt Financing Sources Related Parties and existing or prospective general and limited partners, equity holders, members, managers, agents and investors of any affiliates of such Person, in each case, who are subject to customary confidentiality restrictions, and (ii) make public statements regarding any Acquisition Proposal that has been made public or in response to public statements of any Person recommending or encouraging shareholders of the Company not to vote in favor of the transactions contemplated by this Agreement.

Section 4.7 Directors' and Officers' Indemnification.

(a) Parent and Purchaser agree that all rights to advancement of expenses, indemnification and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any officer, director, manager, partner, governor or similar of any of the Company's Subsidiaries (each an "Indemnified Party" and collectively, the "Indemnified Parties") as provided in the Company Organizational Documents or the Subsidiary Organizational Documents as in effect on the date of this Agreement, or pursuant to any other indemnification agreements in effect on the date of this Agreement and which have been made available to Parent,  shall survive the Arrangement from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs. From and after the Effective Time, Parent and the Company shall (and Parent shall cause the Company to) indemnify, defend and hold harmless, and advance expenses to (provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), an Indemnified Party with respect to (x) all acts or omissions by them in their capacities as such at any time at or prior to the Effective Time or (y) any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities, and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to the Arrangement, this Agreement, and any transactions contemplated by this Agreement, in either case, to the fullest extent permitted by the Company Organizational Documents or the Subsidiary Organizational Documents, any other indemnification agreements in effect on the date of this Agreement or applicable Law. The Company Organizational Documents and the Subsidiary Organizational Documents shall, for a period of six years following the Effective Time,  contain, and Parent shall cause the Company Organizational Documents and the Subsidiary Organizational Documents to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of each Indemnified Party than are set forth in the Company Organizational Documents and the Subsidiary Organizational Documents as in effect on the date of this Agreement.

(b) Parent shall either (i) cause to be maintained in effect, for a period of six years after the Effective Time, the directors' and officers' liability insurance policy of the Company and the Company Subsidiaries that is in effect at the date of this Agreement (the "D&O Insurance") covering acts or omissions at or prior to the Effective Time with respect to those Persons who are covered by the D&O Insurance as of the Effective Time, or (ii) obtain a prepaid (or "tail") directors' and officers' liability insurance policy of the Company and the Company Subsidiaries covering acts or omissions occurring at or prior to the Effective Time for a period of six years after the Effective Time, with respect to those Persons who are covered by the D&O Insurance as of the Effective Time on terms with respect to such coverage and amounts no less favorable to such indemnified Persons than those of the D&O Insurance; provided that: (A) Parent may substitute one or more policies of a reputable and financially sound insurance company for the D&O Insurance, so long as such substitute policies have at least the same coverage and amounts and contain terms and conditions which are no less advantageous to the Persons currently covered by the D&O Insurance; (B) Parent shall not be required to pay any annual premium for the D&O Insurance or any substitutes with respect thereto in excess of 250% of the amount paid by the Company for coverage for the period of 12 months most recently commenced prior to the date of this Agreement (the "Maximum Amount"); and (C) if the premium for the D&O Insurance or any substitutes therefor exceeds such amount, Parent shall purchase a substitute policy with the greatest coverage available for a cost not exceeding the Maximum Amount.

(c) If Parent or the Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation, amalgamation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Company, as the case may be, shall assume the obligations set forth in this Section 4.7.

(d) The obligations of Parent, Purchaser and the Company under this Section 4.7 shall survive the consummation of the Arrangement and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 4.7 applies without the written consent of such affected Indemnified Party.

(e) The provisions of this Section 4.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of the Company and Company Subsidiaries by Law, charter, articles or similar organizational document (including the Company Organizational Documents and the Subsidiary Organizational Documents), statute, bylaw or agreement.

Section 4.8 Continuing Employees; 401(k) Plan.

(a) From the Effective Time until the first anniversary of the Effective Date (or until the applicable Continuing Employee's employment is terminated, if earlier), Parent shall provide or cause its Subsidiaries to provide to individuals who are U.S. employees of the Company or any Company Subsidiary immediately prior to the Effective Time and who continue employment with Parent or any Subsidiary of Parent following the Effective Time (including, upon their return to active employment, employees who are not actively at work on account of illness, disability, workers' compensation or leave of absence) (each, a "Continuing Employee") with a salary or hourly wage rate that is at least as much as provided to such Continuing Employee immediately prior to the Effective Time.

(b) From the Effective Time to December 31, 2026 (or until the applicable Continuing Employee's employment is terminated, if earlier), Parent shall provide or cause its Subsidiaries to provide to Continuing Employees: (i) the same short-term (annual or more frequent) bonus or commission opportunity provided to such Continuing Employee immediately prior to the Effective Time and (ii) other compensation and benefits that are no less favorable in the aggregate as those provided to such Continuing Employee under the compensation and benefit plans, programs, policies, agreements and arrangements of the Company or any of the Company Subsidiaries in effect immediately prior to the Effective Time.

(c) If requested by Parent in writing at least 10 Business Days prior to the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause the SunOpta Foods Inc. 401(k) Plan (the "Company 401(k) Plan") to be terminated effective immediately prior to, but contingent upon the occurrence of, the Effective Time.  In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent) no later than the day immediately preceding the Effective Time.

(d) (i) Parent shall administer the Company's 2026 Short Term Incentive Plan in accordance with Section 4.8(d) of the Disclosure Letter, and (ii) at least three Business Days before the Effective Time, Parent shall, or shall cause a Subsidiary of Parent to, as applicable, make a one-time long term cash incentive award grant to each of the eligible employees listed on Section 4.8(d) of the Disclosure Letter, with each such award to be effective as of the Effective Time, with a target amount equal to the amount set forth opposite such individual's name, subject to the terms and conditions (including eligibility and vesting) set forth in Section 4.8(d) of the Disclosure Letter (it being understood that such incentives are intended to constitute substitute or replacement compensation in lieu of equity or equity-based awards that would otherwise have been granted by the Company during the Interim Period).

(e) Without limiting the generality of Section 7.6, no provision of this Section 4.8, express or implied, (i) is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person (including any Continuing Employee and any dependent or beneficiary thereof) other than the Parties and their respective successors and assigns, (ii) shall constitute an amendment of, or an undertaking to amend, any Employee Benefit Plan or any employee benefit plan, program or arrangement maintained by Parent or any of its Subsidiaries, or (iii) is intended to prevent Parent or any of its Subsidiaries from amending or terminating any Employee Benefit Plan in accordance with its terms or terminating the employment of any Continuing Employee.

Section 4.9 Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such Party or its Subsidiaries from any Governmental Entity in connection with this Agreement, the Arrangement or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Arrangement or the other transactions contemplated by this Agreement.

(b) Each Party shall notify the other Parties prior to making any request of another Person for any consents in connection with the transactions contemplated by this Agreement, and shall keep the other Parties reasonably informed of the status of such consents (including providing copies of all material documentation and written correspondence in connection therewith). In connection with obtaining any such consents, promptly following Parent's request, the Company shall deliver to the applicable Person a consent request prepared by Parent (in a form reasonably acceptable to the Company). The Company shall give prompt notice to Parent of any notice or other communication received by it or any Company Subsidiary from any such Person whose consent is sought (including providing Parent with copies of all material documentation and written correspondence in connection therewith).

(c) The Company shall give prompt notice to the Purchaser, and the Purchaser shall give prompt notice to the Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that the applicable closing conditions would reasonably be expected to be incapable of being satisfied by the Outside Date or (ii) the Company fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement and shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

Section 4.10 Tax Matters.

(a) Neither the Company nor any of the Company Subsidiaries shall knowingly take any action nor knowingly enter into any transaction (other than the implementation of the transactions contemplated in this Agreement, the Plan of Arrangement or the Support Agreement and actions taken in the Ordinary Course) that could reasonably be expected to have the effect of materially reducing or eliminating the amount of the tax cost "bump" pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of the securities of any of the Company Subsidiaries and other non-depreciable capital property owned by the Company or any of the Company Subsidiaries on the date hereof, upon an amalgamation or winding up of the Company or any of the Company Subsidiaries or any of their respective successors.

(b) The Company will promptly advise the Purchaser in advance and in writing of any transaction or event that, to the knowledge of the Company, could reasonably be expected to prevent the Purchaser from obtaining the benefit of a tax cost "bump" pursuant to paragraphs 88(1)(c) and 88(1)(d) of the Tax Act in respect of any securities of any of the Company Subsidiaries and other non-depreciable capital property owned by the Company or any of the Company Subsidiaries on the date hereof, upon amalgamation or winding-up of the Company or any of the Company Subsidiaries or any of their respective successors.

(c) Without limiting the generality of Section 4.10(a), the Company acknowledges that Purchaser may, following Closing, enter into transactions designed to step up the cost base of certain non-depreciable capital property of the Company or the Company Subsidiaries for purposes of the Tax Act and agrees, subject to Section 4.2, to use commercially reasonable efforts to provide information reasonably requested by Purchaser and available to the Company in this regard on a timely basis and to assist in the obtaining of any such information in order to facilitate any such bump transactions, provided that any out-of-pocket costs, fees or expenses of the Company or any of the Company Subsidiaries associated therewith shall be at Purchaser's sole expense.

Section 4.11 Covenants Relating to Incentive Awards. The Parties acknowledge and agree that the Stock Options, Restricted Share Units and Performance Share Units shall be treated in accordance with the provisions of the Plan of Arrangement, and the Company and Company Board (or any authorized committee thereof) may adopt such resolutions or take such other actions as may be reasonably required to give effect to such treatment under the Plan of Arrangement. The Parties further acknowledge and agree that all amounts payable in respect of the Stock Options, Restricted Share Units and Performance Share Units pursuant to the Plan of Arrangement shall be paid to the applicable recipient in accordance with the Plan of Arrangement.

Section 4.12 Taxation of Stock Options. The Parties acknowledge that: (a) no deduction shall be claimed by the Company (or any Person not dealing at arm's length (for purposes of the Tax Act) with the Company) in computing its income under the Tax Act in respect of any payment made to a holder of Stock Options in consideration for the surrender of Stock Options pursuant to the Plan of Arrangement who (i) is a resident of Canada for purposes of the Tax Act or who is (or, following the grant of such Stock Options, was) employed and liable to income Tax in Canada, and (ii) would, if the election and other actions contemplated by this Section 4.12 were made or taken (as the case may be), be entitled to a deduction pursuant to paragraph 110(1)(d) of the Tax Act in respect of such payment; and (b) Purchaser shall cause the Company to (i) where applicable, make and timely file an election pursuant to subsection 110(1.1) of the Tax Act in respect of each such payment, and (ii) provide evidence in writing of such election to each such holder of Stock Options.

Section 4.13 Filings. The Parties will cooperate reasonably and in good faith to determine whether the transactions set out in this Agreement and any related transactions are required to be reported to any applicable taxing authority pursuant to section 237.3 or 237.4 of the Tax Act or sections 1079.8.5 to 1079.8.6.4 of the Taxation Act (Québec) (or any provisions of similar effect) and, if so, the Parties shall cooperate to make such reporting in a comprehensive and timely manner, in the form required by such Law.

Section 4.14 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of Nasdaq and the TSX, as applicable, to enable the delisting by the Company of the Common Shares from Nasdaq and TSX, the deregistration of the Common Shares under the Exchange Act and the cessation of the Company as a reporting issuer under Canadian Securities Laws as promptly as practicable after the Effective Time.

Section 4.15 Defense of Actions. From and after the date hereof until the earlier of the valid termination of this Agreement in accordance with Section 6.1 and the Effective Time, the Company shall promptly provide written notice to Parent (including copies of all pleadings) and give Parent the opportunity to participate reasonably in advance in the defense, settlement or resolution of, any claim, demand or other litigation or proceedings made or commenced by any Person (other than any of the parties or their respective affiliates), including those related to any stockholder litigation, against the Company or any Company Subsidiary, any of their respective directors or officers or otherwise relating to any of the transactions contemplated hereby ("Transaction Litigation"). The Company shall keep Parent reasonably informed and promptly provide any material updates regarding any such Transaction Litigation. The Company shall consult with Parent reasonably in advance regarding any strategies or significant decisions with respect to the defense, compromise, resolution or settlement of any such Transaction Litigation, and shall consider in good faith Parent's (and its legal counsel's) views, comments and suggestions with respect to any such strategy or decision relating to any Transaction Litigation. The Company shall not settle, compromise or resolve (or offer to settle, compromise or resolve), or make any significant decision (including the filing of any "mooting disclosures") in furtherance of the settlement, compromise or resolution of, any Transaction Litigation without Parent's prior written consent (which shall not be unreasonably withheld, conditioned or delayed). For purposes of this Section 4.15, "participate" means that the Company will keep Parent apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that doing so would not result in a waiver of attorney-client privilege between the Company and its outside counsel, as determined in good faith by the Company's outside counsel) reasonably in advance of making any significant decisions regarding the proposed strategy, and Parent may offer comments or suggestions with respect to such Transaction Litigation, which the Company shall consider in good faith, but will not be afforded any decision-making power or other authority over such Transaction Litigation, except as set forth in the immediately preceding sentence.

Section 4.16 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required or reasonably necessary or advisable to cause any dispositions of Common Shares or other equity securities in connection with the transactions contemplated by this Agreement (including derivative securities of such shares) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 4.17 Product Recalls. Without limiting anything set forth in Section 4.1, to the extent permitted by Law, the Company shall promptly inform Parent in writing if one or more Company Product(s) should be subject to recall, correction or withdrawal from distribution and the Company shall provide Parent with information as Parent may reasonably request and consult with Parent concerning such recall, correction or withdrawal prior to taking any corrective actions.

Section 4.18 Financing.

(a) Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Debt Financing on or prior to the Closing on the terms and conditions (including the "market flex" provisions) described in the Debt Commitment Letter (or, other than with respect to amount and conditionality, on terms that are otherwise acceptable to Purchaser and the providers of the Debt Financing in their sole discretion), including using reasonable best efforts to (i) maintain in effect the Debt Commitment Letter until the consummation of the transactions contemplated by this Agreement (including the Closing), (ii) satisfy on a timely basis (taking into account the expected timing of the Closing in accordance with this Agreement) all of the conditions to funding of the Debt Financing that are within its control, (iii) enter into definitive written agreements no later than the date of the Closing with respect to the Debt Financing on terms and conditions contained in the Debt Commitment Letter, (iv)  obtain the proceeds of the Debt Financing no later than at the Closing, and (v) enforce Purchaser's rights under or with respect to the Debt Commitment Letter.

(b) Without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Purchaser shall not permit any amendment or modification to be made to, or any waiver (including any waiver of any remedy) under, and shall not terminate in whole or in part, the Debt Commitment Letter if such termination, amendment, modification or waiver would (i) reduce the aggregate amount of the Debt Financing, when taken together with the Available Revolving Commitments and other funds available to Parent and Purchaser on the Effective Date, below the amount necessary to satisfy the Required Amount (including by changing the amount of fees, expenses, premiums or charges to be paid in respect of the Debt Financing or original issue discount in respect of the Debt Financing), (ii) impose new or additional conditions precedent to the availability of the Debt Financing or otherwise expand or adversely amend or modify any of the conditions precedent to the availability of the Debt Financing in a manner that would reasonably be expected to materially delay or prevent the Closing, or (iii) otherwise would reasonably be expected to (A) materially delay or prevent the Closing or (B) adversely impact the ability of Purchaser to enforce its rights against any other party to the Debt Commitment Letter (the limitations set forth in this sentence, the "Prohibited Debt Financing Amendments"); provided that, Purchaser may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, managers, agents or other entities who had not executed the Debt Commitment Letter as of the date of this Agreement, to reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto in connection therewith or to give effect to any "market flex" provisions in the fee letter referred to in Section 3.7(a). Purchaser shall make available to the Company any material amendments, modifications or waivers to the Debt Commitment Letter and related fee letter(s) promptly following the execution of the same. Without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), neither Parent nor any of its Subsidiaries shall terminate any revolving credit commitments that are necessary to satisfy the Required Amount.

(c) Upon the reasonable request of the Company, Purchaser shall keep the Company reasonably informed of the status of its efforts to obtain the Debt Financing. Purchaser shall give the Company prompt written notice of (i) any material breach or default or termination or cancellation or repudiation by any party to any of the Debt Commitment Letter or definitive documents related to the Debt Financing of which Purchaser becomes aware, (ii) the receipt of any written notice from any financing source with respect to any (A) actual or threatened (in writing) material breach or default or termination or repudiation by any party to any of the Debt Commitment Letter or any definitive document related to the Debt Financing of any material provisions of the Debt Commitment Letter or any definitive document related to the Debt Financing or (B) material dispute or disagreement between or among any parties to any of the Debt Commitment Letter or any definitive document related to the Debt Financing of which Purchaser becomes aware, in each case, that would reasonably be expected to prevent or materially delay the funding of the Debt Financing or reduce the Debt Financing, when taken together with the Available Revolving Commitments and other funds available to Parent and Purchaser on the Effective Date, below the amount necessary to satisfy the Required Amount and (iii) the receipt of any written notice on the basis of which Purchaser expects that a party to the Debt Commitment Letter will fail to fund the Debt Financing or is reducing (or attempting to reduce) the amount of the Debt Financing, when taken together with the Available Revolving Commitments and other funds available to Parent and Purchaser on the Effective Date, below the amount necessary to satisfy the Required Amount. Purchaser shall promptly provide any information reasonably requested by the Company in writing relating to any circumstance referred to in the immediately preceding sentence.

(d) If any portion of the Debt Financing necessary to satisfy the Required Amount (after taking into consideration the portion of the Debt Financing that is and remains available and the Available Revolving Commitments and other funds expected to be available to Parent or Purchaser on the Effective Date) becomes unavailable on the terms and conditions (including any applicable "market flex" provisions) contemplated by the Debt Commitment Letter, Purchaser shall, as promptly as reasonably practicable following the occurrence of such event, use its reasonable best efforts to obtain in replacement thereof, and negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative sources (such financing, the "Alternative Financing") (i) in an amount sufficient to satisfy the Required Amount (after taking into consideration the portion of the Debt Financing that is and remains available and the Available Revolving Commitments and other funds expected to be available to Parent or Purchaser on the Effective Date), (ii) with terms and conditions (including "market flex" provisions), taken as a whole, not less favorable to Purchaser (or its affiliates) than the terms and conditions (including the "market flex" provisions) set forth in the Debt Commitment Letter (provided that, in no case shall Purchaser be required to pay any fees or agree to pay any interest rate amounts or original issue discounts, in either case, in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (including the "market flex" provisions)), (iii) which do not impose new or additional conditions precedent or materially expand upon the conditions precedent to the Debt Financing set forth in the Debt Commitment Letter and (iv) which would not reasonably be expected to materially delay or prevent the funding of the Debt Financing (or the satisfaction of the conditions to the Debt Financing) on the Effective Date. Purchaser shall deliver to the Company true, complete and correct copies of the new executed commitment letter (including all related exhibits, schedules, annexes, supplements and terms sheets thereto, and including any related fee letter) that provides for such Alternative Financing (which fee letters may be redacted in a manner consistent with the redactions permitted by Section 3.7(a)) and any replacements, amendments, supplements or other modifications or agreements pursuant to which such Alternative Financing shall be made available to Purchaser promptly following the execution of such debt commitment letters and fee letters. For purposes of this Agreement (other than with respect to representations in this Agreement made by Purchaser as of the date of this Agreement), references to (x) the "Debt Financing" shall include any such Alternative Financing and (y) the "Debt Commitment Letter" shall include such documents with respect to any such Alternative Financing.

(e) Nothing contained in this Section 4.18 will require, and in no event will the reasonable best efforts of Purchaser under Section 4.18 be deemed or construed to require, Purchaser to (i) share any information with the Company if doing so would waive attorney client or other similar legal privilege (provided that Purchaser shall use commercially reasonable efforts to provide such information in a manner that would not jeopardize such privilege) or (ii) seek any equity financing from any source.

Section 4.19 Financing Assistance.

(a) The Company shall provide, and shall cause the Company Subsidiaries to provide, and shall use reasonable best efforts to cause its and their respective Representatives to provide, such customary cooperation in connection with the arrangement or consummation of the Debt Financing as may be reasonably requested by Purchaser upon reasonable advance notice, at Purchaser's sole cost and expense. Without limiting the generality of the foregoing, such cooperation shall include reasonable best efforts with respect to:

(i) making available to Purchaser, its Representatives and the Debt Financing Sources (x) the Required Financial Information and (y) such financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested by Purchaser, its Representatives or the Debt Financing Sources, including such information as is necessary to allow Purchaser, its Representatives and the Debt Financing Sources to prepare pro forma financial statements; provided that it is understood and agreed that the delivery of the Required Financing Information pursuant to this subclause (a)(i) shall not be subject to any "reasonable best efforts" qualifier contained in this clause (a);

(ii) reasonably cooperating with the due diligence of any Debt Financing Source;

(iii) assisting with the preparation of lender and investor presentations, rating agency presentations, bank information memoranda, marketing materials, offering documents and prospectuses and other similar documents and materials in connection with the Debt Financing and causing management and Representatives of the Company and the Company Subsidiaries (with appropriate seniority and expertise) to participate in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions (in each case, including via video conference) with providers or potential providers of the Debt Financing and ratings agencies and other customary syndication activities and otherwise assisting in the marketing efforts of Purchaser and the Debt Financing Sources to the extent such information is related to the Company and the Company Subsidiaries and customarily needed for financings of the type contemplated by and required in order to consummate the Debt Financing;

(iv) delivering, at least four Business Days prior to Closing, all documentation and other information as is reasonably requested by Purchaser, its advisors and the Debt Financing Sources with respect to applicable "know your customer" and anti-money laundering rules and regulations, including the USA PATRIOT Act, and a beneficial ownership certificate for any entity that qualifies as a "legal entity customer" under the beneficial ownership regulation (31 C.F.R. § 1010.230), in each case, to the extent requested by Purchaser in writing at least eight Business Days prior to the Effective Date; provided that it is understood and agreed that the delivery of such documentation and other information pursuant to this subclause (a)(iv) shall not be subject to any "reasonable best efforts" qualifier contained in this clause (a);

(v) assisting with Purchaser's preparation and, if applicable, execution of definitive written financing documentation and the schedules and exhibits thereto (including loan agreements, guarantees, collateral agreements, hedging arrangements, customary officer's certificates and corporate resolutions, as applicable) as may reasonably be requested by Purchaser and subject to the occurrence of the Closing;

(vi) providing executed customary authorization letters to the Debt Financing Sources, authorizing the distribution of information materials to prospective lenders or investors and containing representations to the Debt Financing Sources that the public-side versions of such materials do not include material non-public information regarding the Company and the Company Subsidiaries or their respective securities and as to the accuracy of the information contained in such materials with respect to the Company and the Company Subsidiaries; provided that it is understood and agreed that the delivery of such executed authorization letters pursuant to this subclause (a)(vi) shall not be subject to any "reasonable best efforts" qualifier contained in this clause (a); and

(vii) facilitating the pledging of, the granting of security interests in and obtaining perfection of any liens on collateral of the Company and the Company Subsidiaries (including for the avoidance of doubt, providing stock certificates and stock powers with respect to outstanding certificated shares of the Company Subsidiaries), in each case, to the extent required under the Debt Financing and effective no earlier than the Closing;

provided, however, that nothing in this Section 4.19 will require any such cooperation to the extent that it would (A) require the Company or any of its affiliates to pay any fees or reimburse any expenses prior to the Closing for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent and Purchaser in a manner satisfactory to the Company, (B) require the Company or the Company's Subsidiaries to give or agree to give to any other Person any indemnities in connection with the Debt Financing, except that are only effective after the Closing, (C) provide in connection with the Debt Financing any information the disclosure of which is prohibited or restricted under applicable Law or any material Contract in effect as of the date hereof (to the extent not entered into in contemplation of this Section 4.19) or is legally privileged (provided, that the Company shall use its commercially reasonable efforts to provide such cooperation in a manner that would not be prohibited or restricted under applicable Law or any Contract or jeopardize such privilege), (D) take any action which would result in the Company or any of its affiliates incurring any liability or obligation with respect to matters relating to the Debt Financing (except in the case of the Company and the Company Subsidiaries, which are only effective after the Closing) or cause any director, officer or employee of the Company or any of its affiliates or Representatives to incur any personal liability in connection with the Debt Financing, (E) cause any representation, warranty or covenant in this Agreement to be breached by the Company or any of the Company Subsidiaries or could cause any condition to the Closing to fail to be satisfied, (F) conflict with, result in any violation or breach of, or default (with or without notice, lapse of time, or both), or would reasonably be expected to result in a violation or breach of, or default (with or without notice, lapse of time, or both), under the Company Organizational Documents or the Subsidiary Organizational Documents as in effect as of the date hereof, (G) deliver any legal opinion or provide access to or disclose information that is not maintained by or otherwise reasonably available to the Company or any of the Company Subsidiaries or that the Company or any of the Company Subsidiaries reasonably determines could reasonably be expected to jeopardize any attorney-client privilege of, or conflict with any confidentiality obligations binding on, the Company or any of the Company Subsidiaries (provided, that the Company shall use its reasonable best efforts to provide such cooperation in a manner that would not jeopardize such privilege or conflict with such obligations), (H) provide (I) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (II) any description of all or any component of the Debt Financing (including any such description to be included in any liquidity or capital resources disclosure or any "description of notes") or (III) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing (which items (I) through (III) shall be the sole responsibility of Purchaser) or (I) unreasonably interfere with the ongoing business operations of the Company and the Company Subsidiaries.  Notwithstanding the foregoing, (1) neither the Company, the Company Subsidiaries nor their respective officers or employees shall be required to execute or enter into any agreement with respect to the Debt Financing (other than (x) those officers or employees continuing in such roles after the Closing, and solely with respect to agreements contingent upon the Closing and that would not be effective prior to the Closing and (y) the customary authorization letters referred to above included in any marketing materials for the Debt Financing), and (2) no directors (or equivalent governing body) of the Company or the Company Subsidiaries shall be required to approve, adopt, execute or enter into or perform any agreement with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing (other than those directors continuing in such roles after the Closing, and solely with respect to agreements contingent upon the Closing and that would not be effective prior to the Closing).

(b) The Company hereby consents to the use of the logos of the Company and the Company Subsidiaries in connection with the Debt Financing; provided that, such logos shall be used solely in a manner that is not intended to and not reasonably likely to harm, disparage or otherwise adversely affect the Company or the Company Subsidiaries or their reputation or goodwill.

(c) Upon the earlier of the Closing or the termination of this Agreement in accordance with its terms, Purchaser shall promptly reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys' fees) incurred by such Persons in connection with any cooperation contemplated by this Section 4.19 (other than any costs or expenses that would have been incurred by the Company or the Company Subsidiaries in ordinary course of business regardless of the transactions contemplated hereby (including the preparation and/or delivery of financial information customarily prepared by the Company and the Company Subsidiaries)).

(d) Parent and Purchaser shall, jointly and severally, indemnify and hold harmless the Company and the Company Subsidiaries and their respective Representatives from and against any and all liabilities suffered or incurred by any of them in connection with any cooperation contemplated by this Section 4.19, in each case, other than as a result of (i) information provided by or on behalf of such Persons or Representatives in connection with the Debt Financing that is determined to be materially false or misleading, (ii) fraud, bad faith, gross negligence or willful misconduct by or on behalf of such Person or its Representative or (iii) a material breach of this Section 4.19 by the Company or the Company Subsidiaries.

(e) All non-public or otherwise confidential information provided by the Company or any of its affiliates or any of its or their respective Representatives pursuant to this Section 4.19 shall be kept confidential in accordance with the Confidentiality Agreement.

(f) Notwithstanding anything herein to the contrary, it is understood and agreed that a breach of this Section 4.19 shall not be considered for purposes of the satisfaction of the condition precedent set forth in Section 5.2(b) unless (x) Purchaser has notified the Company of such breach in writing in good faith, detailing in good faith reasonable steps that the Company could take to comply with this Section 4.19 in order to cure such breach, (y) the Company has not taken such steps or otherwise cured such breach within a reasonably timely manner and (z) the Debt Financing has not been obtained on or prior to the Closing.

(g) Notwithstanding anything herein to the contrary, Parent and Purchaser hereby acknowledge and agree that obtaining the Debt Financing is not a condition to the Closing or to Parent's or Purchaser's obligations, covenants or agreements under this Agreement, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of Parent or Purchaser.

Section 4.20 Treatment of Existing Indebtedness. The Company shall (and shall cause the Company Subsidiaries to) deliver to Purchaser prior to the Effective Date (and shall use commercially reasonable efforts to deliver to Purchaser at least three Business Days prior to the Effective Date) (i) a Payoff Letter for the Existing Credit Facility and (ii) all customary lien release documentation relating to the repayment, prepayment, redemption, discharge or termination of all obligations under the Existing Credit Facility and the release of all related pledges, security interests and guarantees with respect thereto (including any mortgage releases and termination statements on Form UCC-3 or other releases). The Company shall (and shall cause the Company Subsidiaries to) provide all cooperation reasonably requested by Purchaser in connection with the treatment of any existing letters of credit (including the replacement, backstop or cash collateralization thereof).

ARTICLE V
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS

Section 5.1 Conditions to Each Party's Obligations to Effect the Transactions. The respective obligations of each Party to consummate the Arrangement are subject to the satisfaction at or prior to the Effective Date of each of the following conditions, any or all of which may be waived in whole or in part by the Party or Parties being benefited thereby (which waiver shall be in such Party's sole discretion), to the extent permitted by applicable Law:

(a) Company Shareholder Approval. The Company shall have obtained the Company Shareholder Approval.

(b) No Injunctions, Orders or Restraints; Illegality. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect that has the effect of making the Arrangement or consummation of transactions contemplated by this Agreement illegal or that otherwise restricts, prevents or prohibits the consummation.

(c) Interim Order; Final Order. The Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement and in form and substance acceptable to each of Parent and the Company, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either Parent or the Company, each acting reasonably, on appeal or otherwise.

(d) HSR Act; Other Antitrust Laws. (i) The waiting period applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act (or any extension thereof) shall have expired or been terminated, and (ii) all waiting periods (and any extensions thereof) pursuant to any Antitrust Laws in the jurisdictions listed in Section 4.3(a) of the Disclosure Letter that are required to be terminated or expired prior to the Closing shall have terminated or expired, and all approvals or clearances pursuant to any Antitrust Laws in the jurisdictions listed in Section 4.3(a) of the Disclosure Letter required to be obtained prior to the Closing shall have been obtained, or be deemed to have been obtained.

Section 5.2 Conditions to the Obligations of Parent and Purchaser. The obligations of Parent and Purchaser to effect the Arrangement are further subject to the satisfaction of the following conditions, any one or more of which may be waived in whole or in part by Parent (to the extent permissible under applicable Law) at or prior to the Effective Date:

(a) Representations and Warranties. (i) Except for the representations and warranties referred to in clause (ii) below, each of the representations and warranties of the Company contained in this Agreement shall be true and correct (determined without regard to any qualification by any of the terms "material" or "Material Adverse Effect" therein) as of the date hereof and as of the Effective Date as though made on and as of the Effective Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date, without regard to any such qualifications therein), except where the failure of such representations and warranties to be true and correct has not had, or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (ii) the representations and warranties of the Company contained in Section 2.1(a) (Organization and Qualification), Section 2.2(a), Section 2.2(b), Section 2.2(c), Section 2.2(d), Section 2.2(e)(i), Section 2.2(f), Section 2.2(g), Section 2.2(h), and Section 2.2(i) (Capitalization), Section 2.3 (Authority), Section 2.4(a)(i) (No Conflicts of Organizational Documents), Section 2.7(b) (No Material Adverse Effect), Section 2.20 (Fairness Opinions) and Section 2.24 (Brokers) shall be true and correct other than in de minimis respects as of the date hereof and as of the Effective Date as though made on and as of the Effective Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all material respects at and as of such date). Parent shall have received a certificate signed on behalf of the Company, dated as of the Effective Date, to the foregoing effect.

(b) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Effective Date. Parent shall have received a certificate signed on behalf of the Company, dated as of the Effective Date, to the foregoing effect.

(c) Absence of Material Adverse Change. From the date of this Agreement through the Effective Date, there shall not have occurred a Material Adverse Effect.

(d) Dissent Rights. Dissent Rights have not been validly exercised, and not withdrawn or deemed to have been withdrawn, with respect to more than 5% of the issued and outstanding Common Shares.

Section 5.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Arrangement are further subject to the satisfaction of the following conditions, any one or more of which may be waived in whole or in part by the Company (to the extent permissible under applicable Law) at or prior to the Effective Date:

(a) Representations and Warranties. (i) Except for the representations and warranties referred to in clause (ii) below, each of the representations and warranties of Parent and Purchaser contained in this Agreement shall be true and correct (determined without regard to any qualification by any of the terms "material" or other similar qualifications therein) as of the date hereof and as of the Effective Date as though made on and as of the Effective Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct at and as of such date, without regard to any such qualifications therein), except where the failure of such representations and warranties to be true and correct has not prevented, materially impeded or materially delayed, or would not, individually or in the aggregate, reasonably be expected to prevent, materially impede or materially delay the ability of Parent or Purchaser to consummate the transactions contemplated hereby and (ii) each of the representations and warranties of Parent and Purchaser contained in Section 3.1 (Organization), Section 3.2 (Authority) and Section 3.3(a)(i) (No Conflicts of Organizational Documents) shall be true and correct in all material respects as of the date hereof and as of the Effective Date as though made on and as of the Effective Date (except to the extent a representation or warranty is made as of a specific date, in which case such representation or warranty shall be true and correct in all material respects at and as of such date). The Company shall have received a certificate signed on behalf of Parent and Purchaser, dated as of the Effective Date, to the foregoing effect.

(b) Performance and Obligations of Parent and Purchaser. Parent and Purchaser shall have performed or complied in all material respects with all obligations, agreements and covenants required by this Agreement to be performed by it or complied with on or prior to the Effective Date. The Company shall have received a certificate signed on behalf of Parent and Purchaser, dated as of the Effective Date, to the foregoing effect.

Section 5.4 Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating the Arrangement or the other transactions contemplated hereby or terminating this Agreement and abandoning the Arrangement, on the failure of any condition set forth in this Article V to be satisfied if such failure was caused by such Party's failure to act in good faith or, except as expressly permitted by this Agreement, to use commercially reasonable efforts to consummate the Arrangement and the other transactions contemplated hereby.

ARTICLE VI
TERMINATION

Section 6.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Date, whether before or after the receipt of the Company Shareholder Approval:

(a) by the mutual written consent of Parent and the Company; or

(b) by either of the Company, on the one hand, or Parent, on the other hand, by written notice to the other, if:

(i) any Governmental Entity of competent authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Arrangement substantially on the terms contemplated by this Agreement and such Order or other action shall have become final and non-appealable; provided that, the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to a Party if the issuance of such final, non-appealable Order or taking of such other action was primarily due to the failure of the Company, in the case of termination by the Company, or Parent or Purchaser, in the case of termination by Parent, to perform any of its obligations under this Agreement; or

(ii) the Arrangement shall not have been consummated on or before 5:00 p.m. Eastern Time on the date that is nine months after the date hereof (as such date may be extended pursuant to the immediately succeeding proviso, the "Outside Date"); provided however, that if, on such date, the conditions set forth in Section 5.1(b) (to the extent related to Section 5.1(d)) or Section 5.1(d) shall not have been satisfied but all other conditions set forth in Article V have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Effective Time, but provided that, such conditions shall then be capable of being satisfied if the Effective Time were to take place on such date), then the Outside Date shall be automatically extended to the date that is 12 months after the date hereof and such date shall become the Outside Date for purposes of this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 6.1(b)(ii) shall not be available to the Company, if the Company, or to Parent, if Parent or Purchaser, shall have breached its obligations under this Agreement in any manner that shall have caused or resulted in the failure to consummate the Arrangement on or before such date; or

(iii) the Company Shareholder Approval shall not have been obtained as required by the Interim Order at a duly held Shareholder Meeting or any adjournment or postponement thereof at which the Arrangement Resolution is voted upon; provided that, the right to terminate this Agreement pursuant to this Section 6.1(b)(iii) shall not be available to a Party if the failure to obtain the Company Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or obligations under this Agreement; or

(c) by written notice from the Company to Parent, if:

(i) prior to obtaining the Company Shareholder Approval in accordance with this Agreement and applicable Law, the Company Board effects an Adverse Recommendation Change in accordance with Section 4.4 in connection with a Superior Proposal (which did not result, directly or indirectly, from a material breach of Section 4.4) and the Company Board has approved such Superior Proposal in accordance with this Agreement, and concurrently with the termination hereunder, the Company enters into, a definitive agreement providing for the implementation of a Superior Proposal, provided that, such termination shall not be effective until the Company has paid the Termination Fee in accordance with Section 6.3(b); or

(ii) Parent or Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Section 5.3(a) or Section 5.3(b) becomes incapable of being satisfied by the earlier of (A) the date that is 30 calendar days following the Company's delivery of written notice to Parent of such breach, or (B) the Outside Date (it being understood that the Company may not exercise its termination right pursuant to this Section 6.1(c)(ii) if such breach has been cured by Parent or Purchaser prior to the earlier of the deadlines set forth in clauses (A) and (B)), provided that, the Company is not then in breach of this Agreement so as to cause any condition in Section 5.2(a) or Section 5.2(b) to be incapable of being satisfied; or

(d) by written notice from Parent to the Company, if:

(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Section 5.2(a) or Section 5.2(b) becomes incapable of being satisfied by the earlier of (A) the date that is 30 calendar days following Parent's delivery of written notice to the Company of such breach or (B) the Outside Date (it being understood that Parent may not exercise its termination right pursuant to this Section 6.1(d)(i) if such breach has been cured by the Company prior to the earlier of the deadlines set forth in clauses (A) and (B)), provided that, Parent or Purchaser is not then in breach of this Agreement so as to cause any condition in Section 5.3(a) or Section 5.3(b) to be incapable of being satisfied;

(ii) (A) prior to receipt of the Company Shareholder Approval, the Company Board shall have effected an Adverse Recommendation Change or (B) the Company or any Company Subsidiary enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 4.4); or

(iii) the Company breaches any of its covenants or agreements in Section 4.4 in any material respect.

Section 6.2 Effect of the Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 6.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Parties or their respective affiliates or Representatives, relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement), except (i) as expressly provided in Section 4.2(b), this Section 6.2, Section 6.3 and Article VII, (ii) the Confidentiality Agreement shall continue in full force and effect in accordance with its terms, and (iii) subject to Section 6.3(c) and Section 7.8, nothing herein shall relieve any Party from any liability for a Willful Breach by such Party of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity. The surviving liabilities described in the exception in the preceding sentence shall survive the termination of this Agreement (including damages described in Section 7.6(b)).

Section 6.3 Fees and Expenses.

(a) Except as otherwise set forth in this Agreement, whether or not the Arrangement is consummated, all expenses incurred in connection with this Agreement and the other transactions contemplated hereby shall be paid by the Party incurring such expenses.

(b) In the event that this Agreement is terminated:

(i) by Parent pursuant to Section 6.1(d)(ii) (Adverse Recommendation Change) or Section 6.1(d)(iii) (Breach of Non-Solicitation Covenant),

(ii) by the Company pursuant to Section 6.1(c)(i) (Superior Proposal), or

(iii) (A) by the Company or Parent pursuant to Section 6.1(b)(ii) (Occurrence of Outside Date) or Section 6.1(b)(iii) (Failure to Obtain Company Shareholder Approval) or by Parent pursuant to Section 6.1(d)(i) (Breach of Representations or Covenants by the Company) and (B)(x) an Acquisition Proposal shall have been received by the Company Board or any Person shall have publicly proposed or publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, in each case, prior to the date of termination of this Agreement (and, in the case of a termination pursuant to Section 6.1(b)(iii), such Acquisition Proposal or publicly proposed or announced intention shall have been made prior to the Shareholder Meeting) and (y) within 12 months after a termination referred to in this Section 6.3(b)(iii) the Company or any Company Subsidiary enters into a definitive agreement relating to, or consummates, any Acquisition Proposal, whether or not such Acquisition Proposal is the same as the Acquisition Proposal referenced in this Section 6.3(b)(iii) (provided that, for purposes of this Section 6.3(b)(iii), the references to "20%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%"), then the Company shall pay the Termination Fee to, or as directed by, Parent by wire transfer of same day funds to an account designated by Parent, (1) in the case of a payment as a result of any event referred to in Section 6.3(b)(i), within two Business Days after the date of such termination by Parent, (2) in the case of a payment as a result of any event referred to in Section 6.3(b)(ii), prior to or concurrently with such termination by the Company and (3) in the case of a payment as a result of any event referred to in Section 6.3(b)(iii), within two Business Days after the earlier of entering into a definitive agreement relating to the Acquisition Proposal referred to in clause (B)(y) of Section 6.3(b)(iii) or consummation of such Acquisition Proposal. For the avoidance of doubt, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion. "Termination Fee" means an amount equal to $41,450,000.

(c) The Parties agree that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement and that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Arrangement, which amount would otherwise be impossible to calculate with precision, and as proceeds of disposition for the rights of Parent under this Agreement. Accordingly, if the Company fails to pay in a timely manner the Termination Fee when due pursuant to this Section 6.3, and, in order to obtain the payment, the Parent commences a proceeding which results in a final and non-appealable judgment against the Company, for the payment set forth in this Section 6.3, then the Company shall pay or cause to be paid to Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys' fees) in connection with such proceeding, together with interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2% per annum.  In the event of any termination in the circumstances described in Section 6.3(b), payment of the Termination Fee pursuant to Section 6.3(b) shall be the sole and exclusive remedy of Parent, Purchaser or any of their respective affiliates against the Company, any Company Subsidiary and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or affiliates (collectively, "Company Related Parties") for any loss suffered as a result of the failure of the Arrangement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of the Termination Fee none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the other transactions contemplated hereby.

ARTICLE VII
MISCELLANEOUS

Section 7.1 Non-survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any certificate, exhibit, schedule or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants or agreements, shall survive beyond the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (including the covenants and agreements in Section 4.7, Section 4.8 and this Article VII).

Section 7.2 Entire Agreement; Assignment.

(a) This Agreement (including the exhibits, schedules and other documents delivered pursuant hereto) constitutes, together with the Confidentiality Agreement, the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof.

(b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or transferred, in whole or in part, by operation of Law (including by merger or consolidation) or otherwise by any of the Parties without the prior written consent of the other Parties; provided, however, Purchaser may, without the prior written consent of the Company, assign its rights, interests and obligations hereunder to an affiliate, provided such proposed assignee agrees to be bound by the terms of this Agreement, in which event, all references herein and therein to Purchaser, as assignor, shall be deemed references to such other affiliates, as assignee, and provided further that Purchaser will not, by reason of any such assignment or transfer, be released from its obligations under this Agreement. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 7.3 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered if delivered personally and (b) on the next Business Day if (i) sent by email (unless the sender receives an automated response indicating a failure of delivery) or (ii) sent by prepaid overnight carrier (providing proof of delivery), to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

(a) if to Parent or Purchaser:

Refresco Holding B.V.
[                    ]

[                    ]

Attention: [                    ]

Email: [                    ]

with a copy (for informational purposes only) to:

Simpson Thacher & Bartlett LLP
1000 Main Street, Suite 2900
Houston, Texas 77002
Attention: Breen Haire; Shamus Crosby; David Bumgardner

Email: breen.haire@stblaw.com; shamus.crosby@stblaw.com; david.bumgardner@stblaw.com and to:

Bennett Jones LLP

4500 Bankers Hall East

855-2nd Street S.W.

Calgary, Alberta, Canada

T2P 4K7

Attention: John Mercury; Jon Truswell; John Lawless

Email: mercuryj@bennettjones.com; truswellj@bennettjones.com; lawlessj@bennettjones.com

(b) if to the Company:

SunOpta Inc.
[                    ]
[                    ]
Attention: [                    ]
Email:  [                    ]

with a copy (for informational purposes only) to:

Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

Attention: Michael A. Stanchfield; Jonathan L.H. Nygren
E-mail: mike.stanchfield@faegredrinker.com; jon.nygren@faegredrinker.com with a copy (for informational purposes only) to:

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West

Toronto, ON M5V 3J7

Attention: Patricia Olasker; Kevin Greenspoon

Email: polasker@dwpv.com; kgreenspoon@dwpv.com

or to such other address as the Person to whom notice is given may have previously furnished to the other in writing in the manner set forth above.

Section 7.4 Governing Law and Venue; Waiver of Jury Trial.

(a) This Agreement and all disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without regard to its rules of conflict of Laws.

(b) Each of the Parties hereby (i) irrevocably submits to and agrees to be subject to the personal jurisdiction of the Ontario Superior Court of Justice (Commercial List) (the "Chosen Court"), for the purpose of any claim, action, suit or proceeding (whether based in contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement thereof, (ii) irrevocably agrees that all such claims, actions, suits or proceedings may and shall be brought before, and determined by, the Chosen Court, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iv) agrees that it will not (except for a suit on the judgment as expressly permitted by Section 7.4(d)) bring any claim, action, suit or proceeding relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Chosen Court.

(c) Each of the Parties irrevocably consents to the service of the summons and complaint and any other process in any other claim, suit, action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, in the manner provided by Section 7.3 and nothing in this Section 7.4 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

(d) Each Party agrees that a final judgment in any claim, suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(e) EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 7.4(e).

Section 7.5 Interpretation; Certain Definitions. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provision of this Agreement. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) "either" and "or" are not exclusive, "or" will have the inclusive meaning represented by the phrase "and/or" and "include," "includes" and "including" are not limiting; (b) "hereof," "hereto," "hereby," "herein" and "hereunder" and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) "date of this Agreement" or "date hereof" refers to the date set forth in the initial caption of this Agreement; (d) "extent" in the phrase "to the extent" means the degree to which a subject or other thing extends, and such phrase does not mean simply "if"; (e) the table of contents included herein is included for convenience only and shall not affect in any way the meaning or interpretation of this Agreement or any provision hereof; (f) definitions contained in this Agreement are applicable to the singular as well as the plural, and to the masculine as well as to the feminine and neuter, forms of such terms; (g) references to a contract, agreement or other instrument mean such contract, agreement or other instrument as amended or otherwise supplemented or modified from time to time; (h) references to a Person are also to its successors and permitted assigns; (i) unless stated otherwise herein, references to an "Article," "Section," "Exhibit" or "Schedule" refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (j) references to "$" or otherwise to dollar amounts refer to the lawful currency of the United States of America; (k) references to a Law include amendment thereof, any successor thereto and any rules or regulations promulgated thereunder; (l) references to "applicable Law" include all applicable statutes, administrative decisions, and rules and regulations in the relevant country, whether at the national, federal, state, provincial, regional, county, municipal, town or other regulatory level; (m) "shall" and "will" mean "must", and will have equal force and effect and express an obligation; (n) any reference to any particular Code section or any other law or regulation will be interpreted to include any revision of or successor to that section, law or regulation regardless of how it is named, numbered or classified; (o) the Exhibits and Disclosure Letter and other Schedules to this Agreement are incorporated herein for all purposes; (p) pronouns in masculine, feminine or neuter genders will be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires; (q) all references to days or months will be deemed references to calendar days or months unless otherwise expressly specified; and (r) references to accounting terms used and not otherwise defined herein have the meaning assigned to them under GAAP, to the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control. No summary of this Agreement prepared by either Party shall affect the meaning or interpretation of this Agreement. Each day shall be deemed to end at 11:59 p.m. (Toronto time) on the applicable day.

Section 7.6 Parties in Interest.

(a) This Agreement shall be binding upon and, subject to Section 7.6(b), inure solely to the benefit of each Party and its successors and permitted assigns.

(b) Nothing contained in this Agreement, express or implied, is intended to or shall confer on any Person, other than the Parties, any right, benefit or remedy of any nature whatsoever, including the right to rely upon the representations and warranties set forth herein (which representations and warranties are the product of negotiations among the Parties and, except as set forth herein, are for the sole benefit of the Parties, and may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties), other than (i) as specifically provided in Section 2.21, Section 4.7, Section 4.12, Section 4.19(d), this Section 7.6(b), Section 7.12(a) and Section 7.13, which shall survive the consummation of the Arrangement and are intended to be for the benefit of, and shall be enforceable by, each Person referred to therein and his or her heirs, executors, administrators and legal representatives and shall be binding on Parent, Purchaser and the Company and their respective successors and assigns, and for such purpose, the Parties acknowledge that the Company is acting as trustee of, and holding the entitlements and benefits of the Persons referred to therein in trust for, such Persons, as applicable, and the Company confirms such appointment, (ii) as specifically provided in Section 3.13 and Section 7.12(b), which shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, each Person referred to therein and shall be binding on Parent, Purchaser and the Company and their respective successors and assigns, and for such purpose, the Parties acknowledge that each of Parent and Purchaser is acting as trustee of, and holding the entitlements and benefits of the Persons referred to therein in trust for, such Persons, as applicable, and each of Parent and Purchaser confirms such appointment and (iii) after the Effective Time, the rights of the Company Shareholders, Preferred Shareholders and holders of Stock Options, Restricted Share Units and Performance Share Units to receive the amount payable in respect thereof pursuant to the Arrangement. To the extent required by applicable Law to give effect to clause (iii), each of Parent and Purchaser agrees that all of its covenants, representations and warranties are in favour of the Company in its own right and as trustee for the Company Shareholders and Preferred Shareholders, but without any fiduciary obligations on the Company in relation thereto. The Parties reserve their right to vary or rescind at any time prior to the Effective Time and in any way whatsoever, the rights, if any, granted by or under this Agreement to any Person that is not a Party, without notice to or consent of such Person.

Section 7.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any court of competent jurisdiction, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 7.8 Specific Performance.

(a) The Parties agree that irreparable harm, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that any Party does not perform any of the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Arrangement and the other transactions contemplated by this Agreement) in accordance with the Agreement's specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that either Parent or the Company, as applicable, shall be entitled to an injunction, specific performance or other equitable relief to prevent or remedy a breach of this Agreement by the other Parties and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which Parent or the Company is entitled at Law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance, or other equitable relief on the basis that any Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. No Party shall be required to provide any bond or other security in connection with its seeking, or being granted an order for, an injunction or injunctions to prevent a breach or breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement. Each Party agrees not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(b) The Parties further agree (i) the seeking of remedies pursuant to Section 7.8(a) shall not in any respect constitute a waiver by any Party of its right to seek any other form of relief that may be available to it under this Agreement, including under Section 6.3, in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 7.8(a) are not available or otherwise not granted, and (ii) nothing set forth in this Agreement shall require any Party to institute any proceeding for (or limit such Party's right to institute any proceeding for) specific performance under this Section 7.8 prior to or as a condition to exercising any termination right under Article VI (and pursuing damages after such termination, subject to Section 6.3(b)), nor shall the commencement of any legal proceeding by any Party seeking remedies pursuant to Section 7.8(a) or anything set forth in this Section 7.8 restrict or limit such Party's right to terminate this Agreement in accordance with the terms of Article VI or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 7.9 Amendment. This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Shareholder Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders, and any such amendment may, subject to the Interim Order and Final Order and applicable Law, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) modify any of the covenants contained herein or modify performance of any of the obligations of the Parties; or

(d) modify any conditions precedent contained herein,

provided that no such amendment reduces or adversely affects the consideration to be received by a Company Shareholder without approval by the affected Company Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. Notwithstanding the foregoing, the Plan of Arrangement may be amended in accordance with Section 5.1 of the Plan of Arrangement.

Section 7.10 Extension; Waiver. At any time prior to the Closing, each Party may (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any breaches or inaccuracies in the representations and warranties of the other Parties contained herein or in any document, certificate or writing delivered pursuant hereto, or (iii) subject to Section 7.9, waive compliance by the other Parties with any of the agreements or conditions contained herein. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 7.11 Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall be considered one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic delivery in .pdf format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 7.12 Non-Recourse. Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against Persons that are expressly named as Parties, and then only with respect to the specific obligations set forth herein. Without limiting the foregoing:

(a) no former, current or future direct or indirect equity holders, controlling Persons, shareholders, Representatives, affiliates, directors, officers, members, managers, general or limited partners or assignees of the Company or any of its affiliates shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company under this Agreement or for any action, suit, arbitration, claim, litigation, investigation, or proceeding arising under, out of, in connection with, or related in any manner to the Agreement or the transactions contemplated by this Agreement (including the breach, termination or failure to consummate such transactions contemplated by this Agreement), in each case whether based on Contract, tort, strict liability, other Laws or otherwise and whether by piercing the corporate veil or any other theory or doctrine, including alter ego or otherwise, by a claim by or on behalf of Parent, Purchaser or another Person or otherwise; and

(b) no former, current or future direct or indirect equity holders, controlling Persons, shareholders, Representatives, affiliates, directors, officers, members, managers, general or limited partners or assignees of Parent or Purchaser or any of their respective affiliates shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of Parent or Purchaser under this Agreement or for any action, suit, arbitration, claim, litigation, investigation, or proceeding arising under, out of, in connection with, or related in any manner to the Agreement, the transactions contemplated by this Agreement (including the breach, termination or failure to consummate such transactions contemplated by this Agreement), in each case whether based on Contract, tort, strict liability, other Laws or otherwise and whether by piercing the corporate veil or any other theory or doctrine, including alter ego or otherwise, by a claim by or on behalf of the Company or another Person or otherwise.

Section 7.13 Legal Representation. In any dispute, suit, claim, action, arbitration, or proceeding arising under or in connection with this Agreement, the Company and each member of the Company Board shall have the right, at their election, to retain the firms of Faegre Drinker Biddle & Reath LLP and Davies Ward Phillips & Vineberg LLP to represent the Company or the Company Board or any of its members in such matter, and each Party, for itself, its affiliates and its and their respective successors and assigns, hereby irrevocably waives and consents to any such representation in any such matter and the communication by such counsel to the Company or the Company Board or any of its members in connection with any such representation of any fact known to such counsel arising by reason of such counsel's prior representation of the Company or the Company Board. Each Party, for itself, its affiliates and its and their respective successors and assigns, irrevocably acknowledges and agrees that all communications between the Company or the Company Board and counsel, including Faegre Drinker Biddle & Reath LLP and Davies Ward Phillips & Vineberg LLP, made in connection with the negotiation, preparation, execution, delivery and Closing under, or any dispute or proceeding arising under or in connection with, this Agreement which, immediately prior to the Closing, would be deemed to be privileged communications of the Company or the Company Board, as applicable, and its counsel and shall continue, after the Closing, to be privileged communications between the Company or the Company Board and such counsel.

Section 7.14 Joint and Several Liability. Parent hereby covenants and agrees in favour of the Company to cause Purchaser to carry out all of its obligations hereunder. Parent and Purchaser shall be jointly and severally liable with respect to any breach by Parent or Purchaser of its covenants and obligations hereunder or any inaccuracy of the representations and warranties of Parent and Purchaser.

Section 7.15 Debt Financing Sources Related Parties. Notwithstanding anything to the contrary in this Agreement, but subject to the proviso to this Section 7.15, the Company, on behalf of itself and any of its successors, heirs or delegates and each of its controlled affiliates, hereby: (a) agrees that it will not bring or support any Person, or permit any of its affiliates to bring or support any Person, in any cause of action, whether at law, in equity, in contract or in tort or otherwise, against any of the Debt Financing Sources Related Parties in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the financing contemplated thereby, in any forum other than the federal and New York state courts located in The City and County of New York, Borough of Manhattan, (b) agrees that, except as specifically agreed in writing with the Debt Financing Sources, all causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources Related Parties in any way relating to the Debt Financing or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal Laws of the State of New York, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction, (c) irrevocably and unconditionally waives any right such Person may have to a trial by jury in respect of any cause of action (whether at law, in equity, in contract, in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Financing or the performance thereof, including any cause of action against or involving any Debt Financing Sources Related Parties arising out of this Agreement, (d) agrees that, prior to the Effective Date, none of the Debt Financing Sources Related Parties shall have any liability to the Company or any of its affiliates, whether at law or in equity, whether in contract or in tort or otherwise, in any way arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, the Debt Financing or the definitive documents related thereto or any of the transactions contemplated by this Agreement, (e) agrees that the Company shall not be entitled to, and shall not seek, specific performance in respect of any Debt Financing Sources Related Parties, and that the Company shall not have any right to enforce specifically any of the Purchaser's or Parent's rights under any agreements relating to the Debt Financing, and (f) agrees that to the extent any amendments to any provision of this Section 7.15 (or, solely as they relate to Section 7.15, the definitions of any terms used in this Section 7.15) are materially adverse to the Debt Financing Sources, such provisions shall not be amended without the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of the Debt Financing Sources party to the Debt Commitment Letter that have consent rights with respect to such matter; provided, however, that neither the foregoing nor anything else in this Agreement shall waive, limit or affect the rights or remedies of any party to any agreements relating to the Debt Financing in accordance therewith or of any party to the definitive documentation entered into in connection therewith. Notwithstanding anything to the contrary in this Agreement, the Debt Financing Sources Related Parties are intended third-party beneficiaries of this Section 7.15 (and the definitions of any terms used in this Section 7.15), and shall be entitled to the protections of this Section 7.15 (and the definitions of any terms used in this Section 7.15), to the same extent as if the Debt Financing Sources Related Parties or such Debt Financing Sources, as applicable, were parties to this Agreement.

Section 7.16 Definitions.

Defined Terms	Section

Acceptable Confidentiality Agreement	Section 4.4(c)
Agreement	Recitals
Alternative Acquisition Agreement	Section 4.4(a)
Antitrust Laws	Section 4.3(b)
Bankruptcy and Equity Exception	Section 2.3(a)
BCI	Section 4.3(d)
Burdensome Condition	Section 4.3(d)
Capitalization Date	Section 2.2(a)
CBCA	Recitals
Chosen Court	Section 7.4(b)
Closing	Section 1.3(h)
COBRA	Section 2.13(e)
Common Shares	Recitals
Company	Recitals
Company 401(k) Plan	Section 4.8(b)
Company Associated Party Contract	Section 2.25
Company Board	Section 2.3(a)
Company Board Recommendation	Section 1.4(c)
Company Organizational Documents	Section 2.1(b)
Company Permits	Section 2.11(a)
Company Related Parties	Section 6.3(c)
Company SEC Documents	Section 2.5(f)
Company Shareholder Approval	Section 1.2(b)
Confidentiality Agreement	Section 4.2(b)
Continuing Employee	Section 4.8(a)
D&O Insurance	Section 4.7(b)
Disclosed Personal Information	Section 4.2(c)
Disclosure Letter	Article II
Employee Benefit Plan	Section 2.13(a)
Employee Benefit Plans	Section 2.13(a)
Exchange Act	Section 2.1(d)
Existing Loan Documents	Section 2.19(b)(viii)
Final Exercise Date	Section 1.11
Financial Statements	Section 2.6(a)
HSR Act	Section 4.3(b)
Indemnified Parties	Section 4.7(a)
Indemnified Party	Section 4.7(a)
Inquiry	Section 4.4(a)
Interim Period	Section 4.1
IT Assets	Section 2.18(h)
KKR	Section 4.3(d)
Leased Real Property	Section 2.16(b)
Malicious Code	Section 2.18(i)
Material Contract	Section 2.19(a)
Maximum Amount	Section 4.7(b)

Defined Terms	Section

Modern Slavery	Section 2.26(a)
Notice of Change of Recommendation	Section 4.4(f)
Notice of Change Period	Section 4.4(f)
OHS Legislation	Section 2.14(h)
Other Antitrust Laws	Section 4.3(b)
Outside Date	Section 6.1(b)(ii)
Owned Real Property	Section 2.16(a)
PAI	Section 4.3(d)
Parent	Recitals
Parent Plan	Section 4.8(c)
Permit	Section 2.11(a)
Preferred Stock	Section 2.2(a)
Prohibited Debt Financing Amendments	Section 4.18(b)
Purchaser	Recitals
Real Property Leases	Section 2.16(b)
Regulatory Concession	Section 4.3(d)
Sarbanes-Oxley Act	Section 2.5(c)
SEC Clearance Event	Section 1.2
Securities Act	Section 2.5(f)
Series 1 Special Shares	Section 2.2(a)
Series 2 Special Shares	Section 2.2(a)
Series A Preferred Stock	Section 2.2(a)
Series B-1 Preferred Stock	Section 2.2(a)
Series B-2 Preferred Stock	Section 2.2(a)
Solvent	Section 3.6
Special Committee	Recitals
Special Shares	Section 2.2(a)
Subsidiary Organizational Documents	Section 2.1(b)
Support Agreements	Recitals
Supporting D&O	Recitals
Supporting Stockholders	Recitals
Takeover Statute	Section 2.27
Termination Fee	Section 6.1(b)(iii)
Transaction Litigation	Section 4.15
U.S. Investment Company Act	Section 2.5(d)
WARN Act	Section 2.14(f)
Withholding Agent	Section 1.9

In addition to the other terms defined throughout this Agreement, which are listed above, the following terms shall have the following meanings when used in this Agreement:

(a) "Acquisition Proposal" means any inquiry, offer or proposal (whether written or oral) regarding any of the following (other than the Arrangement and other than any transaction involving only the Company and/or one or more wholly-owned Company Subsidiary) involving any of the Company or any Company Subsidiary from any Person or group of Persons acting jointly or in concert other than Parent or any of its affiliates:

(i) any arrangement, amalgamation, merger, consolidation, share exchange, reorganization, recapitalization, dissolution, liquidation, winding up, exclusive license, business combination or other similar transaction, in a single transaction or a series of related transactions involving the Company;

(ii) any direct or indirect sale, lease, exchange, mortgage, pledge, transfer or other disposition, directly or indirectly, or alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), by arrangement, amalgamation, merger, consolidation, sale of Equity Interests, share exchange, joint venture, business combination or otherwise, of assets (including shares of Company Subsidiaries) representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenues of the Company and the Company Subsidiaries, taken as a whole (as determined on a book-value basis (including Indebtedness secured solely by such assets)), in a single transaction or series of related transactions;

(iii) any direct or indirect issue, sale or other disposition (including by way of arrangement, amalgamation, merger, consolidation, sale of Equity Interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the voting or equity securities (including any general partnership interests) of the Company or any Company Subsidiary, or that, if consummated, would result in such Person or group of Persons beneficially owning, or exercising control or direction over, 20% or more of the voting or equity securities of the Company or any Company Subsidiary;

(iv) any direct or indirect take-over bid, securities exchange take-over bid, tender offer, exchange offer or other similar transaction for 20% or more of the voting or equity securities (including securities convertible into or exercisable or exchangeable for such securities) of the Company or any Company Subsidiary; or

(v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

(b) "Adverse Recommendation Change" means any of (a) the failure by the Company Board or any committee thereof to include the Company Board Recommendation in the Circular, (b) the withdrawal, amendment, modification or qualification by the Company Board or any committee thereof of the Company Board Recommendation in a manner adverse to Purchaser or Parent, or the public disclosure by the Company Board or any committee thereof of an intention to do any of the foregoing, (c) the failure by the Company Board or any committee thereof to publicly reaffirm (without qualification) the Company Board Recommendation within five Business Days after having been requested in writing by Purchaser to do so (or in the event that the Shareholder Meeting is scheduled to occur within such five Business Day period, by the third Business Day prior to the date of the Shareholder Meeting) following the public announcement of any Acquisition Proposal (or any material amendment, including any change to the price or form of consideration); (d) the public acceptance, approval, endorsement or recommendation of any Acquisition Proposal by the Company Board or any committee thereof or any public proposal by the Company Board or any committee thereof to do any of the foregoing, or (e) the Company Board or any committee thereof taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Shareholder Meeting, if such date is sooner and is at least two Business Days after the public announcement of public disclosure of such Acquisition Proposal) after such Acquisition Proposal's public announcement or public disclosure.

(c) "affiliate" means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person. For purposes of the foregoing, "control," with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by Contract or otherwise. For purposes of this Agreement, the Preferred Shareholders and their respective affiliates shall not be considered to be affiliates of the Company or the Company Subsidiaries.

(d) "Anti-Bribery Laws" means (i) the U.S. Foreign Corrupt Practices Act of 1977 (as amended), (ii) the United Kingdom Bribery Act, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, (v) the Corruption of Foreign Public Officials Act (Canada), and (vi) other anti-bribery and anti-corruption Laws, applicable to the Company and the Company Subsidiaries and their respective operations from time to time.

(e) "Anti-Money Laundering Laws" means anti-money laundering-related Laws applicable to the Company and the Company Subsidiaries and their operations from time to time, including without limitation (i) the EU Anti-Money Laundering Directives and any Laws, decrees, administrative orders, circulars, or instructions implementing or interpreting the same, (ii) the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, and (iii) the Criminal Code (Canada) and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

(f) "Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.

(g) "Arrangement Resolution" means the special resolution of Voting Shareholders approving the Arrangement, which is to be considered at the Shareholder Meeting, substantially in the form of Schedule B hereto.

(h) "Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the CBCA Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and Parent, each acting reasonably.

(i) "Associated Party" means, with respect to the Company, any former or current direct or indirect stockholder beneficially owning 10% or more of the Company's voting securities or any current director or executive officer of the Company or any of the Company Subsidiaries, or, to the knowledge of the Company, any such Person's affiliates or immediate family members.

(j) "Business Day" means a day other than Saturday, Sunday or any day on which banks located in Amsterdam, the Netherlands, Toronto, Ontario or in Minneapolis, Minnesota are authorized or obligated by applicable Law to close.

(k) "Canadian Securities Laws" means the Securities Act (Ontario), regulations and rules thereunder and similar Laws in the other provinces and territories of Canada.

(l) "CBCA Director" means the Director appointed under section 260 of the CBCA.

(m) "Certificate of Arrangement" means the certificate of arrangement to be issued by the CBCA Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement giving effect to the Arrangement.

(n) "Child Labour" means "child labour" as defined in ILO Convention 138 on the Minimum Age for Admission to Employment and ILO Convention 182 on the Worst Forms of Child Labour or in the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada).

(o) "Circular" means the notice of the Shareholder Meeting and accompanying management information circular and proxy statement, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular and proxy statement, to be sent to Voting Shareholders in connection with the Shareholder Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

(p) "Code" means the U.S. Internal Revenue Code of 1986, as amended.

(q) "Company Budget" means the document set forth on Section 7.16 of the Disclosure Letter.

(r) "Company Owned Intellectual Property" means any and all Intellectual Property that is owned or purported to be owned by the Company or a Company Subsidiary (including any and all Company Registered Intellectual Property).

(s) "Company Products" means each food, beverage, ingredient, concentrate, broth, stock, or other product developed, formulated, manufactured, processed, produced, packed, packaged, labeled, held, stored, marketed, advertised, promoted, commercialized, conveyed, sterilized, supplied, offered for sale, sold, shipped, imported, exported, transported, disposed, and distributed by or on behalf of the Company or the Company Subsidiaries or licensed by the Company or the Company Subsidiaries to a third party.

(t) "Company Registered Intellectual Property" means the applications, registrations and filings for Intellectual Property that have been registered, filed, certified or otherwise perfected or recorded, with or by any Governmental Entity or Internet domain name registrar, by or in the name of the Company or any Company Subsidiary, including that listed on Section 2.18(e) of the Disclosure Letter.

(u) "Company Shareholders" means the registered or beneficial holders of Common Shares, as the context requires.

(v) "Company Subsidiary" means any Subsidiary of the Company.

(w) "Competition Act" means the Competition Act (Canada) and includes the regulations promulgated thereunder.

(x) "Consent" means any consent, approval, order or authorization of, or registration, declaration or filing.

(y) "Consideration" means $6.50 in cash per Common Share, without interest, subject to adjustment in the circumstances and manner contemplated by Section 1.10.

(z) "Contract" means any agreement, contract, arrangement, franchise, lease, sublease commitment, note, bond, mortgage, indenture, deed of trust, loan or evidence of Indebtedness or other instrument or obligation of any kind, to which a Person is a party or to which the properties or assets of such Person are subject, whether oral or written (including any amendments and other modifications thereto).

(aa) "Court" means the Ontario Superior Court of Justice (Commercial List).

(bb) "Debt Commitment Letter" means the executed commitment letter dated as of the date hereof, from the Debt Financing Sources party thereto (including all exhibits, schedules, supplements, term sheets and annexes thereto) pursuant to which the Debt Financing Sources have committed, subject to the terms and conditions set forth therein, to provide the aggregate amounts set forth therein for the purposes of funding a portion of the Required Amount (the "Debt Financing"), as the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date hereof in compliance with Section 4.19.

(cc) "Debt Financing" has the meaning set forth in the definition of "Debt Commitment Letter".

(dd) "Debt Financing Sources" means the Persons (including parties to any joinder agreement or amendments joining such Persons to the Debt Commitment Letter) that have committed to provide or arrange any debt financing contemplated by the Debt Commitment Letter or alternative debt financings (including an offering or private placement of debt securities pursuant to Rule 144A under the Securities Act or otherwise); provided that, in no event shall Debt Financing Sources include KKR or Parent or any of its subsidiaries (including Purchaser).

(ee) "Debt Financing Sources Related Parties" means the Debt Financing Sources, and their respective affiliates and such Debt Financing Source's and their respective affiliates' officers, directors, employees, controlling persons, agents, advisors, attorneys and representatives and their respective permitted successors and permitted assigns; provided that, in no event shall Debt Financing Sources Related Parties include KKR or Parent or any of its subsidiaries (including Purchaser) or any of their respective officers, directors, employees, controlling persons, agents, advisors, attorneys and representatives, in each case, in their capacities as such.

(ff) "delivered" or "made available" and words of similar import means, with respect to documents or information required to be provided by the Company to Parent, any documents or information (i) posted by the Company or any of its Representatives in the Company's electronic data room, including the clean room, and accessible to Parent and its Representatives at least prior to 5 p.m. central standard time as of the date hereof and continuously available for review by Parent and its Representatives in the data room during such period or (ii) filed by the Company and publicly available through SEDAR+ or the Electronic Data Gathering, Analysis, and Retrieval system.

(gg) "Depositary" means such Person that the Company and Parent, each acting reasonably, may agree to in writing to act as depositary in relation to the Arrangement.

(hh) "Dissent Rights" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

(ii) "EBITDA" means the Company and its Subsidiaries' earnings before interest, taxes, depreciation and amortization, as modeled by Parent in connection with the transactions contemplated by this Agreement.

(jj) "Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

(kk) "Effective Time" has the meaning ascribed thereto in the Plan of Arrangement.

(ll) "Employee Share Plans" means, collectively, (i) the 2024 Short Term Incentive Plan of the Company, (ii) the 2024 Long Term Incentive Plan of the Company, (iii) the Stock Incentive Plan, (iv) the Stock Deferral Plan for Non-Employee Directors of the Company, and (v) any other plan or award agreement pursuant to which the Company or any Company Subsidiary may provide or has provided equity or equity-based incentives to employees, officers, directors or consultants, other than the ESPP.

(mm) "Environmental Claim" means any suit, claim, action, arbitration, investigation, proceeding or other notice from or by a Person alleging or regarding any actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) or violation arising out of, based on or resulting from (i) the presence, or Release into the environment, of any Hazardous Substances at any location, whether or not owned by the Company or any of the Company Subsidiaries, or (ii) any Environmental Law.

(nn) "Environmental Laws" means all Laws relating to pollution, compensation for damage or injury caused by pollution, public or worker health or safety (to the extent relating to hazardous, toxic, dangerous or deleterious chemicals, wastes, substances or materials), or protection of human health, natural resources or the environment.

(oo) "Equity Interests" means (i) in the case of a corporation, corporate stock or shares (whether preferred, common or otherwise), (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership or equity interests (whether general or limited), (iv) any other interest (including profits interests, phantom equity and other equity-like securities), synthetic equity or participation that confers on the holder the right to receive a share of the profits and losses of, or distributions of assets of, the issuing entity, and (v) any warrants, options and other securities convertible into or exchangeable for any of the foregoing in clauses (i) through (iv), including any participation rights or other entitlements to proceeds.

(pp) "ERISA" means the Employee Retirement Income Security Act of 1974 (United States).

(qq) "ERISA Affiliate" means all employers (whether or not incorporated) that would be treated together with the Company or any of its affiliates as a "single employer" within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

(rr) "ESPP" means the SunOpta Inc. Employee Stock Purchase Plan.

(ss) "Exchange and Support Agreement" means that certain exchange and support agreement entered into among the Company, SunOpta Foods Inc., and the Preferred Shareholders, and any Person that becomes a holder of Preferred Stock, from time to time, dated April 24, 2020, as amended.

(tt) "Existing Credit Facility" means that certain Credit Agreement, dated as of December 8, 2023, by and between Bank of America, N.A., the Company, and the guarantors, lenders and issuing banks party thereto.

(uu) "Export Control Laws" means the Regulation (EU) 2021/821, Regulation (EU) 2023/66, and the implementing Laws and regulations of the EU member states; the U.S. Export Administration Act, U.S. Export Administration Regulations, U.S. Arms Export Control Act, U.S. International Traffic in Arms Regulations, and their respective implementing rules and regulations; the U.K. Export Control Act 2002 (as amended and extended by the Export Control Order 2008) and its implementing rules and regulations; the Canadian Export and Import Permits Act and Customs Act and their implementing rules and regulations, and other similar export control Laws or restrictions applicable to the Company and the Company Subsidiaries and their respective operations from time to time.

(vv) "Fairness Opinions" means the Lazard Fairness Opinion and the Scotia Fairness Opinion.

(ww) "FDA" means the U.S. Food and Drug Administration and any successor agency thereto.

(xx) "Filings" means all forms, documents or reports publicly filed or publicly furnished by the Company or any of the Company Subsidiaries with any Securities Authority since January 1, 2023, and including those filed or furnished since the date of this Agreement, if any, including any amendments, supplements or modifications thereto.

(yy) "Final Order" means the final order of the Court pursuant to section 192 of the CBCA approving the Arrangement, in form and substance acceptable to each of Parent and the Company, acting reasonably, as such order may be amended, modified, supplemented or varied by the Court at any time prior to the Effective Date (provided that such amendment, modification, supplement or variance is acceptable to both the Company and Parent, such acceptance not to be unreasonably withheld, conditioned or delayed) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that such amendment is acceptable to both the Company and Parent, such acceptance not to be unreasonably withheld, conditioned or delayed).

(zz) "Food Law Action" means any inspection, investigation, compliance, enforcement or corrective action, including any: FDA Form 483, warning letter, untitled letter, Noncompliance Record, Notice of Intended Enforcement, audit, inspectional observation, notice of adverse finding, import alert, import refusal, seizure, suspension, shutdown, recall, or other notice, correspondence or action from or by the FDA, the U.S. Department of Agriculture, the U.S. Department of Justice, U.S. Customs and Border Protection, the U.S. Drug Enforcement Administration, the Federal Trade Commission, the U.S. Department of Health and Human Services, the U.S. Public Health Service, Health Canada, the Canadian Food Inspection Agency, or any other Governmental Entity alleging or asserting noncompliance with, a violation of, or liability under any Food Laws.

(aaa) "Food Laws" means all applicable Laws concerning the development, formulation, manufacturing, processing, preparation, production, packing, packaging, labeling, holding, storage, marketing, advertising, promotion, commercialization, sterilization, supply, offer for sale, sale, licensing, shipping, conveyance, import, export, transport, disposal, distribution, safety, inspection, audit, adverse events, recall, market withdrawal, removal, and destruction of the Company Products, including: (i) the U.S. Federal Food, Drug, and Cosmetic Act; (ii) the Food Safety Modernization Act; (iii) the Poultry Products Inspection Act; (iv) the Federal Meat Inspection Act; (v) the Fair Packaging and Labeling Act; (vi) the Nutrition Labeling and Education Act; (vii) the Consumer Product Safety Act; (viii) the 2018 Farm Bill, 7 U.S.C. §§ 1639o - 1639s, and the applicable provisions regarding hemp in the 2026 Continuing Appropriations Act, Public Law No. 119-37, 139 Stat. 558-561, and the FDA's three Generally Recognized As Safe notices for hemp seed-derived ingredients for use in human food (GRN765, GRN771 and GRN778); (ix) the Agricultural Marketing Act; (x) the National Bioengineered Food Disclosure Law; (xi) the Perishable Agricultural Commodities Act; (xii) the Organic Foods Production Act; (xiii) the Federal Trade Commission Act and state advertising Laws and unfair or deceptive trade acts or practices Laws; (xiv) the Canadian Safe Food for Canadians Act (S.C. 2012, c. 24), Food and Drugs Act (R.S.C., 1985, c. F-27), and the Consumer Packaging Labeling Act; (xv) all Canadian provincial Laws governing the safety of the Company Products; (xvi) any similar or analogous Laws; (xvii) for each of (i) through (xvi), any amendments thereto; and (xviii) for each of (i) through (xvii), any regulations and requirements issued, promulgated or adopted by any Governmental Entity pursuant thereto.

(bbb) "Frameworks" means the OECD Guidelines for Multinational Enterprises, the ten Principles of the United Nations Global Compact, and the United Nations Guiding Principles on Business and Human Rights including the principles and rights set out in the eight fundamental conventions identified in the Declaration of the International Labor Organization on Fundamental Principles and Rights at Work and the International Bill of Human Rights.

(ccc) "GAAP" means the generally accepted accounting principles in the United States, in effect from time to time.

(ddd) "Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, any court of competent jurisdiction, tribunal, arbitral body (public or private), legislature, commission (including any Securities Authority), board, bureau, ministry, minister, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental body, professional body or private body exercising any regulatory, expropriation or taxing authority under (including any administrative agency or commission) or for the account of any of the foregoing, or (iv) any stock exchange.

(eee) "Hazardous Substances" means (i) pollutants, contaminants, hazardous substances, hazardous wastes, petroleum and fractions thereof, asbestos, per- and polyfluoroalkyl substances and polychlorinated biphenyls, and (ii) all other chemicals, wastes, substances and materials, in each case that are regulated by, or for which liability or standards of conduct may be imposed pursuant to, any Environmental Law.

(fff) "Indebtedness" means, with respect to any Person, without duplication, as of the date of determination: (i) all obligations of such Person and its Subsidiaries for borrowed money, including obligations evidenced by notes, bonds, debentures or other similar instruments, (ii) all obligations of such Person and its Subsidiaries under letters of credit, banker's acceptances, surety or performance bonds or similar facilities issued for the account of such Person, to the extent drawn upon, (iii) all obligations of such Person and its Subsidiaries in respect of interest rate, currency or other swaps, hedges or similar derivative arrangements, (iv) all capital lease obligations of such Person and its Subsidiaries, (v) all obligations of such Person and its Subsidiaries for guarantees of another Person in respect of any items set forth in clauses (i) through (iv), and (vi) all outstanding prepayment premium obligations of such Person and its Subsidiaries, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (i)  through (ii). For the avoidance of doubt, "Indebtedness" shall not include any liability for Taxes and shall not include any Indebtedness from the Company to a Company Subsidiary (or vice versa) or between Company Subsidiaries.

(ggg) "Intellectual Property" means all worldwide intellectual property and similar proprietary rights, including: (i) issued patents, reissued or re-examined patents, revivals of patents, divisions, continuations and continuations-in-part of patents, all improvements, renewals and extensions thereof, utility models, industrial designs and certificates of invention and improvements thereto, regardless of country or formal name; (ii) published or unpublished non-provisional and provisional patent applications, including the right to file other or further applications, re-examination proceedings, invention disclosures and records of invention; (iii) copyrights (whether registered or unregistered) and registrations and applications for registration thereof; (iv) trademarks, service marks, brand names, logos, trade names, certification marks, trade dress, slogans, Internet domain names, social media tags, proprietary rights in social media accounts, and all applications for registration, registrations, renewals and extensions of registrations, together with all translations, adaptations, derivations, abbreviations, acronyms, and combinations thereof, all applications for registration and registrations thereof, renewals thereof, the right to bring opposition and cancellation proceedings and any and all rights under applicable Laws relating to trade dress; (v) industrial designs and similar rights; (vi) proprietary information and materials, whether or not patentable or copyrightable, and whether or not reduced to practice, including all Trade Secrets, technology, technical data, databases, data repositories, data lakes, data compilations and collections, enrichment, measurement and management tools, computer programs; and (vii) any goodwill associated with each of the foregoing.

(hhh) "Interim Order" means the interim order of the Court made in connection with the Arrangement, in form and substance acceptable to each of Parent and the Company, acting reasonably, and providing for, among other things, the calling and holding of the Shareholder Meeting, as the same may be amended, modified, supplemented or varied by the Court (provided that, such amendment, modification, supplement or variance is acceptable to both the Company and Parent, such acceptance not to be unreasonably withheld, conditioned or delayed).

(iii) "Investment Canada Act" means the Investment Canada Act and includes the regulations promulgated thereunder.

(jjj) "know" or "knowledge" means, with respect to the Company, the actual knowledge of such persons listed in Section 7.14(ccc) of the Disclosure Letter after reasonable and due investigation and inquiry and the knowledge such persons should have had based on their roles and responsibilities with the Company and with respect to Parent, the actual knowledge of the persons listed in Schedule A hereto and the knowledge such persons should have had based on their roles and responsibilities with Parent.

(kkk) "Law" means any federal, provincial, territorial, state, local or foreign law (including common law), statute, code, directive, executive order, ordinance, rule, regulation, order, determination, judgment, writ, stipulation, award, injunction or decree.

(lll) "Lazard Fairness Opinion" means the fairness opinion of Lazard Frères & Co. LLC to the effect that, as of the date of such opinion and based on and subject to the limitations, qualifications and assumptions set forth therein, the Consideration to be received by holders of Common Shares pursuant to the Arrangement is fair, from a financial point of view, to holders of Common Shares.

(mmm) "Lien" means any lien, license, mortgage, pledge, security instrument, title charges which are liens, claims against title, conditional or installment sale agreement, restriction on transfer, purchase option, right of first refusal or first offer, easement, security interest, charge, hypothecation, encumbrance, deed of trust, right-of-way, encroachment, defect of title, occupancy right, community property interest or other encumbrance of any nature, whether voluntarily incurred or arising by operation of Law.

(nnn) "Mailing Deadline" means the date that is five Business Days following receipt of the Interim Order.

(ooo) "Material Adverse Effect" means any change, event, state of facts, conditions, development, circumstance or occurrence that, when considered individually or in the aggregate with all other changes, events, state of facts, conditions, developments, circumstances or occurrences that  (a) has had or would reasonably be expected to have a material adverse effect on, or cause a material adverse change in, the business, condition (financial or otherwise), assets, liabilities or continuing results of operations of the Company and the Company Subsidiaries, taken as a whole; or (b) materially impedes or would reasonably be expected to materially impede the ability of the Company to consummate the transactions contemplated herein on a timely basis; provided, however, no change, event, state of facts, conditions, development, circumstance or occurrence resulting from any of the following shall be deemed to be or taken into account in determining whether there has been or will be, a "Material Adverse Effect": (a) the entry into or the announcement, pendency or performance of this Agreement or the transactions contemplated hereby or the consummation of any transactions contemplated hereby, including (i) the identity of Parent and its affiliates and (ii) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, joint venturers, employees or any other Person (provided that this clause (a) shall not apply to any representations and warranties in this Agreement that speak specifically to the effect of the foregoing), (b) any change, event or development in or affecting financial, economic, social or political conditions generally or the securities, credit or financial markets in general, including interest rates or exchange rates, inflation rates, or any changes therein, in Canada, the United States or other countries in which the Company or any of the Company Subsidiaries conduct operations or any change, event or development generally affecting the food industry, (c) any change in the market price or trading volume of the equity securities of the Company or of the equity or credit ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency; provided, however, that the exception in this clause (c) shall not prevent the underlying facts giving rise or contributing to such change, if not otherwise excluded from the definition of Material Adverse Effect, from being taken into account in determining whether a Material Adverse Effect has occurred, (d) any adoption, implementation, proposal or change after the date hereof in any applicable Law, GAAP, regulatory or Tax requirements or in interpretation of any of the foregoing, including any trade war or the imposition or change in the rate of any tariff, (e) any action taken or not taken pursuant to this Agreement, to which Parent has consented in writing or to which Parent has requested, (f) the failure of the Company or any Company Subsidiary to meet any internal or public projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement; provided, however, that the exception in this clause (f) shall not prevent the underlying facts giving rise or contributing to such failure, if not otherwise excluded from the definition of Material Adverse Effect, from being taken into account in determining whether a Material Adverse Effect has occurred, (g) the commencement, occurrence, continuation or escalation of any war, armed hostilities or acts of terrorism, or (h) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, any epidemic, pandemic or disease outbreak (including any restrictions to the extent relating to, or arising out of, any outbreak of illness, epidemic, pandemic, or other public health event) or any material worsening of any of the foregoing, or any national, international or regional calamity; provided that, (x) with respect to clauses (b), (d), (g) and (h), such changes, events, state of facts or developments may be taken into account to the extent they disproportionately adversely affect the Company and the Company Subsidiaries, taken as a whole, compared to other companies operating in the same industry in which the Company and the Company Subsidiaries operate in the United States or Canada and (y) references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

(ppp) "Mexican Federal Fiscal Code" means the Código Fiscal de la Federación, as amended, restated, supplemented or otherwise modified from time to time.

(qqq) "MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

(rrr) "Misrepresentation" with respect to a document or statement means (i) a "misrepresentation" (within the meaning of Canadian Securities Laws) or (ii) any untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(sss) "Modern Slavery" means all conduct or practices that would constitute (a) trafficking in persons, as defined in Article 3 of the Protocol to Prevent, Suppress and Punish Trafficking in persons, Especially Women and Children, supplementing the United Nations Convention against Transnational Organized Crime done at New York on 15 November 2000 (2005 ATS 27); or (b) forced labor, as defined in Article 2 of the ILO's Forced Labor Convention, 1930 (No.29) or in the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada).

(ttt) "Nasdaq" means The Nasdaq Stock Market LLC, a Delaware limited liability company, as operator of the Nasdaq Global Select Market on which the Common Shares are listed.

(uuu) "National Contact Point" means a national contact point for responsible business conduct appointed by a national government that is a signatory member to the OECD Guidelines for Multinational Enterprises, with responsibility for furthering the effectiveness of the OECD Guidelines for Multinational Enterprises, including acting as a non-judicial grievance mechanism in relation to specific instances with respect to responsible business conduct.

(vvv) "Order" means any charge, order, writ, injunction, judgment, decree, determination, directive, stipulation, verdict, ruling, award or settlement, whether civil, criminal or administrative, of or issued by a Governmental Entity.

(www) "Ordinary Course" means, with respect to an action taken by the Company or the Company Subsidiaries, that such action is taken in the ordinary course of the normal day-to-day operations of the business of the Company or such Company Subsidiary consistent with the past practices of the Company or such Company Subsidiary.

(xxx) "Organizational Documents" means, with respect to any Person, (a) the certificate or articles of association, amalgamation or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

(yyy) "Parties" means the Company, Parent and Purchaser, and "Party" means any one of them, as the context requires.

(zzz) "Payoff Letter" means customary payoff letter executed by the applicable lenders or other obligees (or their agent) of the outstanding Indebtedness under the applicable credit facility, which (a) specifies the applicable payoff amount, (b) provides for the satisfaction and discharge of all obligations of the applicable Company or any Company Subsidiary with respect to such Indebtedness, subject to customary surviving obligations, upon receipt of the applicable payoff amount, (c) if applicable, provides for the release, concurrently with the repayment of such Indebtedness, of Liens granted by the applicable Company or any Company Subsidiary and its applicable affiliates to secure such Indebtedness, and (d) provides for wire transfer instructions for payment of the applicable payoff amount, in each case, in form and substance reasonably satisfactory to Purchaser.

(aaaa) "Performance Share Unit" means each outstanding performance share unit that has been issued pursuant to any of the Employee Share Plans.

(bbbb) "Permitted Liens" means (i) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which are being contested in good faith and for which adequate reserves have been established on the Financial Statements in accordance with GAAP (to the extent required by GAAP), (ii) mechanics', workmen's, repairmen's, carriers' or warehousemen's Liens (A) arising in the usual, regular and Ordinary Course for amounts not yet due and payable or the amount or validity of which are being contested in good faith and for which adequate reserves have been established on the Financial Statements in accordance with GAAP (to the extent required by GAAP) or (B) arising in connection with construction in progress for amounts not yet due and payable, (iii) Liens for which title insurance coverage has been obtained pursuant to a title insurance policy in favour of the Company or a Company Subsidiary (as applicable) prior to the date hereof, (iv) easements shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey or a personal inspection of the property (other than such matters that, individually or in the aggregate, materially adversely impair the current use, operation or value of the subject real property), (v) Liens created, imposed or promulgated by Law or by any Governmental Entities, including zoning regulations, use restrictions and building codes, that, individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the existing use (or if such real property is vacant, the intended use), operation or value of, the property or asset affected by the applicable Lien, (vi) non-exclusive licenses of Intellectual Property granted to third parties in the Ordinary Course, (vii) such other non-monetary Liens or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges or encumbrances disclosed in title opinions or policies or commitments of title insurance made available to Purchaser that, individually or in the aggregate, do not, and would not reasonably be expected to, materially impair the existing use (or if such real property is vacant, the intended use), operation or value of, the property or asset affected by the applicable Lien, and (viii) any other non-monetary Liens that individually or in the aggregate, would not reasonably be expected to materially adversely impair the current use, operation or value of the subject property. "Person" includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, estate, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

(cccc) "Personal Information" means any information that identifies, is about, relates to, describes, is capable of being associated with, or would reasonably be linked, directly or indirectly, with an identified or natural person or a natural person who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number location data, an online identifier or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity of that natural person, including a name, street address, telephone number, email address, an identification number issued by a Governmental Entity, credit card number, bank account number, biometric data, medical or health information, or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person or any other piece of information that allows the identification of a natural person or is otherwise considered "personally identifiable information", "personal information", "personal data", "protected health information", "consumer health data", or "sensitive health information" or any similar terms under applicable Law relating to the collection, maintenance, access, use, sharing, transfer, transmission, storage, handling, retention, destruction, disclosure and/or other processing of such information about an identifiable natural person (including Privacy and Security Laws and Standards).

(dddd) "Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule C hereto, subject to any amendments or variations thereto made in accordance with this Agreement and such plan or upon the direction of the Court (with the prior written consent of the Company and Parent, each acting reasonably) in the Final Order.

(eeee) "Preferred Shareholders" means, collectively, (i) Oaktree Organics, L.P., and (ii) Oaktree Huntington Investment Fund II, L.P.

(ffff) "Privacy and Security Laws and Standards" means applicable Laws regarding the protection, collection, access, use, storage, disposal, disclosure, transfer or other processing of Personal Information, including HIPAA, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children's Online Privacy Protection Act, the California Consumer Privacy Act and other U.S. state privacy Laws, Canada's Personal Information Protection and Electronic Documents Act and Canadian provincial Laws deemed substantially similar thereto, The Act to promote the efficiency and adaptability of the Canadian Economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act (Canada's Anti-Spam Legislation), the Competition Act and the Telecommunications Act (Canada) and any other applicable Law concerning privacy, telemarketing, or electronic commercial messaging, and the Payment Card Industry Data Security Standards.

(gggg) "Privacy Policy" means each external or internal, past or present privacy policy of the Company, including any policy relating to: (i) the privacy of users of any website or mobile application owned or controlled by or on behalf of the Company, (ii) the processing of any Personal Information collected, stored, used, or processed by the Company, and (iii) any Company employee information.

(hhhh) "Release" means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

(iiii) "Representative" means, with respect to any Person, such Person's directors, partners, managers, officers, employees, consultants, advisors (including counsel, accountants, investment bankers, experts, consultants and financial advisors), agents and other representatives and, in the case of Parent, its financing sources.

(jjjj) "Required Financial Information" means the financial statements that the Company is required to deliver to Bank of America, N.A. pursuant to the Existing Credit Facility.

(kkkk) "Restricted Share Units" means each outstanding restricted stock unit that has been issued pursuant to any of the Employee Share Plans.

(llll) "Sanctioned Party" means (1) any Person included on one or more of the Sanctioned Party Lists; or (2) any Person owned or controlled by, or acting on behalf of, a Person on one or more of the Sanctioned Party Lists.

(mmmm) "Sanctioned Party Lists" means the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identifications List, all administered by the U.S. Department of the Treasury, Office of Foreign Assets Control; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; the consolidated list of Persons, Groups and Entities Subject to EU Financial Sanctions, as implemented by the EU Common Foreign & Security Policy; Canada's Consolidated Autonomous Sanctions List, the Regulations Establishing a List of Entities under the Criminal Code (Canada) and regulations promulgated under the Freezing of Assets of Corrupt Foreign Officials Act (Canada); and similar lists of sanctioned parties maintained by other Governmental Entities with regulatory authority over the Company and the Company Subsidiaries and their respective operations from time to time.

(nnnn) "Sanctions" means those applicable trade, economic and financial sanctions Laws, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury, Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) His Majesty's Treasury, (v) Canada (including without limitation Global Affairs Canada or Public Safety Canada), or (vi) other similar Governmental Entities with regulatory authority over the Company and the Company Subsidiaries and their respective operations from time to time.

(oooo) "Scotia Fairness Opinion" means the fairness opinion of Scotia Capital Inc. to the effect that, as of the date of such opinion and based on and subject to the limitations, qualifications and assumptions set forth therein, the Consideration to be received by holders of Common Shares pursuant to the Arrangement is fair, from a financial point of view, to holders of Common Shares.

(pppp) "SEC" means the U.S. Securities and Exchange Commission.

(qqqq) "Securities Act" means the U.S. Securities Act of 1933, as amended.

(rrrr) "Securities Authority" means the U.S. Securities and Exchange Commission, the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a state, province or territory of the United States or Canada.

(ssss) "Securities Laws" means the Canadian Securities Laws and the U.S. Securities Laws.

(tttt) "Shareholder Meeting" means the special meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

(uuuu) "Shareholder Rights Plan" means the Amended and Restated Shareholder Rights Plan Agreement dated November 10, 2015, amended and restated as of April 18, 2016, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent, as most recently reconfirmed by the Voting Shareholders on May 22, 2025.

(vvvv) "Stock Incentive Plan" means the Amended 2013 Stock Incentive Plan of the Company (as further amended from time to time).

(wwww) "Stock Options" means each outstanding option to purchase Common Shares that has been issued pursuant to any of the Employee Share Plans.

(xxxx) "Subsidiary" means, with respect to a Person, another Person at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person or by one or more of its Subsidiaries or of which such first Person or one of its Subsidiaries serves as a general partner (in the case of a partnership) or a manager or managing member (in the case of a limited liability entity) or similar function.

(yyyy) "SunOpta Foods Certificate of Incorporation" means that certain Third Amended and Restated Certificate of Incorporation of SunOpta Foods Inc. dated as of April 17, 2024.

(zzzz) "Superior Proposal" means an unsolicited bona fide written Acquisition Proposal made by a Person or group of Persons acting jointly or in concert other than Parent or any of its affiliates after the date of this Agreement to directly or indirectly acquire not less than all of the outstanding Common Shares (other than any Common Shares held by the Person or group of Persons making such Acquisition Proposal and provided that any Common Shares subject to a rollover or similar arrangement will be considered acquired for this purposes) or all or substantially all of the assets of the Company on a consolidated basis by means of an acquisition, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or other transaction on terms that the Company Board determines in good faith, after consultation with the Company's outside legal counsel and financial advisors, (A) would result, if consummated in accordance with its terms (but without assuming away the risk of non-completion), in a transaction that is more favourable to the Voting Shareholders (solely in their capacity as such) from a financial point of view than the Arrangement, (B) is reasonably likely to be consummated after taking into account (x) the financial, legal, regulatory and any other aspects of such proposal, (y) the likelihood and timing of consummation (as compared to the Arrangement), and (z) any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent (including pursuant to Section 4.4 of this Agreement), (C) complies with Securities Laws and did not result from any material breach of Section 4.4, (D) is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the Company Board, acting in good faith (after consultation with outside legal counsel and financial advisors, if applicable), that adequate arrangements have been made in respect of any required financings to complete such Acquisition Proposal, and (E) that is not subject to any due diligence or access condition.

(aaaaa) "Supporting Stockholders" means, collectively: (i) the Preferred Shareholders, and (ii) each of the directors and officers of the Company.

(bbbbb) "Tax" and "Taxes" means any and all taxes, duties, levies, assessments, fees or other charges in the nature of a tax imposed by any Governmental Entity, including income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, social security, employment insurance premiums, pension plan or similar contributions, withholding, occupancy, license, severance, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto.

(ccccc) "Tax Act" means the Income Tax Act (Canada).

(ddddd) "Tax Return" means any return, declaration, election, filing, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(eeeee) "Top Customers" means the top ten customers of the Company and the Company Subsidiaries on a consolidated basis (based on the total revenue generated by customers of the Company and the Company Subsidiaries for the twelve-month period ended on December 31, 2025).

(fffff) "Top Vendors" means the top ten vendors of the Company and the Company Subsidiaries on a consolidated basis (based on total payments by the Company and the Company Subsidiaries for the twelve-month period ended on December 31, 2025).

(ggggg) "Trade Secrets" means, collectively, (i) trade secrets and other confidential or sensitive information (including of third parties), inventions (whether or not patentable or reduced to practice), ideas, know-how, processes, methods, techniques, research and development, drawings, specifications, layouts, designs, formulae, algorithms, compositions, industrial models, architectures, plans, proposals, technical data, financial, business and marketing plans and proposals, customer and supplier lists, and price and cost information, and (ii) privileged or proprietary information which, if compromised through any theft, unauthorized modification, corruption, loss, misuse or unauthorized access or disclosure, would be reasonably likely to cause serious harm to the organization owning it.

(hhhhh) "TSX" means the Toronto Stock Exchange.

(iiiii) "U.S. Securities Laws" means the Securities Act, the Exchange Act and other U.S. federal or state securities Laws.

(jjjjj) "Voting Shareholders" means, collectively, the Company Shareholders and OCM SunOpta Trustee, LLC, as registered holder of the Special Shares, in trust for the benefit of the Preferred Shareholders pursuant to and in accordance with the Voting Trust Agreement.

(kkkkk) "Voting Trust Agreement" means the voting trust agreement dated April 24, 2020, among the Company, SunOpta Foods Inc., the Preferred Shareholders and OCM SunOpta Trustee, LLC, as trustee.

(lllll) "Willful Breach" means, with respect to a party, any willful or intentional breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PEGASUS BIDCO B.V.

By: /s/ William Lewis McFarland II

Name: William Lewis McFarland II

Title: Director

2786694 ALBERTA LTD.

By: /s/ William Lewis McFarland II

Name: William Lewis McFarland II

Title: Director

[Signature page to Arrangement Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

SUNOPTA INC.

By: /s/ Brian Kocher

Name: Brian Kocher

Title: Chief Executive Officer

[Signature page to Arrangement Agreement]

Schedule C

Plan of Arrangement

SCHEDULE C

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Arrangement" means the arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made to the Plan of Arrangement in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement dated as of February 6, 2026 among Parent, Purchaser and the Company (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

"Arrangement Resolution" means the special resolution of the Voting Shareholders approving the Arrangement, which is to be considered at the Shareholder Meeting.

"Articles of Arrangement" means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the CBCA Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and Parent, each acting reasonably.

"Business Day" means a day other than Saturday, Sunday or any day on which banks located in Amsterdam, the Netherlands, Toronto, Ontario or in Minneapolis, Minnesota are authorized or obligated by applicable Law to close.

"CBCA" means the Canada Business Corporations Act.

"CBCA Director" means the Director appointed pursuant to Section 260 of the CBCA.

"Certificate of Arrangement" means the certificate of arrangement to be issued by the CBCA Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement giving effect to the Arrangement.

"Circular" means the notice of the Shareholder Meeting and accompanying management information circular and proxy statement, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular and proxy statement, to be sent to each Voting Shareholder and other Persons as required by the Interim Order and Law in connection with the Shareholder Meeting, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement.

"Common Shareholders" means the registered or beneficial holders of the Common Shares, as the context requires.

"Common Shares" means the common shares in the capital of the Company.

"Company" means SunOpta Inc., a corporation formed under the laws of Canada.

"Company Subsidiary" means any Subsidiary of the Company.

"Consideration" means the consideration to be received by the Common Shareholders pursuant to this Plan of Arrangement, consisting of $6.50 in cash per Common Share, subject to adjustment in the manner and in the circumstances contemplated in Section 1.10 of the Arrangement Agreement.

"Court" means the Ontario Superior Court of Justice (Commercial List).

"Depositary" means, in its capacity as depositary for the Arrangement, such Person as the Company and Purchaser agree to engage as depositary for the Arrangement.

"Dissent Rights" has the meaning specified in Section 3.1.

"Dissenting Holder" means a registered Common Shareholder who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

"DRS Advice" has the meaning specified in Section 4.1(2).

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Company and the Purchaser agree to in writing.

"Employee Share Plans" means, collectively, (i) the 2024 Short Term Incentive Plan of the Company, (ii) the 2024 Long Term Incentive Plan of the Company, (iii) the Stock Incentive Plan, (iv) the Stock Deferral Plan for Non-Employee Directors of the Company, and (v) any other plan or award agreement pursuant to which the Company or any Company Subsidiary may provide or as provided equity or equity-based incentives to employees, officers, directors or consultants, other than the ESPP.

"ESPP" means the SunOpta Employee Stock Purchase Plan.

"Exchange and Support Agreement" means the Exchange and Support Agreement dated April 24, 2020 between SunOpta Inc., SunOpta Foods Inc., Oaktree Organics, L.P., Oaktree Huntington Investment Fund II, L.P., Engaged Capital Flagship Master Fund, L.P., Engaged Capital, L.L.C. and Engaged Capital Co-Invest IV-A, L.P.

"Final Order" means the final order of the Court pursuant to section 192 of the CBCA approving the Arrangement, in a form acceptable to each of the Company and Parent, acting reasonably, as such order may be amended, modified, supplemented or varied by the Court at any time prior to the Effective Date (provided that such amendment, modification, supplement or variance is acceptable to both the Company and Parent, such acceptance not to be unreasonably withheld, conditioned or delayed) or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that such amendment is acceptable to both the Company and Parent, such acceptance not to be unreasonably withheld, conditioned or delayed).

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, any court of competent jurisdiction, tribunal, arbitral body (public or private), legislature, commission (including any Securities Authority), board, bureau, ministry, minister, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental body, professional body or private body exercising any regulatory, expropriation or taxing authority under (including any administrative agency or commission) or for the account of any of the foregoing, or (iv) any stock exchange.

"Incentive Securities" means, collectively, the Stock Options, the Performance Share Units and the Restricted Share Units.

"Interim Order" means the interim order of the Court made in connection with the Arrangement, in form and substance acceptable to each of Parent and the Company, acting reasonably, and providing for, among other things, the calling and holding of the Shareholder Meeting, as the same may be amended, modified, supplemented or varied by the Court (provided that, such amendment, modification, supplement or variance is acceptable to both the Company and Parent, such acceptance not to be unreasonably withheld, conditioned or delayed).

"Investor Rights Agreement" means the Amended and Restated Investor Rights Agreement dated April 24, 2020 between Oaktree Organics, L.P., Oaktree Huntington Investment Fund II, L.P., SunOpta Inc., and SunOpta Foods Inc.

"Law" means any federal, provincial, territorial, state, local or foreign law (including common law), statute, code, directive, executive order, ordinance, rule, regulation, order, determination, judgment, writ, stipulation, award, injunction or decree.

"Letter of Transmittal" means the letter of transmittal sent to the Common Shareholders for use in connection with the Arrangement.

"Lien" means any lien, license, mortgage, pledge, security instrument, title charges which are liens, claims against title, conditional or installment sale agreement, restriction on transfer, purchase option, right of first refusal or first offer, easement, security interest, charge, hypothecation, encumbrance, deed of trust, right-of-way, encroachment, defect of title, occupancy right, community property interest or other encumbrance of any nature, whether voluntarily incurred or arising by operation of Law.

"Parent" means Pegasus Bidco B.V.

"Parties" means the Parent, Purchaser and the Company and "Party" means any one of them.

"Performance Share Unit" means each outstanding performance share unit that has been issued pursuant to any of the Employee Share Plans.

"Person" includes an individual, general partnership, limited partnership, corporation, company, limited liability company, body corporate, joint venture, unincorporated organization, other form of business organization, trust, estate, trustee, executor, administrator or other legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Parent, each acting reasonably.

"Preferred Shareholders" means the holders of Series B-1 Preferred Stock.

"Purchaser" means 2786694 Alberta Ltd., a corporation formed under the laws of Alberta or, in accordance with Section 7.2(b) of the Arrangement Agreement, any of its successors or permitted assigns.

"Restricted Share Units" means each outstanding restricted stock unit that has been issued pursuant to any of the Employee Share Plans.

"Rights" has the meaning specified in the Shareholder Rights Plan.

"Securities Authority" means the Ontario Securities Commission, the U.S. Securities and Exchange Commission and any other applicable securities commissions or securities regulatory authority of a province, state or territory of Canada or the United States.

"Securityholders" means, collectively, the Common Shareholders, Special Shareholders, the Preferred Shareholders and the holders of Incentive Securities.

"Series B-1 Preferred Stock" means the Series B-1 Preferred Stock in the capital of SunOpta Foods Inc.

"Series B-1 Preferred Stock Exchange Rate" means 405.9555467, being the Exchange Rate (as defined and calculated in accordance with the terms of the Series B-1 Preferred Stock).

"Shareholder Meeting" means the special meeting of the Voting Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Parent.

"Shareholder Rights Plan" means the Amended and Restated Shareholder Rights Plan Agreement dated November 10, 2015, amended and restated as of April 18, 2016, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent, as most recently reconfirmed by the Voting Shareholders on May 22, 2025.

"Special Shareholders" means the registered or beneficial holders of Special Shares, as the context requires.

"Special Shares" means the special shares in the capital of the Company.

"Stock Incentive Plan" means the Amended 2013 Stock Incentive Plan of the Company (as further amended from time to time).

"Stock Options" means each outstanding option to purchase Common Shares that has been issued pursuant to any of the Employee Share Plans.

"Subsidiary" means, with respect to a Person, another Person at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is owned or controlled directly or indirectly by such first Person or by one or more of its Subsidiaries or of which such first Person or one of its Subsidiaries serves as a general partner (in the case of a partnership) or a manager or managing member (in the case of a limited liability entity) or similar function.

"Tax Act" means the Income Tax Act (Canada).

"Taxes" means any and all taxes, duties, levies, assessments, fees or other charges in the nature of a tax imposed by any Governmental Entity, including income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, social security, employment insurance premiums, pension plan or similar contributions, withholding, occupancy, license, severance, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto.

"Unvested Performance Share Unit" means a Performance Share Unit that is not a Vested Performance Share Unit.

"Vested Performance Share Unit" means a Performance Share Unit in respect of which:

(a) the applicable performance period under the terms of the applicable Employee Share Plan ended on or prior to the Vesting Determination Date, and either:

(i) such Performance Share Unit has vested based on actual performance of the Company in accordance with the terms of the applicable Employee Share Plan but has not yet settled as of the Effective Date; or

(ii) if the vesting date for such Performance Share Unit has not occurred on or prior to the Effective Date, such Performance Share Unit would have vested based on actual performance of the Company in accordance with the terms of the applicable Employee Share Plan on such vesting date if such vesting date had occurred on or prior to the Effective Date, without proration; or

(b) the applicable performance period under the terms of the applicable Employee Share Plan ends after the Vesting Determination Date, but such Performance Share Unit would have vested in accordance with the terms of the applicable Employee Share Plan based on actual performance of the Company as of the Vesting Determination Date if:

(i) the vesting date for such Performance Share Unit had occurred on or prior to the Effective Date; and

(ii) the performance period for such Performance Share Unit had ended on the Vesting Determination Date, without, for the avoidance of doubt, any proration based on the portion of the applicable performance period that has elapsed as of any date, including the Vesting Determination Date, in each case, as set forth on Schedule 4.8 of the Disclosure Letter;

"Vesting Determination Date" means January 3, 2026.

"Voting Shareholders" means, collectively, the Common Shareholders and OCM SunOpta Trustee, LLC, as registered holder of the Special Shares, in trust for the benefit of the Preferred Shareholders pursuant to and in accordance with the Voting Trust Agreement.

"Voting Trust Agreement" means the voting trust agreement dated April 24, 2020, among the Company, SunOpta Foods Inc., the Preferred Shareholders and OCM SunOpta Trustee, LLC, as trustee.

Section 1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1) Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and does not affect the construction or interpretation of this Plan of Arrangement.

(2) Currency. Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and "$" refers to United States dollars.

(3) Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4) Certain Phrases and References, etc. The words (i) "either" and "or" are not exclusive, "or" will have the inclusive meaning represented by the phrase "and/or" and "include," "includes" and "including" are not limiting; (ii) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of," (iii) "extent" in the phrase "to the extent" means the degree to which a subject or other thing extends, and such phrase does not mean simply "if"; (iv) references to a contract, agreement or other instrument mean such contract, agreement or other instrument as amended or otherwise supplemented or modified from time to time; and (v) unless stated otherwise, "Article" and "Section", followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms "Plan of Arrangement", "hereof", "hereto", "herein" and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5) Statutes. Any reference to a Law refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, re-enacted, supplemented or suspended unless stated otherwise.

(6) Date for Any Action. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7) Time References. References to time are to local time, Toronto, Ontario.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Parent, Purchaser, the Company, the Company Subsidiaries, all Common Shareholders (including Dissenting Holders), all Special Shareholders, all Preferred Shareholders, all holders of Incentive Securities, American Stock Transfer & Trust Company, LLC (as regards the Shareholder Rights Plan), the registrar and transfer agent of the Company, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3 Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective at two minute intervals starting at the Effective Time:

(1) All Rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof, the Shareholder Rights Plan shall terminate with the result that it will no longer have any force or effect, and thereafter no Person will have any further liability or obligation to the former holders of Rights under such Shareholder Rights Plan and the former holders of Rights will permanently cease to have any Rights under such Shareholder Rights Plan.

(2) Each Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of any Employee Share Plan or any applicable grant agreement in relation thereto, be deemed to be unconditionally vested and exercisable, and such Stock Option shall be surrendered by the holder thereof to the Company in exchange for, subject to any withholding made pursuant to Section 4.3, a cash payment from the Company equal to the amount (if any) by which the Consideration in respect of a Common Share underlying a Stock Option exceeds the exercise price of such Stock Option, multiplied by the number of Common Shares subject to such Stock Option, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3), and each such Stock Option shall immediately be cancelled and terminated and, where such amount is zero or negative, each such Stock Option, whether vested or unvested, shall be cancelled without any consideration and, with respect to each Stock Option that is surrendered pursuant to this Section 2.3(2), as of the effective time of such surrender: (i) the holder thereof shall cease to be the holder of such Stock Option, (ii) the holder thereof shall cease to have any rights as a holder in respect of such Stock Option, or under any Employee Share Plan with respect to such Stock Options, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(2), (iii) such holder's name shall be removed from the applicable register, and (iv) all agreements (but only to the extent related to such Stock Option), grants, certificates and similar instruments relating thereto shall be cancelled.

(3) Each Performance Share Unit that is outstanding immediately prior to the Effective Time shall, notwithstanding the terms of any Employee Share Plan or any applicable grant agreement in relation thereto, be surrendered by the holder thereof to the Company in exchange for (x) in the case of each Unvested Performance Share Unit, no consideration, or (y) in the case of each Vested Performance Share Unit, subject to any withholding made pursuant to Section 4.3, a cash payment from the Company equal to the Consideration in respect of each Common Share underlying such Vested Performance Share Unit,  with such amounts to be paid to the applicable holders in accordance with Section 4.1(3), and each such Unvested Performance Share Unit and Vested Performance Share Unit shall immediately be cancelled and terminated and, as of the effective time of such surrender: (i) the holder thereof shall cease to be the holder of such Performance Share Unit, (ii) the holder thereof shall cease to have any rights as a holder in respect of such Performance Share Unit, or under any Employee Share Plan with respect to such Performance Share Units, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(3), (iii) such holder's name shall be removed from the applicable register, and (iv) all agreements (but only to the extent related to such Performance Share Unit), grants, certificates and similar instruments relating thereto shall be cancelled.

(4) Each Restricted Share Unit, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall, notwithstanding the terms of any Employee Share Plan or any applicable grant agreement in relation thereto, be surrendered by the holder thereof to the Company in exchange for, subject to any withholding made pursuant to Section 4.3, a cash payment from the Company equal to the Consideration in respect of each Common Share underlying such Restricted Share Unit, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3), and each such Restricted Share Unit shall immediately be cancelled and terminated and, as of the effective time of such surrender: (i) the holder thereof shall cease to be the holder of such Restricted Share Unit, (ii) the holder thereof shall cease to have any rights as a holder in respect of such Restricted Share Unit, or under any Employee Share Plan with respect to such Restricted Share Units, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 2.3(4), (iii) such holder's name shall be removed from the applicable register, and (iv) all agreements (but only to the extent related to such Restricted Share Unit), grants, certificates and similar instruments relating thereto shall be cancelled.

(5) Each outstanding Common Share held by the Preferred Shareholders shall be transferred, without any further action by or on behalf of the holder thereof, to Purchaser in exchange for the Consideration, less any applicable withholdings pursuant to Section 4.3, and:

(a) the holder of each such Common Share shall cease to be the holder thereof and to have any rights as a Common Shareholder other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(b) a portion of the amount held by the Depositary as agent for and on behalf of Purchaser, equal to the aggregate Consideration payable in respect of such outstanding Common Shares, shall thereupon be held by the Depositary as agent for and on behalf of the former holders of such Common Shares, to be paid to such holders following the completion of the Arrangement in accordance with Section 4.1; and

(c) Purchaser shall be recorded in the register of holders of Common Shares maintained by or on behalf of the Company as the holder of the Common Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

(6) Notwithstanding the terms of the Series B-1 Preferred Stock, each share of Series B-1 Preferred Stock outstanding immediately prior to the Effective Time shall, without any further action by or on behalf of the holder thereof, be transferred to the Company in exchange for the number of Common Shares equal to the Series B-1 Preferred Stock Exchange Rate (for the avoidance of doubt, in no event shall the Series B-1 Preferred Stock outstanding immediately prior to the Effective Time be exchanged for less than the full number of Common Shares calculated pursuant to this Section 2.3(6)), and

(a) the holder of each such share of Series B-1 Preferred Stock shall cease to be the holder thereof and to have any rights as a Preferred Shareholder;

(b) all agreements relating to the Series B-1 Preferred Stock, including the Investor Rights Agreement, the Exchange and Support Agreement and the Voting Trust Agreement,  shall be cancelled and of no further force or effect;

(c) the Preferred Shareholders will be deemed to be the holders of such Common Shares and will be recorded in the register of holders of Common Shares maintained by or on behalf of the Company as the holder of such Common Shares and shall be deemed the legal and beneficial owner thereof; and

(d) the Company shall be recorded in the register of holders of the Series B-1 Preferred Stock maintained by or on behalf of SunOpta Foods Inc. as the holder of Series B-1 Preferred Stock so transferred, and shall be deemed to be the legal and beneficial owner thereof.

(7) Concurrently with the transaction in Section 2.3(6), all Special Shares shall be cancelled without any payment in respect thereof and without any further action by or on behalf of the holder thereof, and:

(a) the Special Shareholders shall cease to have any rights as a Special Shareholder, and the Voting Trust Agreement shall be cancelled and of no further force or effect; and

(b) the Special Shareholders' names shall be removed from the register of holders of Special Shares maintained by or on behalf of the Company.

(8) Each outstanding Common Share held by a Dissenting Holder shall be deemed to have been transferred without any further action by or on behalf of the holder thereof to Purchaser, and:

(a) such Dissenting Holder shall cease to be the holder of such Common Share and to have any rights as a Common Shareholder, other than the right to be paid the fair value of its Common Shares by Purchaser in accordance with Section 3.1;

(b) such Dissenting Holder's name shall be removed from the register of holders of Common Shares maintained by or on behalf of the Company; and

(c) Purchaser shall be recorded in the register of holders of Common Shares maintained by or on behalf of the Company as the holder of the Common Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

(9) Each outstanding Common Share (for greater certainty, including each Common Share issued to the Preferred Shareholders in exchange for Series B-1 Preferred Stock in accordance with Section 2.3(6) and excluding (i) Common Shares transferred by Preferred Shareholders to the Purchaser in accordance with Section 2.3(5) and (ii) Common Shares transferred by Dissenting Holders who have validly exercised their respective Dissent Rights to the Purchaser in accordance with Section 2.3(8)) shall be transferred without any further action by or on behalf of the holder thereof, to Purchaser in exchange for the Consideration, less any applicable withholdings pursuant to Section 4.3, and:

(a) the holder of each such Common Share shall cease to be the holder thereof and to have any rights as a Common Shareholder other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(b) a portion of the amount held by the Depositary as agent for and on behalf of Purchaser, equal to the aggregate Consideration payable in respect of such outstanding Common Shares, shall thereupon be held by the Depositary as agent for and on behalf of the former holders of such Common Shares, to be paid to such holders following the completion of the Arrangement in accordance with Section 4.1;

(c) such holder's name shall be removed from the register of holders of Common Shares maintained by or on behalf of the Company; and

(d) Purchaser shall be recorded in the register of holders of Common Shares maintained by or on behalf of the Company as the holder of the Common Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

ARTICLE 3

DISSENT RIGHTS

Section 3.1 Dissent Rights

(1) Registered holders of Common Shares may exercise dissent rights with respect to the Common Shares held by such holders ("Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 3.1, provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by the Company at its registered office no later than 5:00 p.m. (Toronto time) two (2) Business Days immediately preceding the date of the Shareholder Meeting (as it may be adjourned or postponed from time to time).

(2) Each Dissenting Holder who duly exercises Dissent Rights shall be deemed to have transferred the Common Shares held by such holder to Purchaser, at the implementation time of and as provided in Section 2.3(8), and if such holder:

(a) is ultimately entitled to be paid fair value for such Common Shares, shall be paid the fair value of such Common Shares by Purchaser, less any applicable withholdings pursuant to Section 4.3, which fair value, notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b) is ultimately not entitled, for any reason, to be paid the fair value for such Common Shares, shall be deemed to have participated in the Arrangement on the same basis as Common Shareholders who have not exercised Dissent Rights in respect of such Common Shares and shall be entitled to receive the Consideration to which Common Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(9) hereof, less any applicable withholdings pursuant to Section 4.3.

Section 3.2 Recognition of Dissenting Holders

(1) In no case shall the Company, Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(2) In no case shall the Company, Purchaser or any other Person be required to recognize any holder of Common Shares who exercises Dissent Rights as a holder of such Common Shares after the Effective Time.

(3) Common Shareholders who withdraw, or are deemed to withdraw, the exercise of their Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration to which Common Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(9) hereof, less any applicable withholdings pursuant to Section 4.3.

(4) In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Incentive Securities (in their capacity as holders of Incentive Securities), (b) Preferred Shareholders (in their capacity as Preferred Shareholders), (c) Special Shareholders (in their capacity as Special Shareholders), and (d) Common Shareholders who vote or have instructed a proxyholder to vote Common Shares in favour of the Arrangement Resolution.

ARTICLE 4

CERTIFICATES AND PAYMENTS

Section 4.1 Payment of Consideration

(1) Prior to the filing of the Articles of Arrangement, Purchaser shall deposit, or arrange to be deposited, for the benefit of Common Shareholders, cash with the Depositary in the aggregate amount as is required by this Plan of Arrangement, with the amount per Common Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose, net of any applicable withholdings for the benefit of the Common Shareholders.

(2) Upon surrender to the Depositary for cancellation of a direct registration statement (DRS) advice (a "DRS Advice"), a certificate or certificates which, immediately prior to the Effective Time, represented outstanding Common Shares or Series B-1 Preferred Stock that were transferred pursuant to Section 2.3(5), Section 2.3(6) or Section 2.3(9), as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, holders of the Common Shares or Series B-1 Preferred Stock represented by such surrendered DRS Advice or certificate(s) shall, upon the effectiveness of Section 2.3(5), Section 2.3(6) or Section 2.3(9), as applicable, be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment which such holder has the right to receive under this Plan of Arrangement for such Common Shares or the Common Shares issued in exchange for such Series B-1 Preferred Stock, as applicable, without interest, less any amounts withheld pursuant to Section 4.3, and any DRS Advice or certificate(s) so surrendered shall forthwith be cancelled.

(3) As soon as practicable, but in any event, not more than five Business Days after the Effective Time, Purchaser shall cause the Company, or the relevant Company Subsidiary, to deliver to each former holder of Stock Options, Performance Share Units and Restricted Share Units (in accordance with Section 2.3(2), Section 2.3(3) and Section 2.3(4), as applicable), the cash payment, if any, net of applicable withholdings pursuant to Section 4.3, that such holder is entitled to receive under this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of the Company or any Company Subsidiary, as applicable, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company or any Company Subsidiary, as applicable, is not practicable for any such holder, by cheque (delivered to the address of such holder of Stock Options, Performance Share Units or Restricted Share Units, as reflected on the register maintained by or on behalf of the Company in respect of the Stock Options, Performance Share Units and Restricted Share Units). Notwithstanding that amounts under this Plan of Arrangement may be calculated in U.S. dollars, the Company is entitled to make the payments contemplated in this Section 4.1(3) in the applicable currency in respect of which the Company or any Company Subsidiary, as applicable, customarily makes payment to such holder by using the applicable Bank of Canada exchange rate in effect on the date that is one (1) Business Day immediately preceding the Effective Date.

(4) Until surrendered as contemplated by this Section 4.1, each DRS Advice or certificate(s) that immediately prior to the Effective Time represented Common Shares or Series B-1 Preferred Stock shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment which the holder is entitled to receive in lieu of such DRS Advice or certificate(s) as contemplated in this Section 4.1 (or, in the case of the holders of Series B-1 Preferred Stock, the Common Shares issued in exchange therefor), less any amounts withheld pursuant to Section 4.3. Any such DRS Advice or certificate formerly representing Common Shares or Series B-1 Preferred Stock not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in the Company, SunOpta Foods Inc. or Purchaser. On such date, all cash payments to which such former holder was entitled shall be deemed to have been surrendered to Purchaser, and shall be paid over by the Depositary to Purchaser or as directed by Purchaser.

(5) Any payment made by the Depositary (or the Company or any of its Subsidiaries, if applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for Common Shares, Series B-1 Preferred Stock, Stock Options, Performance Share Units and Restricted Share Units in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or the Company, as applicable, for no consideration.

(6) No holder of Common Shares, Special Shares, Series B-1 Preferred Stock, Stock Options, Performance Share Units or Restricted Share Units shall be entitled (following the completion of the Arrangement) to receive any consideration with respect to such Common Shares, Special Shares, Series B-1 Preferred Stock, Stock Options, Performance Share Units or Restricted Share Units other than the cash payment, if any, which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, in respect of Common Shares and Series B-1 Preferred Stock, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Company (or, in the case of the holders of Series B-1 Preferred Stock, SunOpta Foods Inc.) with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Common Shares or Series B-1 Preferred Stock.

Section 4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or shares of Series B-1 Preferred Stock that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of holders of Common Shares or Series B-1 Preferred Stock maintained by or on behalf of the Company or SunOpta Foods Inc., as applicable, the Depositary shall pay and deliver in exchange for such lost, stolen or destroyed certificate, the cash payment which such holder is entitled to receive for such Common Shares (or, in the case of the holders of Series B-1 Preferred Stock, the Common Shares issued in exchange therefor) under this Plan of Arrangement in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such payment is to be paid and delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to Purchaser and the Depositary (each acting reasonably) in such amount as Purchaser may direct, or otherwise indemnify the Company, the Depositary and Purchaser in a manner satisfactory to the Company, the Depositary and Purchaser (each acting reasonably), against any claim that may be made against the Company, the Depositary or Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3 Withholding Rights

Each of Parent, Purchaser, the Company, the Company Subsidiaries, the Depositary and any other applicable withholding agent shall be entitled to deduct and withhold from any amount otherwise payable to any Person under this Plan of Arrangement, such Taxes as are required to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of any other Law. To the extent that amounts are so deducted and withheld and timely remitted to the proper Governmental Entity, such amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deducted and withholding was made.

Section 4.4 Calculations

All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by the Company, Purchaser or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

Section 4.5 Interest

Under no circumstances shall interest accrue or be paid by the Company, Purchaser, the Depositary or any other Person to Securityholders or other Persons depositing DRS Advices or certificates pursuant to this Plan of Arrangement in respect of Common Shares or Series B-1 Preferred Stock or holders of Stock Options, Restricted Share Units or Performance Share Units, regardless of any delay in making any payment contemplated hereunder.

Section 4.6 No Liens

Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.7 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Series B-1 Preferred Stock, Special Shares, Incentive Securities issued or outstanding prior to the Effective Time; (b) the rights and obligations of the holders of Common Shares, Special Shares, Series B-1 Preferred Stock and Incentive Securities, the Company, any Company Subsidiary, Purchaser, the Depositary, and any registrar or transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Special Shares, Series B-1 Preferred Stock or Incentive Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments

(1) The Company, Parent and Purchaser may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must (a) be set out in writing, (b) be approved by the Company, Parent and Purchaser, each acting reasonably, and (c) be filed with the Court and, if made following the Shareholder Meeting, approved by the Court.

(2) Notwithstanding Section 5.1(1), the Company, Parent and Purchaser may amend, modify or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Securityholders, provided that each such amendment, modification or supplement (a) must concern a matter which, in the reasonable opinion of each of the Company, Parent and Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Securityholders.

(3) Subject to Section 5.1(2), any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company, Parent or Purchaser at any time prior to or at the Shareholder Meeting (provided that the Company or Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to the Voting Shareholders, and if so proposed and accepted by the Persons voting at the Shareholder Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(4) Subject to Section 5.1(2), the Company, Parent and Purchaser may amend, modify or supplement this Plan of Arrangement at any time and from time to time after the Shareholder Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to the Voting Shareholders.

Section 5.2 Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.